Exhibit 99.5

The Honourable
Peter Bethlenfalvy
MINISTER OF FINANCE

Building a Better Ontario

2024 ONTARIO BUDGET

Budget Papers

For general inquiries regarding 2024 Ontario Budget: Building a Better Ontario please call:

Toll-free English and French inquiries:	1-800-337-7222
Teletypewriter (TTY):	1-800-263-7776

For electronic copies of this document, visit our website at www.ontario.ca/budget

© King’s Printer for Ontario, 2024

ISBN 978-1-4868-7925-0 (PRINT)

ISBN 978-1-4868-7926-7 (HTML)

ISBN 978-1-4868-7927-4 (PDF)

Ce document est disponible en français sous le titre :

Bâtir un Ontario meilleur : Budget de l’Ontario 2024

Minister’s Foreword

Delivering on Our Plan to Build Ontario

Over the past six years, as our economy and population have grown, our government has been delivering on our plan to build Ontario.

Like the rest of the world, Ontario continues to face economic uncertainty due to high interest rates and global instability.

These challenges are putting pressure on Ontario families, as well as public finances. High inflation, high Bank of Canada interest rates and the high cost of the federal carbon tax have pushed costs up. Households are struggling.

Faced with these challenges, other governments might choose to raise taxes, reduce investments in services or download costs on municipalities. Our government is taking a different approach. We are continuing to invest in Ontario’s people and communities. We are doing what’s needed to get it done.

Our plan is rebuilding Ontario’s economy. We are keeping costs down by holding the line on new taxes as we build the infrastructure our growing province needs.

Because for too long, Ontario was left behind.

Under previous governments, over 300,000 manufacturing jobs were lost.

Previous governments failed to adequately build roads, highways, bridges and public transit. After decades of a chronic lack of funding, Ontario’s economy loses billions of dollars each year from the high cost of gridlock.

Previous governments let the cost of energy spiral out of control.

Our government was elected on a plan to fix these problems. We were elected on a plan to rebuild Ontario’s economy and bring back good-paying manufacturing jobs. We were elected to build roads, highways and public transit. We were elected to keep costs down for Ontario workers and families.

Now, more people are working than ever before.

Now, shovels are in the ground on new roads, highways and the largest public transit expansion in North America.

Now, Ontario is leading the future of affordable, safe and clean nuclear energy.

We’re sticking to our plan. We’re getting it done.

iii

Minister’s Foreword

Rebuilding Ontario’s Economy

From the day we first took office, our government has been on a mission to rebuild Ontario’s economy.

We’re keeping taxes low, cutting red tape and investing in workers.

Despite challenging economic headwinds, we are attracting record investment to Ontario.

Over the last three years, Ontario created almost 900,000 net new jobs, the fastest growth on record.

In Northern Ontario, we are advancing the building of all-season roads to the Ring of Fire to bring prosperity to First Nations and Northern communities. We are unlocking the economic potential of the critical minerals that will help power Ontario’s electric vehicle battery supply chains. Minerals mined in Ontario will power electric vehicles built in new Ontario factories by Ontario workers, purchased in Ontario and around the world.

In Hamilton, ArcelorMittal Dofasco is making a $1.8 billion investment to replace its coal-fed coke ovens and blast furnaces with new, low-emission technology. And in Sault Ste. Marie, Algoma Steel is investing $700 million in a low-emission electric arc furnace.

In St. Thomas, Volkswagen’s $7 billion investment in its first overseas electric vehicle battery cell plant is creating 3,000 good-paying manufacturing jobs.

In Windsor, the NextStar Energy EV battery plant will support 2,500 Ontario workers, with more than $5 billion invested in Ontario.

And in Loyalist Township, Umicore is creating 600 new direct jobs with a $2.7 billion investment.

In fact, Ontario is the only place in North America where five of the largest auto manufacturers have set up shop. In addition, Volkswagen is establishing its first overseas electric vehicle battery cell manufacturing plant in Ontario.

This success is not an accident. It is a direct result of our government’s plan to rebuild Ontario’s economy by investing in workers and keeping taxes low.

These investments and our economy are powered by one of the cleanest grids in North America. Our government is leading the future of nuclear energy by building the first grid-scale small modular reactors in Canada. At the same time, we are supporting the refurbishment of the Bruce, Darlington and Pickering Nuclear Generating Stations with pre-development work also underway for a new large-scale nuclear plant at the Bruce nuclear site.

As part of a pragmatic plan that includes natural gas, investing in and bringing online more clean nuclear energy will fix the mistakes of past governments’ energy policies with sensible policies that support economic growth and keep costs down for people and businesses.

iv

Minister’s Foreword

Building Infrastructure, Highways and Transit in Your Community

Rebuilding Ontario’s economy demands that we build the infrastructure needed to support our growing communities.

Ontario’s Plan to Build includes the most ambitious capital plan in the province’s history, with $190.2 billion over the next decade to support growing businesses, families and newcomers.

To help municipalities meet their housing targets and get shovels in the ground, we are increasing funding for infrastructure so municipalities can build more homes.

That includes $1 billion in our new Municipal Housing Infrastructure Program and $825 million for the Housing-Enabling Water Systems Fund. The $1.2 billion Building Faster Fund is also helping municipalities build new homes.

To help Ontario communities grow and thrive, we are introducing the new $200 million Community Sport and Recreation Infrastructure Fund to support new and upgraded sport and recreation facilities to support the health and well-being of children, families and seniors across Ontario.

In addition, we successfully negotiated our historic new deal with the City of Toronto, providing new tools, resources and funding to support the City’s recovery through growth.

Across Ontario, we are building new roads and highways. We are leading the largest expansion of public transit in North America.

In Windsor-Essex County, shovels are in the ground to expand Highway 3, with planning underway to build a new interchange connecting Highway 401 to Lauzon Parkway. Now, we are helping to build a new interchange at Banwell Road and E.C. Row Expressway to support population growth and the development of the NextStar Energy electric vehicle battery plant.

In Ottawa, we are designing a new interchange at Highway 416 and Barnsdale Road to support South Ottawa’s growing population.

We are also moving forward with critical projects that will get people and goods across the GTA moving again, including building Highway 413 and the Bradford Bypass and advancing work on Highway 7 in Markham to Brock Road, through Pickering.

v

Minister’s Foreword

As part of our government’s historic transit expansion, we are bringing back two daily weekday train trips on the Milton GO Line and moving forward with our plan to provide two-way, all-day GO service to Milton.

We have also added year-round GO train service to Niagara.

We are bringing fast and reliable transit to downtown Mississauga and Brampton by expanding the Hazel McCallion Light Rail Transit Line, including a two-kilometre extension and loop through to Confederation Parkway.

Work is well underway on four priority subway projects in the GTA, including the Ontario Line, three-stop Scarborough Subway Extension, Yonge North Subway Extension into York Region, and the Eglinton Crosstown West Extension, and planned connection to Pearson International Airport, one of the largest employment areas in Canada.

In order to attract more investment in the province’s infrastructure, our government introduced the Building Ontario Fund, which will help build more projects in areas like clean energy generation, long-term care and student housing.

Starting with an allocation of $3 billion, the fund will create opportunities for pension funds to put their members’ investments to work right here in Ontario.

This Plan to Build is the most ambitious in Ontario’s history, but it is also necessary to lay the groundwork for Ontario’s long-term growth. Our government will continue to invest to support the success of Ontario workers, families and businesses for years to come.

vi

Minister’s Foreword

Working for Workers

Ontario’s workers are central to Ontario’s Plan to Build. They are our greatest asset and the reason that people want to invest in Ontario.

We are investing in our workers to help them get the skills they need to train for the in-demand jobs of the future in key areas like health care and the skilled trades.

Since our government launched the Skills Development Fund in 2021, we have trained more than 500,000 workers for better jobs and bigger paycheques, including carpenters, plumbers and health care personnel through nearly 600 training projects.

Through an additional $100 million in the Skills Development Fund this year, we will continue to help job seekers advance their careers.

We are also investing more than $62 million in two of the province’s foundational skilled trades programs to help young people explore future careers in the skilled trades. This includes over $21 million to expand the Ontario Youth Apprenticeship Program and $42 million to launch 100 pre-apprenticeship training projects around the province that will help young people acquire firsthand job experience.

Our workers deserve sustainable pensions. This is why we are taking action to implement a target benefit framework that would help protect the retirement security of workers in the skilled trades and other occupations. It would help employees move from employer to employer while keeping the same pension, and they could even see their savings invested in projects right here in Ontario.

Our plan ensures that as Ontario and its economy grow, so do workers’ paycheques.

vii

Minister’s Foreword

Keeping Your Costs Down

Bank of Canada interest rate hikes, high inflation and the federal carbon tax have made life challenging for Ontario families. As families are feeling the pinch on their household budgets, our government refuses to increase taxes or pass on additional costs.

We acted early to keep costs down and we are continuing to support Ontario families.

At a time when the federal government is set to raise the carbon tax even further, we are proposing to extend the gas tax and fuel tax cuts until December 31, 2024, saving Ontario households $320 on average since July 2022.

We are also supporting families and students across Ontario by extending the tuition freeze at Ontario’s publicly assisted colleges and universities for at least three more years. Since the freeze was first implemented in 2014, we have saved university students an estimated $1,600 and college students an estimated $350 each year.

We are also saving daily transit users on participating systems an average of $1,600 each year through One Fare, which eliminates double fares across transit systems throughout the Greater Golden Horseshoe.

We are standing up for drivers by banning new road tolls on 400-series highways in Ontario, and we have frozen driver’s licence and photo card fees, saving drivers an estimated $66 million over the next five years.

We are putting money back in people’s pockets by refunding eligible licence plate renewal fees paid since March 2020 for nearly 8 million vehicle owners in Ontario. We also eliminated licence plate renewal fees and plate stickers on a go-forward basis.

And our government is helping more seniors access financial assistance by indexing the Guaranteed Annual Income System (GAINS) benefit to the rate of inflation for the first time in Ontario’s history. We are also expanding the annual income eligibility threshold, meaning about 100,000 more low-income seniors in Ontario will receive payments.

This year, our government froze the beer basic tax indexation and the LCBO mark-up rates for another two years and is proposing to scrap the 6.1 per cent on-site wine basic tax, making it easier for businesses and providing potential savings for consumers.

These measures will help keep more money in the pockets of Ontario families at a time when they need it most.

viii

Minister’s Foreword

Better Services for You

We believe in investing in better services that make people’s lives easier and more convenient.

This is why our government is building a robust health care system that puts people at the centre of care, including the most ambitious plan for hospital expansion in the province’s history.

Ontario’s plan includes supporting more than 50 hospital projects that would add approximately 3,000 new beds over 10 years.

In fact, over the next 10 years, Ontario is investing nearly $50 billion in health infrastructure, including close to $36 billion in capital grants.

But we know Ontarians also depend on health care supports outside of hospitals. This is why our government is continuing to make health care more connected and convenient, to help patients receive the right care in the right place.

Through an additional investment of $546 million over three years, we are creating new and expanded primary care teams to provide team-based primary care to approximately 600,000 people.

We are also strengthening our health care workforce by providing $128 million over the next three years to support enrolment increases of 2,000 registered nurses and 1,000 registered practical nurses at publicly assisted colleges and universities.

The government is helping to address the increasing demand for health human resources across the province, particularly in underserved communities, through the expanded Ontario Learn and Stay Grant.

We’re supporting a new medical school at York University, which will be the first medical school in Canada focused primarily on training family doctors.

We’re building new schools and renovating existing schools to help ensure Ontario’s students learn and grow, with $1.4 billion in the current school year alone to help build schools in places like North Bay, Kitchener, Lincoln, Barrhaven and Brockville.

We are helping students get back to basics through skills in math, reading and writing, and better preparing them for the in-demand jobs and opportunities of the future.

Our government knows Ontario families deserve to feel safe in their homes and communities.

This is why we are providing $46 million over three years to support patrol and response times in the GTA, including the purchase of four helicopters.

ix

Minister’s Foreword

We are also investing in correctional and courthouse facilities to improve safety and security in aging institutions and to help to provide access to justice in growing communities, such as the recently completed expansion of the Brampton courthouse in Peel Region.

We’re also hitting back against auto theft with $49 million over three years to help police put those responsible behind bars, and we are supporting increased crime-fighting measures to support prevention and detection of auto theft.

We’re investing in these services because we know they are critical to helping Ontario workers and families reach their full potential and fully participate in society and the workforce.

We’re doing so while retaining a path to balance the budget.

A Plan to Build Ontario

Our Plan to Build Ontario is working.

After years of neglect and mismanagement under previous governments, we are rebuilding Ontario’s economy.

But we know there is more work to be done and at a time of high interest rates and global economic uncertainty, it is more important than ever to keep costs down.

This is why our government refuses to slow down our work to rebuild this province and it is why we refuse to put additional costs and taxes on families, businesses and municipalities.

We will continue our prudent, responsible approach. We will get it done.

Original signed by

The Honourable Peter Bethlenfalvy

Ontario’s Minister of Finance

x

Contents

Contents

Minister’s Foreword

Delivering on Our Plan to Build Ontario	iii

Rebuilding Ontario’s Economy	iv

Building Infrastructure, Highways and Transit in Your Community	v

Working for Workers	vii

Keeping Your Costs Down	viii

Better Services for You	ix

A Plan to Build Ontario	x

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief	3

Ontario’s Economic Outlook	5

Revisions to the Economic Outlook Since the 2023 Budget	5

Managing Ontario’s Finances Responsibly	7

Ontario’s Fiscal Plan	8

Revenue Outlook Over the Medium Term	9

Program Expense Outlook Over the Medium Term	9

Interest on Debt Outlook Over the Medium Term	9

Other Fiscal Plan Assumptions	9

Economic and Fiscal Outlook Scenarios	10

Borrowing and Debt Management	12

A Capital Plan to Build a Better Ontario	14

xi

Contents

Chapter 1: Building a Better Ontario

Section A: Building Ontario

Rebuilding Ontario’s Economy	21

Strengthening Manufacturing and Attracting Investment	22

Leveraging Northern Ontario’s Natural Resources	28

Powering Ontario’s Growth	33

Supporting Innovation and Economic Growth Through Research and Technology	37

Keeping Costs Down for Ontario Businesses	39

Building Infrastructure, Highways and Transit in Your Communities	45

Funding Infrastructure to Build More Homes	45

Building Stronger Communities for Future Generations	47

Building Highways	52

Building Transit	59

xii

Contents

Section B: Working for You

Working for Workers	67

Supporting Skills Development and Training	67

Helping Workers Plan for Retirement	70

Keeping Costs Down	71

Putting Money Back in Your Pocket	71

Helping Ontario’s Most Vulnerable	77

Helping to Increase Housing Supply and Affordability	79

Better Services for You	83

Making Health Care More Connected and Convenient	83

Building and Expanding Hospitals to Improve Care	91

Building Long-Term Care Homes	93

Getting Back to Basics in Education	94

Supporting Students with Special Education Needs	95

Building Schools and Child Care Spaces	96

Supporting Efficiency, Transparency and Accountability in the Postsecondary Education Sector	100

Reducing Red Tape	102

Strengthening Provincial Agencies	103

Expanding Protected Areas and Provincial Green Spaces	103

Protecting You and Your Family	106

Modernizing Financial Services and Capital Markets to Protect Consumers	111

xiii

Contents

Chapter 2: Economic Performance and Outlook

Introduction	115

Revisions to the Outlook Since the 2023 Budget	116

Recent Economic Performance	118

Real GDP Growth	120

Consumer Price Inflation	121

Economic Outlook	122

Global Economic Environment	125

Financial Markets and Other External Factors	127

Details of Ontario’s Economic Outlook	129

Employment and Household Spending	130

Consumer Price Inflation	132

Housing Supply Progress	133

Housing Market	134

Risks to the Outlook	136

Economic Outlook Scenarios	137

Transparent Reporting on the Economy	139

xiv

Contents

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Introduction	143

2023–24 Interim Fiscal Performance	145

Revenue Update	146

Expense Update	148

Prudence in 2023–24	150

Medium-Term Fiscal Plan	150

Key Changes Since the 2023 Budget	150

Medium-Term Revenue Outlook	152

Economic and Fiscal Outlook Scenarios	155

Medium-Term Expense Outlook	157

Prudence Built into the Medium-Term Outlook	161

Transparency and Risks	163

Details of Ontario’s Finances	164

Chapter 4: Borrowing and Debt Management

Introduction	177

Borrowing Program	178

Sustainable Bond Program	182

Cost of Debt	184

Term of Debt	187

Ensuring Adequate Liquidity Levels	188

Debt Burden Reduction Strategy	189

Consolidated Financial Tables	193

xv

Contents

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview	197

Simplifying the Ontario Computer Animation and Special Effects Tax Credit	197

Extending the Temporary Gas Tax and Fuel Tax Rate Cuts	198

Reviewing Ontario’s Tax System	198

Property Assessment and Taxation Review	199

Reviewing Alcohol Taxation and Fees	199

Summary of Measures	199

Technical Amendments	200

xvi

Contents

List of Tables

Ontario’s Economic and Fiscal Outlook in Brief

Summary of Ontario’s Economic Outlook	5

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2023 Budget Compared to the 2024 Budget	6

Details of Ontario’s Fiscal Plan	8

Ontario Real GDP Growth Scenarios	10

Ontario Nominal GDP Growth Scenarios	10

2023–24 Borrowing Program and Medium-Term Outlook	12

Progress on Relevant Debt Sustainability Measures	13

Infrastructure Expenditures	18

Chapter 1: Building a Better Ontario

Table 1.1	Examples of Recently Approved and Completed Projects Under the Ontario Community Infrastructure Fund	49

Table 1.2	Recently Completed Highway Projects	58

Table 1.3	School Projects Opening in the 2023–24 School Year	97

Table 1.4	Continuing to Get Shovels in the Ground to Build More Schools	98

Chapter 2: Economic Performance and Outlook

Table 2.1	Summary of Ontario’s Economic Outlook	115

Table 2.2	Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2023 Budget Compared to the 2024 Budget	117

Table 2.3	Private-Sector Forecasts for Ontario Real GDP Growth	122

Table 2.4	Private-Sector Forecasts for Ontario Nominal GDP Growth	123

Table 2.5	External Factors	128

Table 2.6	Ontario’s Economic Outlook	129

Table 2.7	Impact of Sustained Changes in Key External Factors on Real GDP Growth	136

Table 2.8	Ontario Real GDP Growth Scenarios	137

Table 2.9	Ontario Nominal GDP Growth Scenarios	137

Table 2.10	Ontario Economic Accounts Release Dates	139

xvii

Contents

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Table 3.1	Fiscal Summary	144

Table 3.2	2023–24 In-Year Fiscal Performance	145

Table 3.3	Summary of 2023–24 Revenue Changes Since the 2023 Budget	146

Table 3.4	Summary of 2023–24 Expense Changes Since the 2023 Budget	148

Table 3.5	Summary of Medium-Term Revenue Outlook	152

Table 3.6	Selected Economic and Revenue Sensitivities	154

Table 3.7	Ontario’s Taxation Revenue Scenarios	155

Table 3.8	Summary of Medium-Term Expense Outlook	157

Table 3.9	Selected Expense Sensitivities	162

Table 3.10	Total Revenue	164

Table 3.11	Total Expense	166

Table 3.12	Infrastructure Expenditures	171

Table 3.13	10-Year Review of Selected Financial and Economic Statistics	172

Chapter 4: Borrowing and Debt Management

Table 4.1	2023–24 Borrowing Program and Medium-Term Outlook	178

Table 4.2	Progress on Relevant Debt Sustainability Measures	189

Table 4.3	Net Debt and Accumulated Deficit	193

Table 4.4	Medium-Term Outlook: Net Debt and Accumulated Deficit	194

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.1	Summary of Measures	199

xviii

Contents

List of Charts

Ontario’s Economic and Fiscal Outlook in Brief

Current Fiscal Outlook Compared to the 2023 Budget and 2023 Ontario Economic Outlook and Fiscal Review		4

Ontario Fiscal Outlook Scenarios		11

Chapter 1: Building a Better Ontario

Chart 1.1	Supporting Ontario Businesses	40

Chart 1.2	Highway 413 Project Route	54

Chart 1.3	Bradford Bypass Project Route	55

Chart 1.4	Building Transit in the Greater Golden Horseshoe	62

Chart 1.5	Select Measures That Provide Relief to Families and Individuals	76

Chart 1.6	Ontario’s Non-Resident Speculation Tax Timeline	80

Chart 1.7	Ontario Parks Electrifying and Creating New Campsites	104

Chapter 2: Economic Performance and Outlook

Chart 2.1	Ontario’s Strong Employment Growth	118

Chart 2.2	Performance of Other Key Economic Indicators in 2023	119

Chart 2.3	Ontario’s Real GDP Growth Moderated in 2023	120

Chart 2.4	Ontario’s Consumer Price Inflation Moderating	121

Chart 2.5	Ontario Nominal GDP Growth Projected to Moderate	124

Chart 2.6	Global Real GDP Growth Projections	125

Chart 2.7	Global Supply Chain Pressures Have Eased	126

Chart 2.8	Bank of Canada Raised Policy Interest Rate Significantly	127

Chart 2.9	Ontario Unemployment Rate to Remain Below Historical Average	130

Chart 2.10	Canadian Households Paying More Interest	131

Chart 2.11	Inflation Projected to Ease	132

Chart 2.12	Making Progress on Housing Supply	133

Chart 2.13	Housing Affordability Impacted by Higher Mortgage Costs	134

Chart 2.14	Housing Market Projected to Rebound	135

Chart 2.15	Range of Ontario GDP Scenario Forecasts	138

xix

Contents

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Chart 3.1	Current Fiscal Outlook Compared to the 2023 Budget and 2023 Ontario Economic Outlook and Fiscal Review	143

Chart 3.2	Sources of Revenue Changes Since the 2023 Budget	151

Chart 3.3	Ontario Fiscal Outlook Scenarios	156

Chart 3.4	Composition of Total Revenue, 2024–25	170

Chart 3.5	Composition of Total Expense, 2024–25	170

Chapter 4: Borrowing and Debt Management

Chart 4.1	Borrowing Outlook Scenarios for Long-Term Borrowing	179

Chart 4.2	2023–24 Borrowing	180

Chart 4.3	Domestic and International Borrowing	181

Chart 4.4	Green Bond Allocation by Framework Category	182

Chart 4.5	Ontario’s Green Bond Issues	183

Chart 4.6	Effective Interest Rate (Weighted Average) on Total Debt	184

Chart 4.7	Comparison of Average Annual Ontario Borrowing Rate Forecast	185

Chart 4.8	Comparison of Interest on Debt Expense Forecast	186

Chart 4.9	Weighted-Average Term of Borrowings	187

Chart 4.10	Average Unrestricted Liquid Reserve Levels	188

Chart 4.11	Net Debt-to-GDP	190

Chart 4.12	Net Debt-to-Revenue	191

Chart 4.13	Interest on Debt-to-Revenue	192

xx

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario, like the rest of the world, continues to face economic challenges and elevated uncertainty. The outcomes of persistently high interest rates and inflation continue to be unclear. However, Ontario’s economy has demonstrated continued resiliency in light of ongoing economic pressures. By taking a responsible approach to fiscal management while creating stronger communities for future generations, the government is continuing to make progress on its plan to build Ontario together.

Ontario’s economy performed stronger than expected in 2023, despite continued economic headwinds prompted by elevated consumer price inflation and high interest rates. Nearly all private-sector forecasters expect continued but slower growth in 2024, compared to the projection in the 2023 Budget.

Ontario also experienced above average employment growth in 2023, adding 183,200 net new jobs, a 2.4 per cent increase. Ontario’s unemployment rate rose modestly to 5.7 per cent in 2023 but remained low compared to its historic average.

The government’s plan retains a path to balance the budget despite a fiscal deterioration relative to Ontario’s 2023 Budget and the outlook in the fall 2023 Ontario Economic Outlook and Fiscal Review. While slower projected growth in 2024 and other factors beyond the province’s control are key drivers of the deterioration, the government is continuing to invest in key public services and not raising taxes or fees to increase revenues at a time when it is important to keep costs down for people and businesses.

In 2023–24, Ontario is projecting a deficit of $3.0 billion. Over the medium term, the government is projecting deficits of $9.8 billion in 2024–25 and $4.6 billion in 2025–26 before planning for a surplus of $0.5 billion in 2026–27. The future pace of economic growth remains uncertain, which may impact these projections.

The government will continue to support people and businesses in Ontario and make prudent and targeted investments to build a strong future together.

3

Ontario’s Economic and Fiscal Outlook in Brief

4

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic Outlook

High interest rates are expected to continue negatively impacting Ontario’s economy in 2024, with real gross domestic product (GDP) growth projected to slow from an estimated 1.2 per cent in 2023 to 0.3 per cent in 2024. Real GDP growth is projected to accelerate to 1.9 per cent in 2025, and 2.2 per cent in 2026 and 2027. For the purposes of prudent fiscal planning, these projections are slightly below the average of private-sector forecasts.

Summary of Ontario’s Economic Outlook

(Per Cent)

	2022	2023	2024p	2025p	2026p	2027p
Real GDP Growth	3.9	1.2e	0.3	1.9	2.2	2.2
Nominal GDP Growth	9.2	4.1e	2.7	3.9	4.3	4.1
Employment Growth	4.6	2.4	0.8	1.7	1.4	1.4
CPI Inflation	6.8	3.8	2.6	2.0	2.0	2.0

e = estimate.

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024.

Sources: Statistics Canada and Ontario Ministry of Finance.

Revisions to the Economic Outlook Since the 2023 Budget

Ontario’s real GDP grew by an estimated 1.2 per cent in 2023, stronger than the projection in the 2023 Budget, and nominal GDP growth is estimated at 4.1 per cent, higher than the 2.8 per cent 2023 Budget projection.

The outlook has been revised compared to the projections in the 2023 Budget. Key changes since the 2023 Budget include the following:

•	Stronger estimated real and nominal GDP growth in 2023, accompanied by significantly stronger job creation and a lower unemployment rate;

•	Slower real and nominal GDP growth between 2024 and 2026, with the most pronounced deterioration in 2024;

•	Weaker net operating surplus of corporations growth over the forecast period; and

•	Stronger housing starts throughout the forecast period.

5

Ontario’s Economic and Fiscal Outlook in Brief

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2023 Budget Compared to the 2024 Budget

(Per Cent Change)

	2023		2024p		2025p		2026p

	2023 Budget	2024 Budget	2023 Budget	2024 Budget	2023 Budget	2024 Budget	2023 Budget	2024 Budget
Real Gross Domestic Product	0.2	1.2e	1.3	0.3	2.5	1.9	2.4	2.2
Nominal Gross Domestic Product	2.8	4.1e	3.6	2.7	4.6	3.9	4.5	4.3
Compensation of Employees	5.1	6.7e	4.2	4.3	4.5	4.4	4.2	4.1
Net Operating Surplus — Corporations	(8.2)	(12.6)e	(0.5)	(4.7)	9.2	3.5	9.1	7.9
Nominal Household Consumption	5.1	6.0e	4.1	3.5	4.3	4.1	4.2	4.3
Other Economic Indicators
Employment	0.5	2.4	1.0	0.8	1.7	1.7	1.7	1.4
Job Creation (000s)	39	183	78	63	133	136	136	114
Unemployment Rate (Per Cent)	6.4	5.7	6.6	6.7	6.3	6.6	6.3	6.4
Consumer Price Index	3.6	3.8	2.1	2.6	2.0	2.0	2.0	2.0
Housing Starts (000s)[1]	80.3	89.3	79.3	87.9	82.7	92.3	83.2	94.4
Home Resales	(8.9)	(12.3)	21.0	4.0	1.2	16.0	1.2	1.2
Home Resale Prices	(9.7)	(6.3)	2.2	(0.2)	4.0	3.1	4.0	4.0
Key External Variables
U.S. Real Gross Domestic Product	0.5	2.5	1.2	2.1	2.1	1.7	2.1	2.1
WTI Crude Oil ($US per Barrel)	83	78	80	79	79	78	79	77
Canadian Dollar (Cents US)	74.4	74.1	76.5	74.6	77.6	77.6	78.5	78.2
Three-Month Treasury Bill Rate (Per Cent)[2]	4.3	4.8	3.3	4.4	2.5	3.0	2.4	2.6
10-Year Government Bond Rate (Per Cent)[2]	3.1	3.3	3.1	3.2	3.1	3.1	3.2	3.3

e = estimate.

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024.

[1]	Housing starts projection based on private-sector average as of January 25, 2024.
[2]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2023 and February 2024); U.S. Energy Information Administration; and Ontario Ministry of Finance.

6

Ontario’s Economic and Fiscal Outlook in Brief

Managing Ontario’s Finances Responsibly

The government is providing a transparent update on Ontario’s finances and its plan to invest in communities.

The government’s multi-year fiscal plan is consistent with the requirements of the Fiscal Sustainability, Transparency and Accountability Act, 2019 and its governing principles guide Ontario’s fiscal policy.

•

Transparent: The government continues to demonstrate its commitment to transparency through the release of regular financial updates. In addition, for the sixth year in a row, the Auditor General of Ontario has provided a clean audit opinion on Ontario’s consolidated financial statements.

•

Responsible: The government has developed a measured and responsible approach to managing Ontario’s finances, while investing in key public services and capital projects that will help to improve economic productivity, invest in communities and create jobs.

•

Flexible: The government’s plan has built in appropriate levels of prudence in the form of contingency funds and a reserve to ensure that the necessary fiscal flexibility is available to respond to changing circumstances.

•	Equitable: The government’s plan strengthens critical public services, such as health care, for people today and to ensure that they are available for future generations.

•

Sustainable: The government is committed to employing a flexible approach to respond to ongoing economic uncertainty, while balancing these needs with the long-term sustainability of Ontario’s finances, including the debt burden.

Defining Extraordinary Circumstances

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires that the government define the extraordinary circumstances if it plans to run a deficit. The government is defining the extraordinary circumstance for the planned deficits in the current year and the medium-term outlook as the result of ongoing economic uncertainty related to inflation, high interest rates, and rapid population growth creating the need for investments in public services and infrastructure. Ontario is not alone, as these challenges have resulted in difficult economic and fiscal circumstances for governments around the world.

7

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Fiscal Plan

In 2024–25, the government is projecting a deficit of $9.8 billion, improving to a deficit of $4.6 billion in 2025–26 and a surplus of $0.5 billion in 2026–27. This is driven by slower growth impacting revenues, increased compensation costs and increased investments in infrastructure, municipalities and key public services, as well as gas tax relief.

Details of Ontario’s Fiscal Plan

($ Billions)

	Actual 2022–23	Interim[1] 2023–24	Medium-Term Outlook
			2024–25	2025–26	2026–27
Revenue
Personal Income Tax	44.2	50.6	51.9	55.1	58.3
Sales Tax	36.1	39.8	38.8	40.6	42.7
Corporations Tax	27.8	24.2	24.9	26.3	28.0
Ontario Health Premium	4.4	4.9	5.0	5.2	5.4
Education Property Tax	6.0	5.8	5.8	5.9	5.9
All Other Taxes	18.0	17.2	18.2	20.4	21.0
Total Taxation Revenue	136.5	142.5	144.7	153.5	161.3
Government of Canada	31.3	34.8	36.3	37.5	38.7
Income from Government Business Enterprises	6.1	7.3	6.8	8.0	7.8
Other Non-Tax Revenue	19.0	19.8	18.0	18.5	18.8
Total Revenue	192.9	204.3	205.7	217.4	226.6

Base Programs[2]
Health Sector	75.1	84.5	85.0	88.0	89.9
Education Sector[3]	33.6	36.6	37.6	38.8	39.4
Postsecondary Education Sector	11.7	12.6	12.2	12.5	13.0
Children, Community and Social Services Sector	18.0	19.4	19.9	20.1	20.1
Justice Sector	5.3	6.1	5.9	5.6	5.6
Other Programs	30.1	35.3	40.0	40.9	40.9
Total Base Programs	173.8	194.5	200.6	205.8	208.9
COVID-19 Time-Limited Funding	6.3	–	–	–	–
Other One-Time Expenses	6.3	–	–	–	–
Total Programs	186.4	194.5	200.6	205.8	208.9
Interest on Debt	12.4	12.8	13.9	14.7	15.2
Total Expense	198.8	207.3	214.5	220.6	224.1
Surplus/(Deficit) Before Reserve	(5.9)	(3.0)	(8.8)	(3.1)	2.5
Reserve	–	–	1.0	1.5	2.0
Surplus/(Deficit)	(5.9)	(3.0)	(9.8)	(4.6)	0.5
Net Debt as a Per Cent of GDP	38.2%	38.0%	39.2%	39.5%	39.1%
Net Debt as a Per Cent of Revenue	207.6%	203.0%	213.5%	211.4%	209.4%
Interest on Debt as a Per Cent of Revenue	6.4%	6.3%	6.8%	6.8%	6.7%
[1]	Interim represents the 2024 Budget projection for the 2023–24 fiscal year.
[2]

For presentation purposes in the 2024 Budget, one-time COVID-19-related spending in 2022–23 has been included within COVID-19 Time-Limited Funding. This funding is no longer reported separately, starting in 2023–24.

[3]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

8

Ontario’s Economic and Fiscal Outlook in Brief

Revenue Outlook Over the Medium Term

Ontario’s revenue outlook is forecast to increase from $204.3 billion in 2023–24 to $226.6 billion in 2026–27.

Ontario’s revenue outlook is anchored by an economic projection based on private-sector forecasts and the best available information at the time of finalizing the planning projection. Details of the medium-term revenue outlook are outlined later in this Budget. See Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook for more details.

Key inputs included in the revenue forecast are a prudent economic outlook; existing federal–provincial agreements and funding formulas; and the business plans of government ministries, business enterprises and service organizations.

Program Expense Outlook Over the Medium Term

Ontario’s program expense outlook is expected to grow from $194.5 billion in 2023–24 to $208.9 billion in 2026–27. The additional funding will primarily be used to strengthen communities through investments in health, education and infrastructure.

Interest on Debt Outlook Over the Medium Term

Interest on debt is forecast to be $12.8 billion in 2023–24, down from the 2023 Budget forecast of $14.1 billion and remains lower than the forecast for each of the medium-term outlook years in the 2023 Budget.

Other Fiscal Plan Assumptions

The reserve is set at $1.0 billion in 2024–25, $1.5 billion in 2025–26, and $2.0 billion in 2026–27, reflecting Ontario’s commitment to maintaining a prudent and flexible fiscal plan.

The net debt-to-GDP ratio is projected to be 39.2 per cent in 2024–25, 39.5 per cent in 2025–26, and declining to 39.1 per cent in 2026–27.

9

Ontario’s Economic and Fiscal Outlook in Brief

Economic and Fiscal Outlook Scenarios

In recognition of the elevated degree of economic uncertainty, the Ontario Ministry of Finance has once again developed Faster Growth and Slower Growth scenarios that the economy could take over the next several years. These alternative scenarios should not be considered the best case or the worst case. Rather, they illustrate a broader range of possible alternative outcomes.

Ontario Real GDP Growth Scenarios

(Per Cent)

	2024p	2025p	2026p	2027p
Faster Growth Scenario	1.4	2.6	2.5	2.5
Planning Projection	0.3	1.9	2.2	2.2
Slower Growth Scenario	(0.6)	1.4	2.1	2.1

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024, and alternative scenarios.

Source: Ontario Ministry of Finance.

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2024p	2025p	2026p	2027p
Faster Growth Scenario	4.5	4.7	4.8	4.6
Planning Projection	2.7	3.9	4.3	4.1
Slower Growth Scenario	1.1	3.3	4.0	3.8

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024, and alternative scenarios.

Source: Ontario Ministry of Finance.

10

Ontario’s Economic and Fiscal Outlook in Brief

In the event that the alternative economic scenarios materialize as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result. See Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook, Revenue Outlook Scenarios section for more information.

Under the Faster Growth scenario, the deficit outlook may improve to $6.1 billion in 2024–25, followed by surpluses of $2.0 billion in 2025–26 and $9.7 billion in 2026–27. However, if the Slower Growth scenario takes place instead, the deficit outlook may deteriorate to $13.3 billion in 2024–25, $10.4 billion in 2025–26 and $7.5 billion in 2026–27.

11

Ontario’s Economic and Fiscal Outlook in Brief

Borrowing and Debt Management

Ontario’s borrowing program is primarily used to fund deficits, refinance maturing debt and make investments in capital assets. Ontario will continue to finance most of its borrowing program in the long-term public markets in Canada as well as internationally. Ontario has completed long-term public borrowing of $41.8 billion for 2023–24. The total long-term borrowing requirements for 2024–25, 2025–26 and 2026–27 are forecast to be $38.2 billion, $37.7 billion and $32.8 billion, respectively.

$18.0 Billion Ontario Green Bonds Issued Since 2014–15

Ontario remains the largest issuer of Canadian dollar Green Bonds and plans to continue its leadership in the Canadian dollar Green Bond market. The government released its new Ontario Sustainable Bond Framework, replacing the province’s Green Bond Framework from 2014. The new framework will allow for a broader range of potential bond offerings in the future, including emissions-free nuclear power. On February 29, 2024, Ontario issued a $1.5 billion Green Bond, which was Ontario’s first Green Bond issued under the new Ontario Sustainable Bond Framework, the second this fiscal year, and fifteenth overall.

2023–24 Borrowing Program and Medium-Term Outlook

($ Billions)

	2023–24			Medium-Term Outlook

	2023 Budget	Change from 2023 Budget	Interim[1] 2023–24	2024–25	2025–26	2026–27
Deficit/(Surplus)	1.3	1.7	3.0	9.8	4.6	(0.5)
Investment in Capital Assets	13.6	1.2	14.7	17.7	20.2	20.4
Non-Cash and Cash Timing Adjustments	(9.2)	7.6	(1.6)	(11.0)	(12.0)	(13.9)
Net Loans and Investments	0.1	(0.4)	(0.2)	(0.3)	0.1	–
Debt Maturities and Redemptions	31.2	–	31.2	28.0	33.1	26.9
Total Funding Requirement	37.0	10.1	47.1	44.2	46.0	32.8
Decrease/(Increase) in Short-Term Borrowing	–	–	–	(5.0)	–	–
Increase/(Decrease) in Year-End Cash and Cash Equivalents[2]	5.0	4.3	9.3	(1.0)	(8.3)	–
Pre-borrowing in 2022–23 for 2023–24	(14.5)	–	(14.5)	–	–	–
Total Long-Term Public Borrowing	27.5	14.3	41.8	38.2	37.7	32.8
[1]	Interim represents the 2024 Budget projection for the 2023–24 fiscal year.
[2]	Starting in 2024–25, pre-borrowing will be reflected as part of the increase in year-end cash and cash equivalents.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

12

Ontario’s Economic and Fiscal Outlook in Brief

Ontario is forecast to pay $12.8 billion in interest costs in 2023–24, $13.9 billion in 2024–25 and $14.7 billion in 2025–26, down from the 2023 Budget forecasts of $14.1 billion, $14.4 billion and $15.1 billion, respectively. These lower interest costs total a cumulative savings of more than $2 billion over three years and are a result of lower actual and projected cost of borrowing. Interest on debt in 2026–27 is forecast to be $15.2 billion.

The government remains committed to reducing the debt burden and putting Ontario’s finances back on a more sustainable path. The province’s debt sustainability targets are reviewed annually, based on the latest economic and fiscal conditions, to ensure Ontario is making progress towards reducing the debt burden. Meeting these targets on a sustained basis would help improve Ontario’s credit rating profile and lower Ontario’s cost of borrowing. This would result in less money being required to pay for interest on debt, which frees up resources for other priorities. The targets, which remain unchanged from the 2023 Budget, are listed in the table below.

 Progress on Relevant Debt Sustainability Measures

 (Per Cent)

	Targets	2023 Budget 2023–24 Forecast	2023 FES 2023–24 Forecast	2024 Budget 2023–24 Forecast	2024 Budget 2024–25 Forecast

Net Debt-to-GDP	<40.0	37.8	38.4	38.0	39.2

Net Debt-to-Revenue	<200	199	206	203	214

Interest on Debt-to-Revenue	<7.5	6.9	6.7	6.3	6.8

Note: 2023 FES is defined as the 2023 Ontario Economic Outlook and Fiscal Review.

Source: Ontario Financing Authority.

See Chapter 4: Borrowing and Debt Management for more details on Ontario’s borrowing program, including borrowing outlook scenarios and the debt burden reduction strategy.

13

Ontario’s Economic and Fiscal Outlook in Brief

A Capital Plan to Build a Better Ontario

Ontario’s Plan to Build includes the most ambitious capital plan in Ontario’s history, with planned investments over the next 10 years totalling $190.2 billion, including $26.2 billion in 2024–25. To address the historic infrastructure deficit, this plan is getting shovels in the ground to build highways, hospitals and other critical assets, laying the foundation for a better Ontario.

Key highlights in the capital plan include:

Building Highways

$27.4 billion over 10 years to support the planning and construction of highway expansion and rehabilitation projects across the province, including:

•

Highway 413, a new 400-series highway and transportation corridor across Halton, Peel and York Regions that will bring relief to one of the busiest corridors in North America and save drivers up to 30 minutes each way on their commute;

•	Bradford Bypass, a new four-lane freeway connecting Highway 400 in Simcoe County and Highway 404 in York Region, which will save drivers an estimated 35 minutes in travel time;

•	Enabling the expansion of Highway 401 east from Brock Road in Pickering to help relieve gridlock for tens of thousands of drivers per day and get goods moving faster;

•

The Queen Elizabeth Way (QEW) Garden City Skyway Bridge Twinning project, which includes construction of a new bridge on the QEW over the Welland Canal connecting the City of St. Catharines to the Town of Niagara-on-the-Lake;

•

Widening existing corridors across the province, such as Highway 404 from Highway 407 to Major Mackenzie Drive in Markham, Highway 11/17 between Thunder Bay and Nipigon and Highway 17 between Kenora and the Manitoba border;

•

Advancing work to support the new Highway 7 from Kitchener to Guelph, including replacement of the Frederick Street Bridge in Kitchener. Once fully constructed, the new highway will provide relief to the busy Highway 401 and connect the fast-growing urban centres of Kitchener, Waterloo and Guelph.

•	Supporting the construction of a new interchange at Banwell Road and E.C. Row Expressway in the City of Windsor to keep people and goods moving and support development in the area;

•

Supporting the planning and design for a new interchange connecting Highway 401 to Lauzon Parkway in Windsor, which will support increased opportunities for trade and better access to the Windsor-Detroit border;

14

Ontario’s Economic and Fiscal Outlook in Brief

•	Widening Highway 3 from two to four lanes between Essex and Leamington to improve road safety and keep people and goods moving in Southwestern Ontario; and

•	Supporting the planning and design for a new interchange at Highway 416 and Barnsdale Road in Ottawa to support population growth and development planned by the City for the Barrhaven South area.

Building Transit

$67.5 billion over 10 years for public transit, with a variety of projects underway, including:

•

Transforming the GO Transit rail network to improve access and convenience across the Greater Golden Horseshoe by increasing service with two-way, all-day GO trains across the core network with faster trains, more stations and better connections;

•	Making investments to extend GO Transit rail service to Bowmanville;

•	Extending the Hazel McCallion Light Rail Transit (LRT) by beginning the planning and design activities for the Mississauga loop and extension of the line into downtown Brampton;

•	Expanding service on the Milton GO Line by adding train trips and advancing the planning and design work for future two-way, all-day service;

•

Continuing to increase frequency of GO train service between Union Station and the Niagara Region, with more express service between Hamilton, Burlington and Toronto. The government continues to see increased ridership with the recently introduced year-round weekend GO rail service between Union Station in Toronto and Niagara Falls;

•

Advancing work on the Ontario Line, which will provide rapid transit from Exhibition/Ontario Place to Eglinton Avenue and Don Mills Road as well as connect more than 40 other transit routes, including GO train lines, subway and streetcar lines and the Eglinton Crosstown;

•

Continuing tunnelling for the three-stop Scarborough Subway Extension from Kennedy Station to Sheppard Avenue and McCowan Road and awarding the contract for design and construction of new underground stations with bus terminals; and continuing tunnelling on the Eglinton Crosstown West Extension. As of February 2024, tunnelling is over 80 per cent complete. Contracts were awarded for the elevated guideway portion in December 2023 and the Advance Tunnel 2 project in February 2024;

•

Advancing work on the Yonge North Subway Extension by issuing a Request for Proposal (RFP) for the Advance Tunnel Contract that includes work to design, build and finance the construction of the tunnels;

•

Funding for construction of station and track improvements to restore the Northlander passenger rail service between Toronto and Northern Ontario. As part of its commitment, the government has purchased three new trainsets for the rail fleet for the reinstated service; and

•	Making improvements to stations and the railway corridor to enable two-way, all-day service on the Kitchener Line.

15

Ontario’s Economic and Fiscal Outlook in Brief

Building Health Infrastructure

Nearly $50 billion over the next 10 years in hospital infrastructure, including close to $36 billion in hospital capital grants, to support more than 50 hospital projects that would add approximately 3,000 new beds over 10 years to increase access to reliable, quality care. Investments are being made to support hospital projects, including:

•

Funding to support the Weeneebayko Area Health Authority (WAHA) Redevelopment Project to build a new hospital and Elder Care Lodge in Moosonee, as well as a new ambulatory care centre on Moose Factory Island contingent upon necessary federal investment;

•

Support for the construction of a new 17-storey tower at the corner of Queen and Victoria in Toronto at the Unity Health Toronto – St. Michael’s Hospital to accommodate an expanded emergency department, ambulatory services, administrative spaces and off-site dialysis services;

•

Funding for the redevelopment of the Ottawa Hospital – Civic Campus to become one of the most advanced trauma centres in Eastern Ontario providing highly specialized emergency and trauma services for treatment of complex injuries and illnesses;

•	Support for the new Windsor-Essex Regional Hospital — a new state-of-the-art acute care hospital in Windsor and Essex County;

•

Support the redevelopment of the emergency department and fracture clinic at Centenary Hospital, as well as the construction of a new chronic kidney disease facility that will be located in the new Bridletowne Neighbourhood Centre community hub for the Scarborough Health Network to build more capacity for Scarborough and its surrounding communities; and

•	Support the renovation of existing space at the Thunder Bay Regional Health Sciences Centre, in partnership with the University Health Network, to deliver high-quality cardiovascular surgery services.

Building Long-Term Care

Planned investments that total a historic $6.4 billion since 2019 to build 58,000 new and upgraded long-term care beds across the province by 2028 to modern design standards, including:

•

Through the Accelerated Build Pilot Program, four new long-term care homes have been built on hospital-owned lands. These homes have created 1,272 new long-term care beds and are helping to meet urgent needs for more long-term care homes in Ajax, Toronto and Mississauga; and

•	The government is helping to increase long-term care capacity in communities across the province by providing loan guarantees to select non-municipal not-for-profit homes.

16

Ontario’s Economic and Fiscal Outlook in Brief

Building Schools

•

Investing over $23 billion, including approximately $16 billion in capital grants over the next 10 years, to build more schools and child care spaces, including a new joint French and English public school in Blind River, a new English public secondary school in Ottawa, an addition to St. Anne’s Catholic Elementary School in St. Thomas and a new French Catholic secondary school in Vaughan.

Building Postsecondary Education Infrastructure

•

Investing $6.1 billion in the Postsecondary Education sector over the next 10 years, including over $2.2 billion in capital grants, to help colleges, universities and Indigenous Institutes modernize facilities by upgrading technology, supporting critical repairs and improving energy efficiency.

Building High-Speed Internet

•

Investing nearly $4 billion, beginning in 2019–20, to ensure every community across Ontario has access to high-speed internet by the end of 2025. Multiple programs are well underway to provide access to internet service and better cellular connectivity, including launching a Request for Proposal to find a qualified satellite internet service provider, as well as advancing the Southwestern Integrated Fibre Technology and Eastern Ontario Regional Network initiatives.

Building Housing-Enabling Municipal Infrastructure

•

Investing $1.8 billion over three years, beginning in 2024–25, to help build municipal housing-enabling infrastructure projects through the $1.0 billion new Municipal Housing Infrastructure Program and the enhanced $825 million Housing-Enabling Water Systems Fund.

17

Ontario’s Economic and Fiscal Outlook in Brief

Infrastructure Expenditures1

($ Millions)

	Interim[2,3] 2023–24	Medium-Term Outlook			10-Year Total[4]
		2024–25	2025–26	2026–27
Sector
Transportation
Transit	8,638	10,695	11,982	8,509	67,466
Provincial Highways	3,285	3,872	3,922	3,411	27,418
Other Transportation, Property and Planning	188	218	229	127	1,245
Health
Hospitals	3,348	3,582	4,658	5,861	48,568
Other Health	640	303	578	1,390	8,684
Education	3,316	3,350	3,173	3,025	23,095
Postsecondary Education
Colleges and Other	765	879	820	662	4,763
Universities	113	130	127	136	1,297
Social	435	975	787	527	3,376
Justice	514	908	707	587	4,135
Other Sectors[5]	2,874	4,307	4,550	4,368	22,704
Total Infrastructure Expenditures	24,117	29,220	31,534	28,603	212,752
Less: Other Partner Funding[6]	3,176	2,972	1,996	1,900	22,543
Total[7]	20,941	26,248	29,538	26,703	190,209
[1]

Includes interest capitalized during construction; third-party investments in hospitals, colleges and schools; federal and municipal contributions to provincially owned infrastructure investments; and transfers to municipalities, universities and non-consolidated agencies.

[2]	Interim represents the 2024 Budget projection for the 2023–24 fiscal year.
[3]	Includes provincial investment in capital assets of $14.7 billion.
[4]	Total reflects the planned infrastructure expenditures for years 2024–25 through to 2033–34.
[5]	Includes high-speed internet infrastructure, government administration, natural resources, and culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes Federal/Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

18

Section A: Building Ontario Chapter 1 Building a Better Ontario Section A: Building Ontario

Section A: Building Ontario

Section A: Building Ontario

Ontario is on a mission to rebuild its economy. For too long, Ontario has had an infrastructure deficit and the time to rebuild is now. The government is leading the way to get new roads and highways built, while supporting the largest transit expansion in North America. Ontario was left behind with over 300,000 manufacturing jobs lost between the sector’s peak in 2004 and 2018. Over the last three years, Ontario has created more jobs than ever before.

Rebuilding Ontario’s Economy

Despite a challenging economic situation that is having an impact on the province’s finances, the government has a plan to rebuild the economy. Companies are investing to start and grow their businesses, creating better jobs and bigger paycheques for workers across the province. Historic new investments are being made here across the electric vehicle supply chain, with Ontario soon to be host to the first electric vehicle battery plants in Canada. The future for these companies and other businesses across Ontario will be powered by the province’s clean electricity grid, including nuclear energy, and critical minerals from the North. The government is helping to bring back manufacturing jobs to Ontario.

The government is continuing to rebuild Ontario’s economy by attracting domestic and international manufacturing investments, expanding the province’s electricity capacity, supporting innovation, and helping small businesses thrive. This plan will support economic growth here in Ontario, creating stronger communities for the future, and improving Ontario’s productivity growth and creating prosperity for generations to come. The government will continue working to rebuild the economy and support good-paying jobs.

Chapter 1: Building a Better Ontario

Strengthening Manufacturing and Attracting Investment

Ontario’s manufacturing sector is a significant driver of the provincial economy, representing 11.5 per cent of Ontario’s total GDP in 2022. Over the first three quarters of 2023, Ontario’s manufacturing sector added $1.9 billion in real GDP compared to the same period in 2022. In 2023, manufacturing employed 808,000 workers in the province, an increase of 20,900 from the previous year.

This recent progress comes after two decades where the sector was negatively impacted by the rising cost of doing business in Ontario, and market share was lost to countries with more productive firms and more competitive labour markets.1 By 2018, Ontario had lost over 300,000 manufacturing jobs from the sector’s peak in 2004.

This is why Ontario’s Plan to Build is continuing to help build a world-class manufacturing sector by attracting and supporting important investments in the province.

Helping Manufacturers Invest More in Their Businesses

As part of the 2023 Budget, the government announced the Ontario Made Manufacturing Investment Tax Credit — a 10 per cent refundable corporate income tax credit for eligible investments in buildings, machinery and equipment for use in manufacturing or processing in the province. The credit is available to claim for qualifying corporations and provides up to $2 million per year for eligible investments.

Over the first four years of the incentive, from 2023–24 to 2026–27, the credit will provide Ontario businesses with estimated income tax relief of approximately $1.1 billion. By lowering costs for Ontario manufacturers, the government is helping local manufacturing companies invest and expand, so the products of the future get made right here in Ontario by Ontario workers.

[1]	Bank of Canada, “Decomposing Canada’s Market Shares: An Update,” (August 2018), https://www.bankofcanada.ca/2018/08/staff-analytical-note-2018-26/

Section A: Building Ontario

Supporting Small and Medium-Sized Businesses Through the Regional Development Program’s Advanced Manufacturing and Innovation Competitiveness Stream

As manufacturers faced challenges from growing international competition and supply chain disruptions, the government acted by launching the $40 million Advanced Manufacturing and Innovation Competitiveness (AMIC) Stream in January 2022, under the Regional Development Program. This stream provides funding support to advanced manufacturers provincewide, including those in the automotive, aerospace, chemical, life sciences and steel sectors, with a focus on small and medium-sized enterprises. It also provides access to a range of complementary services and supports, including advisory services that help these businesses navigate other government programs.

To continue to create an environment that attracts investments to help grow the manufacturing sector, the government is providing additional funds to enhance the AMIC Stream. This will support current program demand by providing more firms with the financial support and tools needed to improve competitiveness and productivity while reinforcing essential supply chains.

Boosting Advanced Manufacturing Through the Regional Development Program

In July 2023, the government welcomed a $100 million investment by Siltech Corporation to build a new 210,000 square-foot manufacturing facility in Fort Erie — the company’s third facility in the province. Siltech manufactures specialty silicone used in the personal care, automotive, agriculture, pulp and paper, and oil and gas industries. Ontario is providing $5 million in funding through the Regional Development Program to support this investment, which will create 51 good-paying jobs.

To date, the Ontario government has provided more than $130 million to support over 110 projects through the Regional Development Program, leveraging more than $1.4 billion in new investments and helping to create more than 2,600 jobs provincewide.

Chapter 1: Building a Better Ontario

Building a World-Leading Electric Vehicle and Battery Supply Chain

The existing vehicle assembly and automotive parts production industries in Ontario directly support nearly 100,000 workers, as well as hundreds of thousands of indirect jobs throughout the auto supply chain, including over 700 parts firms as well as over 500 tool, die and mould makers.

The government has taken meaningful action to help rebuild Ontario’s automotive sector, revitalize manufacturing in the province and position the sector for success. Right here in Ontario, manufacturers are making new investments across the emerging electric vehicle (EV) supply chain to help the province become a North American hub for building the cars of the future and create more good-paying jobs. In 2023, Ontario was responsible for shipping 90.8 per cent of Canada’s international exports of automobiles and parts, with 96.4 per cent of these going to the United States. It is essential that the federal and Ontario governments work together to protect access to the market in the United States.

Over the last three years, Ontario has attracted more than $28 billion in transformative automotive and EV battery-related investments from global automakers, parts suppliers, and EV battery and materials manufacturers, which are expected to create more than 12,000 new jobs. By supporting these investments, the government is helping to build Ontario’s end-to-end EV supply chain to position the province as a global player in this emerging industry. Recent significant EV supply chain investments have been made in EV production, batteries and battery components, as well as EV parts.

Electric Vehicle Production

•

General Motors of Canada is investing more than $2 billion on multiple projects, including transforming the company’s Ingersoll CAMI Assembly manufacturing plant to deliver its all-electric commercial vehicle brand BrightDrop. The new facility at its CAMI Assembly in Ingersoll will begin building battery modules in the second quarter of 2024, after converting the plant from traditional vehicle manufacturing to all-electric commercial delivery vehicle production.

•

Ford Motor Company is investing $1.8 billion in its Oakville Assembly Complex to transform it into a high-volume hub of EV manufacturing, with the first EVs expected to be produced in 2025. The plant directly employs over 3,000 people and will be modernized with a flexible manufacturing system able to accommodate multiple battery electric vehicle models, including the installation of a battery pack assembly line.

Section A: Building Ontario

Batteries and Battery Components

•

Volkswagen is creating 3,000 jobs and investing $7 billion to establish its first overseas EV battery cell manufacturing plant in St. Thomas, Ontario. The plant will be completed in 2027 and produce battery cells for up to one million EVs per year.

•

Stellantis N.V. and LG Energy Solution are partnering to support an estimated 2,500 jobs and invest more than $5 billion towards the NextStar Energy EV battery manufacturing plant in Windsor. The plant is expected to be fully operational in 2025 and would be the first large-scale, domestic, EV battery manufacturing facility in Canada.

•

Umicore plans to create 600 new direct jobs and invest more than $2.7 billion to build North America’s first industrial-scale cathode and precursor materials plant in Loyalist Township. In the project’s first stage, the company will create these new direct jobs, in addition to 700 co-op positions for students that will be created throughout the project, making Umicore one of the largest private employers in Eastern Ontario.

Electric Vehicle Parts

•

Magna International is adding more than 1,000 jobs and investing $471 million, supporting the opening of a new EV battery enclosure facility in Brampton, while also expanding its existing automotive manufacturing facilities in five other cities in the province: Guelph, Windsor, Belleville, Newmarket and Penetanguishene.

•

Mitsui High-tec (Canada) Inc. is supporting 104 highly skilled jobs and investing $102.3 million to open a new manufacturing facility in Brantford to increase production of motor cores, the basic structure of the motor used in EVs.

•

Dana Canada Corporation, a leading manufacturer in drivetrain and electric propulsion motor systems, is creating 105 jobs in its two facilities in Oakville and Cambridge, and investing approximately $60 million to expand its manufacturing capacity of thermal management systems, a key component for EV batteries and electronics.

•

Bobaek America Inc. is creating 144 new jobs and investing $35 million to build a new manufacturing facility in Windsor, specializing in battery insulation panels and cell sheets for EVs. The new manufacturing facility is expected to open in June 2024.

Chapter 1: Building a Better Ontario

Creating a World-Leading Automotive and Electric Vehicle Supply Chain

In February 2024, BloombergNEF (BNEF) released its latest Global Lithium-Ion Battery Supply Chain Ranking, which reported that Canada had overtaken China for the top spot. Third place in the ranking was the United States. The Global Lithium-Ion Battery Supply Chain Ranking rates 30 countries on their potential to build a secure, reliable and sustainable lithium-ion battery supply chain.

According to the report, Canada’s raw material resources, strong integration with the United States’ automotive sector, and clear policy commitments have given it an edge over competitors.

The province is the only sub-national jurisdiction in North America to have five major global automotive assemblers — Ford, General Motors, Honda, Stellantis and Toyota — and is the third largest sub-national vehicle-producing jurisdiction in North America. In addition, Volkswagen is establishing its first overseas electric vehicle battery cell manufacturing plant in Ontario.

Section A: Building Ontario

Attracting Investments Through Invest Ontario

Invest Ontario was established in July 2020 to help attract investments from around the world and support businesses to expand their operations here in the province. The agency serves as a one-stop source to investors for business information and tailored investment solutions. It provides facilitated access to all levels of government and local service providers, as well as financial assistance through the Invest Ontario Fund. To date, Invest Ontario has helped secure $2.4 billion in investments, which are expected to create 2,600 new jobs, with many more opportunities in the pipeline.

To continue attracting major investments to Ontario, the government is allocating an additional $100 million to the Invest Ontario Fund. This builds on the $100 million announced in the 2023 Ontario Economic Outlook and Fiscal Review, and brings the fund total to $600 million. The enhanced fund will allow the agency to attract more strategic investments that create good-paying jobs, encourage innovation and support stronger supply chains in strategic sectors where the province has a global competitive advantage, including advanced manufacturing, life sciences and technology.

Supporting Advanced Manufacturing Through Invest Ontario

In November 2023, Invest Ontario supported an investment of approximately $60 million by Dana Canada Corporation, a leading manufacturer in drivetrain and electric propulsion motor systems. This investment will expand the company’s manufacturing capacity of thermal management systems, a key component for EV batteries and electronics. A $2.5 million grant from the Invest Ontario Fund will support Dana Canada’s expansion across its two facilities in Oakville and Cambridge, which is expected to create 105 new, good-paying jobs in these communities and the surrounding area.

Chapter 1: Building a Better Ontario

Boosting Ontario’s Shipbuilding Industry

Ontario’s shipbuilding and repair industry supports the movement of people and goods across the province, while promoting safety and security. In 2022, Ontario’s shipbuilding and boatbuilding industry contributed over $50 million to the economy. As part of the government’s plan to support the marine sector, Ontario is moving forward with the development of a grant program that will help boost the economic competitiveness of the province’s shipbuilding industry. This will help elevate Ontario’s shipbuilding industry to compete with other parts of the country for key procurements. The government is engaging with the industry on the development of this new program to ensure it remains competitive, creates jobs and helps grow Ontario’s economy.

Leveraging Northern Ontario’s Natural Resources

Through Ontario’s Critical Minerals Strategy, the government is working with Indigenous communities to unlock the economic potential of the province’s critical minerals in the North, including in the Ring of Fire. The government is also supporting Northern Ontario through the Sustainable Growth: Ontario’s Forest Sector Strategy, which sets out to encourage economic growth in the forestry industry, supporting Indigenous, Northern and rural communities that depend on the sector while ensuring forests are managed sustainably.

Mining Value From Critical Minerals in Ontario

Developing Critical Infrastructure for the Ring of Fire

Developing Ontario’s Ring of Fire region is crucial to improving quality of life for those communities. The government is working together with its First Nations partners to increase prosperity and improve access to health care, high-speed internet and other services. The Ring of Fire region is a world-class source of several critical minerals, including chromite, cobalt, nickel, copper and platinum. These all play a significant role in supporting innovative technologies for high-growth sectors such as batteries, electronics, electric vehicles and cleantech. Building the necessary infrastructure in and around the region will be a prerequisite to unlocking and lowering the cost of mining projects in the Ring of Fire and creating better supply chain connections between resources, industries, workers and communities in Northern Ontario and the manufacturing sector in Southern Ontario.

Section A: Building Ontario

Ontario has dedicated $1 billion to support critical legacy infrastructure such as all-season roads, broadband connectivity and community supports for the Ring of Fire region. Currently, there are no all-season roads connecting the Ring of Fire to the provincial highway network. These roads would improve First Nations’ community access to goods and services, including education, health care and housing.

The government will continue to support the Environmental Assessments (EAs) for the Marten Falls Community Access Road Project, the Webequie Supply Road Project and the Northern Road Link Project, led by the Marten Falls First Nation and Webequie First Nation.

In March 2024, the Marten Falls First Nation and Webequie First Nation signed a Community Development Agreement with Ontario to develop community infrastructure projects that could support future economic development opportunities in the Ring of Fire area. The agreement commits Ontario to supporting shovel-ready infrastructure projects that could include the construction of health and training facilities, recreation centres, commercial buildings and labour force development programs. These projects would help improve the livelihood and well-being of the First Nation communities in the area. The agreement also commits Ontario and the two lead First Nations, Marten Falls and Webequie First Nations, to work together to make decisions about the construction, ownership and operation of the all-season road network, should the EAs be approved. This collaboration will accelerate project timelines and help ensure the communities are ready to participate in future economic development opportunities in the region.

Chapter 1: Building a Better Ontario

In addition to supporting these EAs, Ontario is also supporting the development of additional critical infrastructure to benefit Northern communities. This includes initiatives such as the Matawa First Nations Rapid Lynx broadband project to provide modern and scalable telecommunication services to five Matawa First Nations member communities: Nibinamik, Neskantaga, Eabametoong, Marten Falls and Webequie First Nations.

As Ontario invests in and makes progress on developing critical infrastructure in the Ring of Fire region, the provincial government continues to call on the Government of Canada to step up, match Ontario’s funding commitments, and expedite approval processes for all infrastructure that would enable the development of the Ring of Fire and bring considerable economic benefit to Indigenous and Northern communities.

Enhancing the Critical Minerals Innovation Fund

The mining industry has rapidly evolved into a high-tech industry, with innovative ideas such as adopting electric mobile mining equipment to replace the use of diesel equipment, or remote mining to help companies access resources in isolated areas. Research projects are needed to tackle problems such as mining at depth in existing mines, the successful extraction of minerals from mine wastes, and technology that supports the recycling of electric vehicle batteries.

In November 2022, Ontario launched the $5 million Critical Minerals Innovation Fund (CMIF) to support innovation and research projects in the critical minerals sector to help increase exploration, mining, development, production and processing of critical minerals in Ontario. These projects are expected to tackle strategic challenges faced by the critical minerals sector in several areas of focus, such as the battery supply chain, deep exploration and mining, mineral processing, as well as the recovery of minerals.

To further support critical minerals development in the province and the creation of Ontario-made intellectual property, the government is investing $15 million to enhance the CMIF. The additional funding of $5 million per year in 2024–25, 2025–26 and 2026–27 will continue to help Ontario’s mining sector undertake research, development and commercialization of innovative technologies, including techniques, processes and solutions related to critical minerals. Through this investment, the CMIF will encourage further private–public collaboration and help create jobs supporting municipalities, Indigenous communities and regional economies.

Section A: Building Ontario

Investing in Innovative Critical Minerals Projects

Last year, the Critical Minerals Innovation Fund supported 13 innovative projects by providing up to $500,000 in funding for a maximum of 50 per cent of eligible project costs. For example:

• Carbonix Inc., an Indigenous-owned company, received $475,000 to help refine the process for converting mining waste, petroleum coke and other by-products into high-energy density graphite for use in the battery supply chain.

• Canada Nickel Company received $500,000 to fund research to commercialize carbon capture processing techniques for nickel to produce battery grade nickel and nickel for clean steel.

• Vale Canada received $500,000 to develop bioleaching techniques for reprocessing tailings to extract nickel and cobalt from mine waste to help increase the supply of battery metals.

• Wyloo Metals received $500,000 to test the feasibility of repurposing and storing all tailings materials underground in the form of backfill in mine workings.

Improving Sustainability Through Ontario’s Forestry Sector

Ontario’s forest industry can derive significant economic benefits from the complete use of wood products including forest biomass — which includes bark, shavings and sawdust — along with low-grade trees.

To support the Forest Biomass Action Plan and the Sustainable Growth: Ontario’s Forest Sector Strategy, the government created the Forest Biomass Program in May 2023. This $19.6 million program helps develop the economic potential and environmental benefits offered by new and emerging uses of underutilized wood and mill by-products. Potential biomass products include medicine, bioplastics, 3D printing, mass timber products, biodiesel and biofuels.

Ontario is providing additional investments to extend the program over the next three years at an annual funding level of $20 million. The Forest Biomass Program helps support projects to harvest more wood from Crown forests for use in traditional and innovative products, to increase forest-sector job creation and promote regional economic growth. The program will also contribute to the second pillar of the Sustainable Growth: Ontario’s Forest Sector Strategy, Putting More Wood to Work, with the goal to harvest Ontario’s sustainable wood supply of 30 million cubic metres by 2030.

Chapter 1: Building a Better Ontario

The Forest Biomass Program includes four streams:

•	Indigenous Bioeconomy Partnerships Stream — Supporting Indigenous businesses and communities to become more active participants in the forest sector through the use of forest biomass.

•	Exploring Biomass Pathways Stream — Improving and supporting for-profit, and not-for-profit feasibility, engineering and design studies.

•	Innovative Bioproduct Manufacturing Stream — Focusing on projects that support commercialization of new and/or innovative uses of forest biomass.

•

Modernization Stream — Supporting major modernization investments in foundational forestry facilities and/or establishment of new complementary businesses to consume large quantities of underutilized wood and biomass.

Investing in the Economic Potential of Forest Biomass

Since its launch in May 2023, Ontario has committed over $17 million to 41 research, innovation and modernization projects through its Forest Biomass Program. Each project will advance the use of forest biomass, including:

• Thunder Bay Pulp and Paper Mill, which received $5 million to upgrade and improve equipment to modernize the mill’s electrical system, enabling future measures to expand green energy production.

• Biopower Sustainable Energy Corporation (Atikokan), which received $997,500 to increase production, improve efficiency and increase usage of forest biomass by acquiring new equipment and supporting modernization of the wood handling facility.

• Whitesand First Nation, which received $1,289,573 to support the use of forest biomass for heat and power generation by fulfilling site preparatory work to construct a wood pellet plant in the Whitesand First Nation’s Bio-Economy Centre in the Armstrong Region.

Section A: Building Ontario

Powering Ontario’s Growth

To meet growing electricity demand, and as the government rebuilds Ontario’s economy, the province may need to double electricity capacity by 2050. Ontario’s clean electricity grid is a competitive advantage in attracting investments and jobs to the province. The government is continuing to invest in a clean energy future across the province. This is essential to compete and support the transition to a cleaner economy, as Ontario attracts investments in sectors such as manufacturing, mining, electric vehicles and batteries.

In July 2023, the government released Powering Ontario’s Growth: Ontario’s Plan for a Clean Energy Future. It is a pragmatic plan outlining the actions Ontario is taking to meet increasing electricity demand, which invests in the future of nuclear, while keeping costs down for people and businesses. The plan includes new zero-emissions electricity generation, storage and transmission lines that will provide families and industries with the reliable, low-cost and clean power they need, as well as power the province’s future. In the transition, natural gas-fired generation will continue to provide the province with the capacity to meet electricity demand and maintain system reliability.

Building on Ontario’s Nuclear Advantage

The government is leveraging the Ontario nuclear sector, a world leader in experience and expertise in this safe, reliable and clean energy source as a way to develop the next generation of nuclear power, including grid-scale small modular reactors (SMRs). Ontario’s nuclear advantage better positions the province to compete for international investments, which are increasingly prioritizing access to clean energy, as well as export development opportunities for Ontario’s nuclear sector. The government has also introduced the Ontario Sustainable Bond Framework, which includes financing for nuclear energy. The new framework allows Ontario to issue Green Bonds for umbrella projects that provide environmental benefits to the province. Projects under this framework include clean transportation, green buildings, clean energy such as emissions-free nuclear, climate change, energy efficiency, and forestry and agriculture initiatives, all of which support sustainability across Ontario.

Chapter 1: Building a Better Ontario

Supporting Nuclear Refurbishments

Refurbishing the Pickering Nuclear Generating Station

The Ontario government is supporting the Ontario Power Generation (OPG) plan to proceed with the next steps towards refurbishing the Pickering Nuclear Generating Station B Units. OPG is proceeding with the project initiation phase, which includes engineering and design work, as well as securing long lead time components that can require years for manufacturing.

Ontario is following a multi-phase approvals process to ensure the Pickering Nuclear Generating Station refurbishment project only proceeds if it is in the best interests of Ontario and its ratepayers. The Pickering refurbishment is also subject to regulatory approval by the federal regulator, the Canadian Nuclear Safety Commission.

Once refurbished, the Pickering Nuclear Generating Station would produce a total of more than 2,000 emissions-free megawatts (MW) of electricity, equivalent to powering two million homes, helping to meet increasing demand from electrification and fuelling the province’s economic growth.

The Conference Board of Canada’s preliminary analysis estimates this refurbishment would increase Ontario’s GDP by $19.4 billion and create about 11,000 jobs over the 11-year project period. Post-refurbishment operation of the facility would also create and sustain about 6,410 Ontario jobs per year for decades to come.

Section A: Building Ontario

Refurbishing Darlington and Bruce Nuclear Generating Stations

Ontario continues to support the refurbishments at the Darlington and Bruce Nuclear Generating Stations, securing clean, reliable and affordable electricity for generations to come. The generating capacity of the stations, with refurbished units, will provide approximately 3,500 MW and 6,550 MW, respectively, which is approximately equivalent to the combined 2022 peak demand of Alectra Utilities (serving 17 communities, including Mississauga, Hamilton, Brampton, Vaughan, St. Catharines and Barrie), Toronto Hydro, and Oshawa Power and Utilities Corporation (Oshawa PUC Networks) — in total, serving about 1.7 million residential customer accounts and 188,000 commercial, industrial and other customers, equivalent to about 36 per cent of the province’s electricity customers.

OPG has already completed refurbishment of two of the four Darlington units. Approximately 96 per cent of the Darlington Refurbishment Project costs are being spent in the province, involving more than 260 companies. According to a report by The Conference Board of Canada, the $12.8 billion Darlington Refurbishment Project, together with the nuclear station’s extended operation, will generate approximately $90 billion in economic benefits for Ontario, and increase employment by an average of 14,200 jobs per year across the province over an estimated 39-year operating period.

Building the Future of New Nuclear

As part of Powering Ontario’s Growth plan, the government is working with OPG to commence planning and licensing for three additional Small Modular Reactors (SMRs) at the Darlington Nuclear Generating Station site. This would bring Ontario’s total to four SMRs, which would produce enough clean electricity to power 1.2 million homes. OPG has commenced site preparation activities for the SMR project at Darlington.

The government is also working with Bruce Power on pre-development work for the first large-scale nuclear generation build in over three decades in Canada.

Growing Ontario’s Nuclear Supply Chain

Ontario’s expansion of nuclear energy is enhancing the province’s position as a global leader in new nuclear technologies, creating new export opportunities that will drive economic growth.

•

Ontario is leveraging the expertise of OPG and its subsidiary Laurentis Energy Partners to support a new collaboration agreement with SaskPower to support SaskPower’s nuclear program management, project licensing and operational readiness.

•

OPG and other Ontario nuclear supply chain providers have already signed major agreements valued at approximately $1 billion to export nuclear products and services to other countries, including Poland, Estonia and the Czech Republic.

Chapter 1: Building a Better Ontario

Supporting Clean Energy Storage Projects

New energy storage projects will support the operation of Ontario’s clean electricity grid by drawing and storing electricity off-peak when power demand is low, and returning the power to the system at times of higher electricity demand. The procurement of a targeted 2,500 MW of clean energy storage represents the largest battery procurement in Canada’s history and will increase the efficiency of Ontario’s clean electricity grid, complementing Ontario’s 2023 agreement for the 250 MW Oneida Energy Storage Project.

Boosting the Electricity Grid with Clean Hydrogen

The Ontario government is investing in 15 new projects that will help integrate hydrogen into the province’s electricity grid. This funding is through the $15 million Hydrogen Innovation Fund, which supports projects that pave the way for reliable, affordable and clean electricity generation from hydrogen to help power the province’s growth.

Continuing to Support the Northern Economy

The Northern Energy Advantage Program (NEAP) provides a rebate for eligible mining, forestry and steel operations in Northern Ontario. NEAP helps eligible large industrial operators better manage electricity costs as well as create and sustain good jobs in Northern Ontario to maintain global competitiveness, with 28 facilities currently receiving benefits from NEAP. To provide for continuing support to eligible large facilities in the North, the government is increasing NEAP funding by an additional $86 million over three years, resulting in a total annual program amount of $167 million in 2024–25 and $206 million for 2025–26 and 2026–27.

Expanding Electricity Transmission Infrastructure in the North

Expanding electricity transmission infrastructure supports economic development opportunities and improves reliability in the North. For example, the East-West Tie transmission project, from Wawa to Thunder Bay, went into service in March 2022, improving transmission capacity and flexibility. The Wataynikaneyap Power Transmission Project is nearing completion and will connect 16 remote First Nation communities to Ontario’s clean electricity grid as they transition away from diesel electricity generation.

The Waasigan Transmission Line project is also under development between Shuniah (near Thunder Bay), to Atikokan and then to Dryden. It will support community, industrial and mining growth in the Northwest.

Additional new projects proposed in the coming years include three new transmission lines in Northeastern Ontario to support forecast electricity demand growth, such as in the Sault Ste. Marie and Timmins areas, including from the conversion from coal to electric arc furnaces at Algoma Steel as well as from growth in the mining sector.

Section A: Building Ontario

Keeping Electricity Costs Down in Indigenous Communities

The Ontario government is supporting building more clean energy projects to reduce electricity costs in Indigenous communities. In November 2023, the government announced an increase of $5 million for the Independent Electricity System Operator (IESO) Indigenous Energy Support Programs, bringing the total annual investment up to $15 million. The IESO awarded funding for 93 projects from across 58 Indigenous communities in 2023, which will help promote Indigenous leadership in the electricity sector. These Indigenous Energy Support Programs help ensure that Indigenous communities can fully leverage opportunities in the electricity sector that can create significant, long-term economic benefits.

Reviewing Time-Limited Relief for the Electricity Distribution Sector

Under the Electricity Act, 1998, municipal electricity utilities (MEUs) are subject to a transfer tax of 33 per cent on the fair market value of electricity assets sold to the private sector. The government supports sector consolidation in an effort to improve services and convenience, improve reliability and security, cyber security and the adoption of new technology and consumer demands.

In the 2022 Budget, Ontario extended temporary tax relief measures related to the sale of assets until December 31, 2024. During this period, the transfer tax rate is reduced from 33 per cent to 22 per cent for larger MEUs, and the rate is reduced from 33 per cent to zero per cent for MEUs with fewer than 30,000 customers. In addition, any capital gains arising under the electricity payments in lieu of taxes (PILs) deemed disposition rules are exempt from any PILs.

In 2024, Ontario will review supports for consolidation of interested MEUs, and will provide a status update expected as part of the 2024 Ontario Economic Outlook and Fiscal Review, prior to the expiry of the existing relief measures.

Consolidation in the electricity distribution sector can help local distribution companies be better positioned to support Ontario’s electrification needs and improve services for customers well into the future.

Supporting Innovation and Economic Growth Through Research and Technology

Innovation is essential to Ontario’s long-term economic growth. Technological advancements and new approaches across all industries help drive innovation and progress, propelling Ontario towards a stronger, more resilient and productive economy for today and the future.

Chapter 1: Building a Better Ontario

Strengthening Research and Development With Advanced Research Computing

Ontario’s advanced research computing (ARC) facilities help ensure researchers have the resources they need to make new discoveries and commercialize the innovations that benefit businesses, workers and families across the province. The Ontario government is investing an additional $18 million over the next three years to support the ongoing operation and maintenance of Ontario’s ARC systems located across the province and ensure the systems meet the storage and computational demands for research into technologies such as artificial intelligence (AI). In addition, the government is investing $47.4 million for the infrastructure refresh of aging ARC systems at the University of Toronto (the Niagara Supercomputer) and University of Waterloo (the Graham Supercomputer).

In 2022–23, ARC systems helped support over 6,000 Ontario researchers and 4,000 trainees. Over the last five years, investments have also supported the development of 338 patent applications, the launch of more than 250 technology startups, and 800 global collaborations. This investment will support advancements in critical fields such as life sciences, engineering, clean technologies, nuclear research, electric vehicles and quantum computing.

Expanding Regional Innovation Centres to Barrie

Ontario is continuing to promote entrepreneurship and innovation by investing an additional $1 million per year starting in 2024–25 in Ontario’s Regional Innovation Centres (RICs). With this funding, the government will launch a new RIC in Barrie to further expand the regional benefits of innovation and economic growth.

Regional Innovation Centres are non-profit organizations, with 17 centres currently located across the province. They play a vital role in the innovation ecosystem by ensuring entrepreneurs have the resources and networks they need to start and grow their businesses. These centres provide a number of programs and services, including expert advice and mentorship, training and workshops, market intelligence, as well as connections to resources, funding and partners. In 2022–23 alone, RICs supported 5,500 unique Ontario technology clients that contributed to the creation of over 10,000 new full-time jobs, playing a key role in supporting technology job creation in their respective regions. The new RIC in Barrie will further extend the reach of the Regional Innovation Centres across the province to support the growth and success of early-stage and growing innovation and technology companies.

Section A: Building Ontario

Keeping Costs Down for Ontario Businesses

The government has taken significant action to lower costs for businesses to help them compete, grow and weather today’s economic uncertainty. Ontario’s small businesses account for more than 97 per cent of all businesses in the province, helping to drive the economy and create good-paying jobs for workers in growing communities across Ontario.

In 2024, the government would enable an estimated $8.0 billion in cost savings and support for Ontario businesses, of which $3.7 billion would go to small businesses. Some of the actions taken include:

•

Implementing the Ontario Made Manufacturing Investment Tax Credit to help local manufacturers invest and expand, by lowering costs for eligible investments in buildings, machinery or equipment used in manufacturing or processing in the province;

•

Temporarily cutting the gas tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre beginning July 1, 2022, which are proposed to be extended to December 31, 2024, to help reduce the cost of gas and fuel for Ontario businesses;

•	Supporting cuts to Workplace Safety and Insurance Board (WSIB) premium rates without reducing benefits, leading to a reduction in payroll costs for businesses;

•

Increasing the Employer Health Tax (EHT) exemption from $490,000 to $1 million. The EHT exemption increase helps businesses by reducing the tax for eligible private-sector employers on their total Ontario payroll;

•	Cancelling the cap-and-trade carbon tax to remove its cost impact from items such as gasoline, diesel fuel and natural gas;

•  Lowering high Business Education Tax (BET) rates, providing $450 million in annual savings for over 200,000 employers, or 95 per cent of all business properties in Ontario;

•  Reducing the small business corporate income tax rate to 3.2 per cent and expanding access to this preferential rate, helping small businesses compete and thrive by lowering their costs;

Chapter 1: Building a Better Ontario

•	Implementing the Regional Opportunities Investment Tax Credit to support businesses that make investments and expand in regions of Ontario that have lagged in employment growth;

•	Allowing businesses to accelerate writeoffs of capital investments for income tax purposes, to support businesses that make eligible investments across Ontario; and

•

Implementing the Comprehensive Electricity Plan in January 2021, which is lowering electricity costs by an estimated average of 13 to 16 per cent in 2024 for medium-size and larger industrial and commercial customers, respectively.

Section A: Building Ontario

Helping Small Businesses Grow and Thrive

Small businesses and entrepreneurs are a critical part of Ontario’s plan to grow the economy. The government understands that small businesses face unique challenges and that a one-size-fits-all approach to business support may not be effective.

Ontario’s Small Business Enterprise Centres (SBECs) provide entrepreneurs with a full range of support services needed to start and successfully grow their small business. These centres are located across the province and provide one-stop access to advisors, programs and services, as well as learning opportunities for small business owners specific to their region, including:

•	Financial support through microgrants for eligible entrepreneurs and students;

•	Free consultations with a qualified business consultant;

•	Internet and computer access for business research and planning;

•	Review of business plans;

•	Workshops and seminars; and

•	Guidance on licences, permits, registration, regulations, and other documents required to start a business.

Ontario is investing an additional $6.8 million over the next two years to enhance the Starter Company Plus program and it is also providing additional support for Ontario entrepreneurs. The enhancement will allow more eligible entrepreneurs to receive a Starter Company Plus Grant of $5,000, and will provide grants to an additional 500 entrepreneurs over two years. Through the program, these entrepreneurs will receive training, mentoring and business advice.

In addition, this new funding will support the Summer Company program, which is delivered through the SBEC network. The program provides at least 12 hours of business training, one-on-one mentoring and grants up to $3,000 to Ontario students between the ages of 15 and 29 to start a full-time business over the summer. This additional funding will provide grants to an additional 250 students (15 to 29 years old) over two years. The Summer Company program has launched over 1,700 youth businesses over the last five years across Ontario.

The new funding will also help the Fédération des gens d’affaires francophones de l’Ontario (FGA) provide additional support to help Ontario’s Francophone entrepreneurs start and grow their business through dedicated advisory supports, workshops and events. Through this funding, Francophone entrepreneurs will be able to receive services in their preferred language.

Chapter 1: Building a Better Ontario

Modernizing Capital Markets

The government continues to collaborate closely with key partners, including the Ontario Securities Commission (OSC) and the Canadian Investment Regulatory Organization (CIRO), to modernize Ontario’s capital markets and foster competition, innovation and economic growth while ensuring investor protection.

To support equitable access to capital markets, the government is actively supporting the OSC in engaging Indigenous partners to identify opportunities for increased participation of Indigenous businesses and communities in capital markets.

The Ontario government remains committed to promoting capital formation. This is why it continues to work with the OSC to establish a Long-Term Asset Fund (LTAF) framework to enhance both institutional and retail investor access to investment opportunities in capital-intensive assets such as infrastructure, natural resource projects, and other relatively less liquid assets.

In addition, to promote capital markets and facilitate investment in Ontario companies, the OSC has undertaken several priority initiatives. To encourage early-stage financing, the OSC is working to develop rules to support angel investor groups and broadening sources of capital by adopting a self-certified prospectus exemption. To support capital-raising for smaller issuers, the OSC is broadening investment dealer participation in prospectus offerings.

The government and the OSC continue to evaluate and implement, as appropriate, recommendations from the Capital Markets Modernization Taskforce as part of modernizing Ontario’s capital markets regulatory framework. To date, 21 recommendations from the Capital Markets Modernization Taskforce have been fully implemented, with an additional five recommendations anticipated to be implemented by 2025.

Section A: Building Ontario

Supporting Ontario’s Film and Television Industry

Ontario’s vibrant and growing film and television industry continues to create high-value jobs and attract investment across the province. Productions that received support from provincial programs spent approximately $3.2 billion in Ontario in 2022, which contributed to over 45,000 full-time direct and spinoff jobs.2

As first announced in the 2022 Budget, the government is modernizing Ontario’s film and television tax credits to reflect the latest industry practices. Since 2022, the government has expanded tax credit eligibility to productions made available exclusively online, introduced a screen credit requirement, and expanded eligible expenditures for the Ontario Production Services Tax Credit to include location fees.

The government also committed to exploring opportunities to simplify tax credit support for computer animation and special effects activities. Based on feedback from industry consultations, the government is proposing new requirements for the Ontario Computer Animation and Special Effects Tax Credit to simplify eligibility and help companies get their tax credits faster, while also ensuring support remains targeted to professional productions.

“Our members unanimously support the government’s proposed changes to simplify the Ontario Computer Animation and Special Effects Tax Credit. These changes will help grow Ontario’s visual effects and animation companies and improve our industry’s competitiveness domestically and internationally.”

Matt Bishop and Pete Denomme

Co-Chairs

Computer Animation Studios of Ontario (CASO)

Going forward, the government will review the Ontario Film and Television Tax Credit regional bonus to ensure it effectively supports film and television production across the province.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

[2]	Ontario Creates, “2022 Film and Television Production Statistics,”
https://www.ontariocreates.ca/assets/images/research/Statistics/Eng/2022-Film-and-Television-Production-Statistics-Backgrounder-final.pdf

Chapter 1: Building a Better Ontario

Supporting Ontario’s Agriculture and Food Sector

The government recognizes the importance of the agriculture and food sector to the people of Ontario and to the provincial economy, as well as the challenging economic environment. Ontario will continue to work with the sector to manage the risks that it faces and to help grow the industry. In addition, in January 2024, the government announced the beginning of consultations to help inform the development of a new rural economic development strategy.

Section A: Building Ontario

Building Infrastructure, Highways and Transit in Your Communities

Ontario is investing more than $190.2 billion over the next 10 years in highways, transit, broadband, housing-enabling and other infrastructure. This is the most ambitious capital plan in Ontario’s history, and is part of the government’s plan to build the infrastructure that communities and municipalities need to grow and prosper.

Funding Infrastructure to Build More Homes

To address Ontario’s housing crisis, the provincial government is working with other levels of government and industry partners to help build at least 1.5 million homes by 2031.

Introducing the New Municipal Housing Infrastructure Program

Building more homes is critical to rebuilding Ontario’s economy. Building homes requires housing-enabling infrastructure. This is why the government is investing $1 billion for the new Municipal Housing Infrastructure Program to largely support core infrastructure projects, such as roads and water infrastructure to enable housing for growing and developing communities.

Chapter 1: Building a Better Ontario

Enhancing the Housing-Enabling Water Systems Fund

In January 2024, Ontario launched the three-year $200 million Housing-Enabling Water Systems Fund to help municipalities repair, rehabilitate and expand drinking water, wastewater and stormwater infrastructure. The government is quadrupling the Housing-Enabling Water Systems Fund to total $825 million so more funding can be available, through an application-based program, for municipal water infrastructure projects that would enable new housing.

Rewarding Municipalities with the Building Faster Fund

In August 2023, the government announced the Building Faster Fund, a three-year $1.2 billion fund to support municipalities that meet or exceed the housing targets they have pledged to achieve by 2031. The fund rewards municipalities that make significant progress against their targets by providing funding for housing-enabling and community-enabling infrastructure. Funding is provided to municipalities that have reached at least 80 per cent of their provincially assigned housing target for the year with increased funding for municipalities that exceed their target.

The Building Faster Fund also includes $120 million for small, rural and Northern communities that have not been assigned a housing target to support their unique needs and circumstances, following municipal consultations.

The government is giving municipalities the tools they need to build more homes faster, to tackle the affordability crisis that is pricing too many people, especially young families and newcomers, out of the dream of homeownership.

Ontario continues to call on the federal government to pay its fair share and help fund housing-enabling infrastructure investments. The provincial government will continue to work with municipalities as part of Ontario’s continuing commitment to help unlock housing opportunities and support growing communities.

Improving Flexibility on Loans for Water Infrastructure Projects

The government will also be providing municipalities increased access to financing for housing-enabling municipal water and wastewater infrastructure projects under Infrastructure Ontario’s loan program, with options that will provide flexibility on construction period interest payments, including deferred interest payments until projects are substantially complete, longer loan terms, more flexible repayment terms, and lower administration costs. Deferring interest and principal payments until after the construction period will better align municipal revenues from new housing with payments on the loans from Infrastructure Ontario.

Section A: Building Ontario

Building Stronger Communities for Future Generations

Advancing the Plan to Build With the Building Ontario Fund

Ontario’s new infrastructure bank, the Building Ontario Fund, will support the financing and building of critical infrastructure projects across the province. As the government moves forward with Ontario’s Plan to Build, the fund will act as a tool to attract capital in order to help meet the infrastructure needs of a growing Ontario. The government has allocated an initial $3 billion to the fund.

Following its introduction in the 2023 Ontario Economic Outlook and Fiscal Review, the fund announced the appointment of its inaugural board of directors. The fund continues to make progress in laying the foundation for future success as it establishes a governance framework and builds out the organization, including recruitment of the chief executive officer.

The Building Ontario Fund is developing a detailed process to ensure there is appropriate criteria for selecting projects and partners in priority areas, including long-term care homes, energy infrastructure, affordable housing, municipal and community infrastructure and transportation. This includes support for infrastructure projects for Indigenous communities that advance community and economic well-being. The fund is also creating opportunities for pension funds to put their members’ investments to work right here in Ontario.

The fund is also exploring opportunities to support large-scale projects in the postsecondary student housing, long-term care, energy generation and municipal infrastructure sectors. For example, the Building Ontario Fund is currently engaging with Canadian entities with long-term investment horizons and an Ontario-based postsecondary institution to help finance new student housing projects. The fund is also exploring opportunities with partners to finance additional long-term care homes and major energy generation, including attracting investments to build new nuclear projects.

The Ontario government is proposing legislation to further support the Building Ontario Fund’s mandate and investment objectives as an independent, arm’s-length agency. The legislation, along with the government’s allocation of initial funding, would support the fund in making infrastructure investments and help deliver more infrastructure faster.

Chapter 1: Building a Better Ontario

Introducing the Community Sport and Recreation Infrastructure Fund

Ontario is investing $200 million over three years in a new application-based local Community Sport and Recreation Infrastructure Fund, demonstrating the government’s commitment to provide children, families and seniors across Ontario with new and improved opportunities to participate in sport and recreational activities. The fund will support a growing population by investing in new and revitalized sport, recreation and community facilities for youth and families. Addressing the critical need for infrastructure support in the sport and recreation sectors will ensure that the people of Ontario can live, work and play in their local communities.

Doubling the Ontario Community Infrastructure Fund

The Ontario Community Infrastructure Fund continues to build community infrastructure and provides investments in asset management for 425 small, rural and Northern communities across the province. The government doubled its annual investment to nearly $2 billion over five years beginning in 2021–22 to help build and repair community infrastructure such as roads, bridges, water and wastewater infrastructure.

Section A: Building Ontario

Table 1.1

Examples of Recently Approved and Completed Projects Under the Ontario Community Infrastructure Fund

Northern

•   Replacement of road crossing culverts on Poplar Road and construction of guardrails and surface treatment in the Municipality of Gordon-Barrie.

•   Replacement of Richer Bridge with a new road crossing in the Municipality of St. Charles.

•   Repairs and improvements to the water tower, including new interior lining and safety upgrades in the Town of Smooth Rock Falls.

Eastern

•   Reconstruction of Princess Street watermain, sewers, sidewalks and asphalt in the Town of Almonte.

•   Replacement and enhancement of existing watermain on Heber Street in the Town of Trenton.

•   Reconstruction of Battersea Road, including road surface and ditching improvements in the Township of South Frontenac.

Southwestern

•   Establishment of a multi-year project to complete inspections of municipal storm sewers in the Town of Grimsby.

•   Replacement of Vanneck Road Bridge in the Municipality of Middlesex Centre.

•   Renewal and upgrades of sanitary sewers, storm sewers, sidewalks and road rehabilitations along Dufferin Street in the City of Welland.

Central

•   Reconstruction of Margaret Street, including asphalt replacement, a new sidewalk, new storm sewer and drainage improvements, in the Township of Angus.

•   Rehabilitation of Mountainview Road Bridge, including repairing sidewalks, retaining walls and concrete curbs, in the Town of Halton Hills.

•   Commencement of a multi-year road rehabilitation project in the Township of Brock to repair roads and pave high traffic gravel roads with asphalt.

Source: Ontario Ministry of Infrastructure.

Chapter 1: Building a Better Ontario

Expanding High-Speed Internet Access

The government is investing nearly $4 billion to provide access to high-speed internet to every community across the province by the end of 2025. As of March 2024, more than 88,000 previously underserved premises now have access to high-speed internet. High-speed internet allows people to access vital services like health care, learn from home, enhance their business, participate in the agricultural sector and connect with loved ones.

Multiple programs and initiatives are being used to meet this goal, many of which are well underway already, providing access to internet service and better cellular connectivity, including:

•

Awarding contracts to eight internet service providers, through the provincial Accelerated High-Speed Internet Program, which represents a diverse selection of local, regional and national carriers, to bring access to high-speed internet to unserved and underserved areas;

•	Advancing the Improving Connectivity for Ontario program through co-funded projects with the Government of Canada;

•	Improving cellular access to numerous rural communities in Eastern Ontario with a provincial investment of $71 million in the Eastern Ontario Regional Network;

•

Investing more than $63 million in the Southwestern Integrated Fibre Technology (SWIFT) project to bring high-speed internet access to over 64,000 more homes, businesses and farms across Southwestern Ontario. To date, 91 of 97 SWIFT projects have been completed;

•	Investing $10.9 million to bring improved internet access to rural and First Nation communities across Northern Ontario; and

•

Launching a Request for Proposals (RFP) in January 2024 for a qualified satellite internet service provider to deliver high-speed internet access for approximately 43,000 unserved and underserved homes and businesses where fibre optic or fixed wireless services are not available.

Providing High-Speed Internet Access Across Ontario

The provincial government has an interactive map[3] that provides information on the status of high-speed internet projects in Ontario. This map allows the people of Ontario to search by address, community or municipality, making it easier to learn what is happening in select locations. The map also shows where there is high-speed internet access and locations of planned, active and completed provincially funded high-speed internet projects. Users can learn additional information on specific projects, such as the internet service provider, project status, provincial contributions and the technology to be used.

[3]	“Ontario High-Speed Internet Projects and Availability — Provincial Projects Download,” https://www.ontario.ca/page/ontario-connects-making-high-speed-internet-accessible-in-every-community

Section A: Building Ontario

Protecting Toronto’s Waterfront: Port Lands Flood Protection

In January 2024, Ontario — along with the Government of Canada, City of Toronto and Waterfront Toronto — announced two new roads and bridges that will link the future Villiers Island to downtown Toronto, as well as to the surrounding Port Lands.

These bridges along Cherry Street North and Commissioners Street are the latest connections to open in the Port Lands, marking a key advancement in the Port Lands Flood Protection Project. The Cherry South Bridge, which crosses the future renaturalization of the mouth of the Don River, opened in October 2022.

The Port Lands Flood Protection Project will provide critical flood protection to southeastern portions of downtown Toronto, transform the area into usable public and green space, and upgrade roads and bridges to connect people cycling, walking and driving along the waterfront. Completion of the Port Lands Flood Protection Project will allow for thousands of housing units to be built on Villiers Island in the coming years. To date, Ontario has contributed over $400 million to the project.

This work is an important step towards building future communities and housing in the Port Lands. As part of the new deal with the City of Toronto, the municipality will work with the provincial government to advance housing development projects on available Waterfront Toronto property.

Modernizing Ontario’s Public Infrastructure

Ontario is investing $250 million over three years in critical repairs for key public infrastructure across the province such as courts, detention centres, laboratories and offices. These investments will improve safety and support modern delivery of government services.

In addition, Ontario is returning surplus properties into productive use in support of government priorities such as attainable housing and other social infrastructure. This includes investing $99.1 million over three years through the Site Preparation Pilot Program to repurpose surplus sites at the former Thistletown Regional Centre in Toronto and the St. Thomas Psychiatric Hospital.

The public should not be responsible for the costs of government buildings that are no longer needed or being used. This pilot program will help generate revenue from surplus government properties and reduce liabilities, while supporting priorities such as attainable housing and other social infrastructure.

Chapter 1: Building a Better Ontario

Building Highways

Supporting the Construction of the Banwell Road and E.C. Row Expressway Interchange in Windsor

Ontario is supporting the construction of a new interchange at Banwell Road and E.C. Row Expressway in the City of Windsor to keep people and goods moving. This interchange will support the needs of this growing community and the development of the NextStar Energy electric vehicle battery plant, a joint venture between LG Energy Solution and Stellantis N.V., as well as associated supply chain facilities, and the new regional acute care hospital.

Advancing a New Interchange at Highway 416 and Barnsdale Road in Ottawa

The government is working with the City of Ottawa to plan and design a new interchange at Highway 416 and Barnsdale Road to support population growth and development planned by the City for the Barrhaven South area, including housing, commercial areas and employment lands. This interchange will improve safety and help keep people and the economy moving.

Section A: Building Ontario

Expanding Highway 7 in York-Durham Region

The government is planning to expand Highway 7 from two to four lanes from west of Reesor Road in Markham, east to Brock Road in Pickering, to support the development of the City of Pickering’s Innovation Corridor. This will ensure Highway 7 is a continuous four-lane highway, supporting the movement of goods and people in the region.

Building the New Highway 7 from Kitchener to Guelph

The government is advancing the project with activities that include replacement of the Frederick Street Bridge in Kitchener, environmental fieldwork, and other engineering work to support construction on the remainder of the corridor. Contractors were invited to submit proposals for the replacement of the Frederick Street Bridge in February 2024.

The final phase of construction for the new Highway 7 between Kitchener and Guelph will provide relief to the busy Highway 401 and connect the fast-growing urban centres of Kitchener, Waterloo and Guelph.

Connecting Highway 401 to Lauzon Parkway in Windsor

The government is supporting the City of Windsor by initiating a procurement for an environmental assessment and design of a new interchange connecting Highway 401 to Lauzon Parkway. The interchange will support increased opportunities for trade and better access to the Windsor-Detroit border.

Building Highway 413

By 2051, the population in the Greater Golden Horseshoe is expected to reach nearly 15 million, growing by approximately one million new residents every five years. There is a pressing need for new highways to prepare for this growth and to help alleviate gridlock in what is already one of the busiest corridors in North America.

Ontario continues to move ahead with Highway 413, a new 52-kilometre (km) 400-series highway to better connect the corridor across Halton, Peel and York Regions. The highway will extend from Highway 400 in the east to the Highway 401/407 Express Toll Route (ETR) Interchange in the west and include extensions to Highway 410 and Highway 427.

During construction, Highway 413 is expected to support up to 3,500 jobs each year and generate up to $350 million in annual real GDP. Once completed, Highway 413 will save drivers up to 30 minutes each way on their commute and keep goods and the economy moving. Upon completion, more than 300,000 trips will be taken on the highway every day.

Chapter 1: Building a Better Ontario

The Highway 413 project is currently in Stage 2 of the Environmental Assessment, which includes refining the route, determining interchange and crossing road locations, and completing preliminary design for the proposed new transportation corridor. Significant data collection, fieldwork and analysis is continuing. In addition, several community and advisory group meetings have been held, as well as engagements and consultations with Indigenous communities.

Section A: Building Ontario

Getting the Bradford Bypass Built

Ontario is helping prepare York Region and Simcoe County for rapid population growth over the next 10 years by building the Bradford Bypass, a new four-lane highway that would relieve congestion on existing east-west local roads and provide a northern freeway connection between Highway 400 and Highway 404.

In November 2022, construction began with an Early Works contract to build a new bridge at Simcoe County Road 4. In December 2023, the government initiated procurement activities to advance the development of the West Contract of the Bradford Bypass for the section from Highway 400 to County Road 4. This includes procuring services to design the route. This procurement is expected to be completed by late spring 2024.

Once complete, the Bradford Bypass will save drivers an estimated 35 minutes in travel time. During construction, the project is expected to create up to 2,200 jobs per year and contribute up to $286 million to GDP between 2024 and 2030.

Chapter 1: Building a Better Ontario

Expanding Highway 401

The Highway 401 corridor in Eastern Ontario is an important economic link between Ontario, Eastern Canada and the United States. It carries about 10,000 trucks with commodities valued at up to $380 million per day. The government is continuing work to widen Highway 401 easterly from Brock Road in Pickering, as well as replacing bridges in Port Hope, helping tens of thousands of drivers per day get to work and home faster, as well as get goods to market sooner.

This builds on the previous work to improve the Highway 401 corridor, including the recent completion of additional lanes in Mississauga and Milton.

Widening Highway 401 from Mississauga to Milton

The government expanded Highway 401, the busiest and most congested highway in North America, with 18 kilometres of new lanes from Mississauga to Milton. Approximately 180,000 vehicles and $930 million worth of goods per average weekday travel this section of Highway 401 from the Credit River in Mississauga to Regional Road 25 in Milton. The expansion was completed prior to the 2023 winter season to help keep goods and people moving across the Greater Golden Horseshoe.

Building Highways for Northern Ontario

The government is investing in highways in the North to improve road safety and unlock economic opportunities. Projects include:

•	Supporting the construction and repair of municipal roads and bridges that connect to provincial highways through communities, including the reconstruction of Highway 101 through Timmins;

•	Widening Highway 17 from Kenora to the Manitoba border;

•	Resurfacing Highway 144 from north of Highway 560 northerly to Highway 661, near Gogama;

•	Continuing to widen Highway 69 from two to four lanes, from Parry Sound to Sudbury;

•	Expanding Highway 11/17 between Coughlin Road and Highway 582 (east junction) west of Red Rock;

•	Widening Highway 11/17 between Thunder Bay and Nipigon; and

•

Proceeding with the design and environmental assessment work for a 2+1 highway pilot in Northern Ontario, for two locations on Highway 11 north of North Bay. A 2+1 highway is a three-lane highway with a centre passing lane that changes direction approximately every two to five kilometres.

Section A: Building Ontario

Expanding and Improving Roads, Highways and Bridges Across Ontario

The government is investing $27.4 billion over the next 10 years to connect communities, fight gridlock and keep goods and people moving across the province. The Ontario highways program includes more than 650 expansion and rehabilitation projects that are either underway or planned over the next four years.

In 2024–25 alone, Ontario is investing $3.9 billion towards projects that will expand and rehabilitate provincial highways and bridges.

The government is building capacity and enhancing road safety for travellers by:

•	Moving forward with the Queen Elizabeth Way (QEW) Garden City Skyway Bridge Twinning project, which includes construction of a new twin bridge on the QEW over the Welland Canal;

•	Widening Highway 404 from Highway 407 to Major Mackenzie Drive, Markham, for high-occupancy vehicle (HOV) lanes;

•	Widening Highway 3 from two to four lanes between Essex and Leamington;

•	Replacing the Little Current Swing Bridge on Highway 6 in the Town of Northeastern Manitoulin and the Islands;

•	Rehabilitating Highway 403 between Highway 401 and West Quarter Townline Road in Brant and Oxford Counties;

•	Repairing bridges and culverts on Highway 28 in Renfrew County;

•	Constructing a new interchange on Highway 6 in Wellington County as part of advance work for the Morriston Bypass;

•	Rehabilitating the Bay of Quinte Skyway Bridge;

•	Replacing bridges on Highway 417 in Ottawa; and

•	Widening Highway 3 and Highway 4 to support growth and economic development in St. Thomas.

Chapter 1: Building a Better Ontario

Table 1.2

Recently Completed Highway Projects

Northern

•   Highway 11/17: Expansion from two to four lanes from west of CPR Overhead at Ouimet, westerly to Dorion East Loop Road.

•   Highway 11/17: Highway expansion, including construction of a new Commercial Vehicle Inspection Facility from 7.3 km east of Highway 527, easterly for 3.3 km.

•   Highway 17: Resurfacing, paved shoulders and other improvements from Sudbury easterly to Kukagami Road, west of Markstay.

•   Highway 101: Resurfacing for 21 km from west of Little Star Lake Road to Nat River Bridge, east of Foleyet.

Eastern

•   Highway 17: New interchange at Calabogie Road, Renfrew County.

•   Highway 401: Replacement of Halleck’s Road Bridge, United Counties of Leeds and Grenville, west of Brockville (allowing for future expansion of Highway 401).

•   Highway 7: Paving and drainage improvements, from Omemee westerly to Slanted Road, Kawartha Lakes.

Southwestern

•   Highway 21: Rehabilitation from Bruce Road 10 to Springmount.

•   Highway 402: Rehabilitation from Longwoods Road to Colonel Talbot Road, Middlesex County.

•   Highway 402: Resurfacing and culvert replacement from Colonel Talbot Road to Highway 401, London.

•   Highway 24: Resurfacing and reconstruction from Powerline Road to Glen Morris Road, County of Brant.

•   Highway 401: Widening from Highway 8 to Townline Road, Cambridge.

Central

•   Highway 400: Bridge and pavement rehabilitation from Steeles Avenue to Langstaff Road, Vaughan.

•   Highway 35: Bridge and pavement rehabilitations from Main Street north junction (Durham Road 17) to Highway 115, Clarington.

•   Highway 11: Bridge replacement, West Street, Orillia.

•   Highway 89: Pavement rehabilitation, culvert replacement, and other improvements from Industrial Parkway to west of Simcoe Road 50, Adjala-Tosorontio, Simcoe.

Source: Ontario Ministry of Transportation.

Section A: Building Ontario

Building Transit

Delivering on Ontario’s Plan to Build with public transit projects is vital to supporting the province’s economy, alleviating gridlock, and connecting more people to jobs and housing.

Building More Frequent and Connected GO Transit Services

To better connect growing communities across the Greater Golden Horseshoe and Southwestern Ontario, the government is continuing to expand and build better GO train and GO bus services to make it easier and faster for people to get where they need to.

Expanding GO Service in Milton

The government is working to deliver fast, frequent GO rail service on the Milton GO Line, the fourth busiest line in the GO network, by adding two train trips every weekday and advancing the planning and design work for future two-way, all-day service. This expansion will support the growing communities of Mississauga and Milton by connecting more people to transit, jobs and housing across the Greater Golden Horseshoe.

Ontario is also calling on the federal government to agree to a cost-sharing partnership that will deliver all-day, two-way GO rail service along the Milton GO rail corridor by building a fully separated passenger rail line.

Ontario continues to invest in service and capacity improvements across the core network to bring two-way, all-day GO Transit service with faster trains, more stations and better connections.

•

Kitchener GO Line: To enable two-way, all-day service on the Kitchener Line, improvements are being made to stations and the railway corridor. In Guelph, installation of the steel structure for the new south platform canopy was completed in August 2023, and work on the new train platform will be completed in 2024.

•

Bowmanville GO Rail Extension: In June 2023, the government awarded a contract to advance the planning to extend GO rail service east of Oshawa into Bowmanville, which includes new tracks and signals, seven new bridges and at-grade crossing upgrades.

•

Niagara GO Rail: In May 2023, the government increased GO train service between Union Station and the Niagara Region, with more express service between Hamilton, Burlington and Toronto. Year-round daily trips will not only reduce travel times for commuters but help to promote tourism in the Niagara Region.

Chapter 1: Building a Better Ontario

•

Bloor GO Station: In August 2023, the government awarded a contract for the construction of a pedestrian tunnel connecting the Bloor GO/Union Pearson (UP) Express Station and the TTC’s Dundas West Station. The Bloor GO/UP Express Station/TTC Connection will encourage travellers to choose to combine GO Transit or UP Express trips with TTC subway, streetcar or bus services, and support the growth of a more interconnected regional rapid transit network.

•

Bramalea GO Station: The brand new accessible station, parking garage and bus loop will provide better access to GO Transit and Brampton Transit services. These improvements at the Bramalea GO Station will support future two-way, all-day GO train service along the Kitchener Line and connect more people to transit, jobs and housing across the Greater Golden Horseshoe.

•

Aurora GO Station: The government is making critical infrastructure upgrades to the Aurora GO Station, which will provide commuters with better service, more transit connections and future two-way, all-day service between the Aurora GO Station and Union Station in Toronto. In August 2023, construction began on improvements that will include a new second platform and track, a new pedestrian tunnel with elevators, additional parking spaces, as well as rail signal upgrades.

•

Stouffville GO Line: In October 2023, the government completed major infrastructure improvements at the new Old Elm GO Station and added two additional GO train trips along the Stouffville Line, which will increase safety and accessibility for customers, while supporting future two-way, all-day train service.

Section A: Building Ontario

Building Subways

Work is underway on all four of Ontario’s priority subway projects. The government is closer to providing better travel options, alleviating gridlock on the roads and creating thousands of good, local jobs.

The combined subway projects will support more than 16,000 jobs annually during construction over the next decade. Shovels are in the ground and recent milestones include:

•

Ontario Line: The government received responses to its RFPs for the Pape Tunnel and Underground Stations and the Elevated Guideway and Stations contracts. Metrolinx and Infrastructure Ontario (IO) will enter into a development phase with the preferred proponent for each contract in 2024. Work is also underway in the Lakeshore East rail corridor, bringing transit upgrades including new rail bridges, retaining walls and noise walls to neighbourhoods surrounding the future sites of East Harbour, Riverside-Leslieville and Gerrard Stations. The project will provide significant relief from crowding throughout the existing transit network with 388,000 daily boardings expected and will reduce traffic congestion with 28,000 fewer cars on the road expected daily.

•

Three-Stop Scarborough Subway Extension: In November 2022, the government selected a development partner for the Stations, Rail and Systems Contract. This contract includes design and construction of three new underground stations and bus terminals at each station. Work to build the extraction shaft for the tunnel boring machine began in October 2023. The project is expected to have 105,000 daily boardings and provide transit access within walking distance to 38,000 more people.

•

Yonge North Subway Extension: In December 2023, the government issued an RFP for the Advance Tunnel Contract that includes work to design, build and finance the construction of tunnels. Early upgrade work at Finch Station, where the Yonge North Subway Extension will connect with existing Line 1 subway service, is now substantially complete. The upgrades set the stage for major construction of the subway extension to Richmond Hill and Markham.

•

Eglinton Crosstown West Extension: As of February 2024, tunnelling is over 80 per cent complete. Contracts were awarded for the elevated guideway portion in December 2023 and the Advance Tunnel 2 project in February 2024.

Chapter 1: Building a Better Ontario

Section A: Building Ontario

Building and Expanding Light Rail Transit

The government is bringing fast, reliable transit projects to help reduce travel times and create more transit options, including:

•

Finch West Light Rail Transit (LRT): This LRT from Humber College to Finch West Station will give those in Northwest Toronto a transit system that offers more choices to travel, cuts down on travel time and increases transit reliability. The project has reached a number of important milestones, including completing the construction of the guideway and maintenance and storage facility and receipt of all 18 light rail vehicles. The project is now undergoing testing and commissioning in preparation for service.

•

Eglinton Crosstown LRT: The last remaining lane restrictions for construction of the Eglinton Crosstown LRT have been lifted. Platform work is also largely complete. Rigorous testing is currently underway across various systems.

•

Proposed Sheppard East Extension: The government is currently studying options and seeking community input to extend rapid transit east along Sheppard Avenue, which would improve transit connections in Toronto’s north end and make it easier and faster for people to get around Toronto and the GTA.

•	Hamilton LRT: Due diligence work is currently underway related to matters such as subsurface investigations. In addition, engagement with Indigenous communities is also ongoing.

Extending the Hazel McCallion Light Rail Transit Line

Ontario is providing more transit options to connect people to good-paying jobs and housing in the rapidly growing cities of Mississauga and Brampton. The government has accepted an initial business case and will begin planning and design activities for the extension of the Hazel McCallion LRT Line. A downtown loop would connect the City of Mississauga’s Square One District, and a Main Street extension would bring the LRT into downtown Brampton along the Hurontario-Main Street transit corridor. The planning and design activities will ensure the proposed extensions can progress as the construction of the Hazel McCallion LRT Line continues. Ontario will also use measures introduced in the Building Transit Faster Act, 2020 to declare the Hazel McCallion Line extensions as priority transit projects.

Chapter 1: Building a Better Ontario

Building Transit-Oriented Communities

The Transit-Oriented Communities Program is part of the government’s plan to build vibrant, complete, mixed-use communities at or around transit stations. Transit-Oriented Communities will help increase transit ridership, create sustainable communities and build more homes, including more affordable housing, around GO Transit, LRT and subways. While Ontario works to help build 1.5 million homes by 2031, work is already underway to deliver on the Transit-Oriented Communities at 12 future stations along the new Ontario Line, Scarborough Subway Extension, and the Yonge North Subway Extension, creating over 79,000 new jobs and approximately 54,000 new residential units.

The government also passed the GO Transit Station Funding Act, 2023, to provide a new, voluntary funding tool for municipalities. This tool, called the Station Contribution Fee, could be used by municipalities to fund the design and construction of new GO Transit stations and recover costs over time as new development occurs around these future stations, encouraging new housing and mixed-used communities.

As part of the new deal with the City of Toronto, the municipality agreed to advance Transit-Oriented Communities by prioritizing approvals and finalizing agreements for the development of East Harbour, along with cooperation and collaboration from the City of Toronto on a proposal for a mixed-use Transit-Oriented Community at the future Woodbine GO Station.

Bringing Back the Northlander

Ontario is delivering on its promise to restore passenger rail service to Northern Ontario as the original Northlander service was cancelled in 2012. The Northlander train service will provide a safe and reliable transportation option for Northern communities and will run from Toronto to Timmins with a rail connection to Cochrane.

As part of this commitment, Ontario has purchased three new trainsets for the reinstated service. Moving forward, implementation activities include detailed design and engineering, environmental assessment, Indigenous and municipal engagement and consultation, and procurement, with construction of station and track improvements expected to begin in 2024.

The Northlander train will provide improved access to essential services such as health care and education, while supporting economic prosperity and tourism in the region, as well as strengthening the connection between the North and the South.

Section A: Building Ontario

Supporting Ontario’s Shortline Rail System

A well-functioning supply chain is critical for Ontario’s economy. Ontario has an extensive network of railways including both larger national railways and several shortline railway systems. Shortline railways typically run shorter distances than the larger national railways and are often used to move goods between shippers and the main railway lines, providing critical “first and last mile” service to rail customers.

Ontario is committed to exploring ways to support shortline rail, which plays an integral role in providing safe and efficient transport of goods and people throughout the province.

In January 2023, the provincial government partnered with the federal government to announce an investment to support the rehabilitation of key rail infrastructure for the Huron Central Railway, which operates freight service between Sault Ste. Marie and Sudbury.

Launching the Ontario Transit Investment Fund

The government is launching the Ontario Transit Investment Fund to provide annual funding of $5 million to deliver local and intercommunity transportation projects in unserved and underserved areas in Ontario, particularly in rural areas. The Ontario Transit Investment Fund builds on the Community Transportation Grant Program and will include an ongoing application-based intake with expanded eligibility that includes municipalities, Indigenous communities and non-profit organizations.

Exploring the Use of Digital Twins

As Ontario executes its most ambitious capital plan, the government is investing $5 million to explore the use of digital twins to deliver its public infrastructure projects.

Digital twins are virtual models of a physical object or system, which are continuously updated with data to reflect the most current physical state of the asset more accurately. Digital twin technology could be used to assess potential issues with water treatment systems and other underground infrastructure. By using digital infrastructure to run simulations, proposed improvements and performance issues can be assessed before solutions are implemented. Utilizing digital twin technology could improve capital project delivery by leveraging existing infrastructure and data more effectively to help keep costs down, manage risks, and mitigate against potential schedule delays.

Through this initiative, Infrastructure Ontario is partnering with local and global organizations such as Toronto Metropolitan University to leverage their experience with digital twins and explore solutions to help modernize the delivery of public infrastructure.

Chapter 1: Building a Better Ontario

Section B: Working for You

Section B: Working for You

As Ontario continues its plan to rebuild the economy, the government remains committed to investing in workers and key public services, without raising taxes or fees.

Working for Workers

Ontario is continuing to make it easier for workers to get the skills they need for better jobs and bigger paycheques, while also helping them to plan for a secure retirement. The provincial government is making investments in training to help fill in-demand jobs in key areas like the skilled trades and health care, strengthening Ontario’s economy and helping prepare the skilled workers needed to build roads, transit, hospitals and homes.

Supporting Skills Development and Training

Investing in Skills Training Through the Skills Development Fund Training Stream

The Skills Development Fund Training Stream is helping to address challenges in hiring, training and retaining workers through an additional $100 million in 2024–25 to help workers and job seekers, including apprentices, get the skills they need to advance in their careers. This is in addition to the over $860 million that has been invested since its launch in 2021. To date, the government has delivered close to 600 training projects to help more than 500,000 workers, including those in the skilled trades and health care, take the next step in their careers.

Helping Indigenous Workers in Northern Ontario Train for Rewarding Careers in Their Communities

The government is investing $7.3 million through the Skills Development Fund to support Indigenous workers across Northern Ontario. The investment will fund eight innovative training projects that will help prepare 1,700 workers for in-demand jobs in critical sectors such as forestry, construction and health care. One of the projects, led by Ironworkers Local 759, will support 100 workers and job seekers to upgrade their skills for well-paying jobs in the construction sector. The other seven projects are led by various organizations across Northern Ontario and will help prepare job seekers for in-demand jobs across a number of industries.

Chapter 1: Building a Better Ontario

Building New Skilled Trades Training Centres

Ontario is investing $224 million to expand access to bricks-and-mortar training centres through the Skills Development Fund Capital Stream. The funding will help unions, Indigenous centres, and industry associations build new training centres, or upgrade and convert existing facilities into new training centres with state-of-the-art equipment and technology. The investments made through the Skills Development Fund Capital Stream will help ensure that Ontario has the world-class training facilities it needs to train more workers for the skilled trades and build Ontario’s economy. These training centres will prepare people for emerging and in-demand jobs in critical sectors, including construction and health care, among others.

Training Apprentices Through Ontario’s Skilled Trades Strategy

Ontario is helping people explore and prepare for life-long careers in the skilled trades to support the province’s growing economy, deliver on the government’s ambitious capital plan, and support better jobs and bigger paycheques. The government has invested more than $1 billion in the skilled trades through its Skilled Trades Strategy and is providing an additional $16.5 million annually over the next three years to support a variety of programs that focus on breaking the stigma and attracting more young people into the skilled trades, simplifying the system and encouraging employer participation in apprenticeships.

Helping Young People Kick-Start Careers in the Skilled Trades

Ontario is investing over $62.9 million in two of the province’s foundational programs to help more than 18,000 young people explore careers in the skilled trades, including:

•

$21.1 million to expand the Ontario Youth Apprenticeship Program (OYAP), a specialized high school program that gives students who have completed Grade 10 the chance to explore the trades through cooperative education courses, while completing their Ontario Secondary School Diploma; and

•  $41.8 million to launch approximately 100 pre-apprenticeship training projects around the province to help young people get firsthand experience working in trades, including a paid work placement with a local employer.

This funding for skills development and training programs will help train the skilled workers needed to build transit, hospitals and at least 1.5 million homes by 2031.

Section B: Working for You

Helping Workers Train for In-Demand Jobs Through Better Jobs Ontario

The Better Jobs Ontario program helps eligible job seekers access short-term training programs by providing up to $28,000 to cover expenses such as tuition, transportation and child care. In the 2023 Budget, Ontario invested an additional $15 million over three years to support the recent expansion of the program to more job seekers including youth, gig workers, newcomers and those on social assistance who may face barriers to finding stable employment. Since January 2021, this program has supported over 7,700 people looking to find better jobs and bigger paycheques.

Calling for Secure, Modern and Flexible Federal Labour Market Transfers From the Federal Government

Labour Market Transfer Agreements (LMTAs) provide critical support to Ontario for the design and delivery of employment, training and skills development programs. This funding supports skills training for the people of Ontario, including workers, job seekers, people with disabilities, youth and adult learners. These agreements support the continued investments Ontario is making to help job seekers and workers get and keep good jobs, and employers get the talent they need so that the province’s labour market can thrive.

In March 2023, the federal government provided a one-year extension to the previous federal commitments under these agreements, which have been in place since 2017. Ontario joins other provinces and territories in urgently calling on the federal government to maintain this funding at current levels. Without action, 2024–25 would be the first year since 2017 that the federal government has not provided this funding to provinces and territories at its current level. In addition, immediate federal engagement is needed to modernize the LMTAs. This includes a clear commitment to adequate, flexible and predictable levels of LMTA funding, and to respect Ontario’s expertise and experience in addressing the employment and training needs of the people of Ontario, including people with disabilities, newcomers and youth.

Chapter 1: Building a Better Ontario

Helping Workers Plan for Retirement

Implementing a Target Benefit Framework

Target benefit pension plans provide a monthly stream of income in retirement at a predictable cost for employers. Multi-employer pension plans that provide target benefits are often created by a union or association within a specific industry, especially industries involving the skilled trades. This means members of these plans can move from employer to employer while continuing to participate in the same pension plan, which encourages job mobility and will help to attract more people into the skilled trades.

The government has been engaging with the sector over the past year on a permanent target benefit framework that builds on best practices for plan funding and governance and enhances communication with plan members. Taking into consideration feedback received during these consultations, the government is now drafting proposed regulations that would support the framework. These proposed regulations will be made available for technical review by the sector in summer 2024.

The government is also proposing legislative amendments that would support implementation of the framework. The government intends for the permanent target benefit framework to come into effect on January 1, 2025.

The permanent framework would help support the sustainability of these workplace pension plans and pave the way for more employers to offer them, helping workers to save for their retirement.

Section B: Working for You

Keeping Costs Down

At a time when inflation and the Bank of Canada interest rates are high and everyday costs are up, the government is keeping costs down for families. While the economic situation remains challenging, Ontario continues to invest in key public services and lay out a path to a balanced budget without raising taxes or fees. Through investments and relief measures, the government aims to help with keeping costs down and making life more affordable for people. From housing to postsecondary education to transportation, the government is helping keep costs down for essentials for Ontario families while making the province a more affordable and competitive place to live and work.

Putting Money Back in Your Pocket

Recognizing that it is a challenging time for many across the province, the government is making it more affordable to take public transit, drive a car and attend postsecondary school, among other measures to help keep costs down.

Extending the Temporary Gas Tax and Fuel Tax Rate Cuts

In spring 2022, the Ontario government temporarily cut the gasoline tax rate by 5.7 cents per litre and the fuel tax rate by 5.3 cents per litre.

To provide additional relief to people and businesses, the government is proposing to extend these rate cuts so that the rate of tax on gasoline and fuel (diesel) would remain at nine cents per litre until December 31, 2024. This would save Ontario households $320 on average over two and a half years since 2022. The resulting relief is especially important as the federal carbon tax is set to increase on April 1, 2024.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

Protecting Against Carbon Taxes

The government is committed to protecting people and businesses from the high costs of a new and unexpected provincial carbon pricing program. This is why the government has taken a meaningful step to protect taxpayers’ hard-earned dollars by introducing legislation that would require the provincial government to first ask the people of Ontario, via a referendum, before implementing a new provincial carbon pricing program.

As the government works to protect taxpayers, Ontario continues to call on the federal government to eliminate the federal carbon tax, which has increased inflation and made life less affordable for the people of Ontario.

Chapter 1: Building a Better Ontario

Expanding Access to the Ontario Electricity Support Program

The government is keeping electricity costs down for about 100,000 additional families by expanding the eligibility for the Ontario Electricity Support Program (OESP). Beginning March 1, 2024, the income eligibility thresholds for the OESP were increased by up to 35 per cent to provide thousands of additional low-income families access to the program and make electricity more affordable. Families can apply for the OESP at any time. The OESP provides an on-bill credit of $35 to $75 per month, depending on household size, to provide support for low-income households when paying their electricity bills. Higher monthly credits of between $52 to $113 are available to customers who are Indigenous, living with Indigenous family members, using electric heating, or using certain electricity-intensive medical devices.

Continuing to Make Postsecondary Education Affordable Through an Extended Tuition Freeze

The government is continuing to provide financial relief for students and families seeking access to affordable postsecondary education. The provincial government is extending the tuition fee freeze for Ontario students in publicly assisted colleges and universities for at least three more years. Institutions will have the flexibility to increase tuition by up to five per cent for out-of-province domestic students. Since the freeze was first introduced after a 10 per cent reduction in tuition fees, students and parents have saved an estimated $1,600 per year, on average, to attend university and an estimated $350 per year, on average, to attend a public college, compared to what they would have paid under the previous policy.

Keeping Transit Costs Down

Ontario is keeping costs down for public transit riders through One Fare, which will save daily riders on participating systems an average of $1,600 each year. Transit riders will only pay once to transfer between transit systems in the Greater Toronto Area (GTA). This is expected to lead to over eight million new rides every year.

One Fare builds on improvements the government made in 2022 and will make cross-boundary travel more affordable and convenient for students, seniors and other commuters.

Banning Road Tolls

Ontario is keeping costs down for drivers by proposing to ban any new tolls on new and existing provincial highways. This ban would also apply to the Don Valley Parkway and the Gardiner Expressway once uploaded to the province. The government already removed tolls on Highways 412 and 418 in April 2022.

Section B: Working for You

Freezing Driver’s Licence Fees

Ontario is also keeping costs down by freezing fees on driver’s licences and Ontario Photo Cards, ensuring that any future increases can only be made through legislation. This would save drivers an estimated $66 million over the next five years compared to a situation where fees would have increased at a historical rate. The people of Ontario have already saved $22 million since the current freeze was put in place by the government in 2019.

Eliminating Licence Plate Renewal Fees and Stickers

The government put money back in people’s pockets in 2022 by refunding eligible licence plate renewal fees paid since March 2020 for nearly eight million vehicle owners in Ontario. The government also eliminated licence plate renewal fees and plate stickers on a go-forward basis for passenger vehicles, light-duty commercial vehicles, motorcycles and mopeds that are owned by individuals, a company or business, resulting in savings of $1.1 billion per year for vehicle owners.

Effective April 2019, the government also eliminated the Drive Clean program for passenger vehicles, saving money for Ontario drivers and reducing the regulatory burden on Ontario families.

Making Auto Insurance Work for You

In alignment with previous Budget commitments, the government will move forward with auto insurance reforms that would empower Ontario drivers with more affordable options, improved access to benefits and create a more modern system. Implementation of the proposed changes will be done in a way to help ensure that drivers are able to make informed decisions when choosing insurance coverage options available to them.

Enabling More Consumer Choice

Mandatory auto insurance accident benefit coverage will continue to apply to medical, rehabilitation and attendant care benefits, while all other benefits would become optional. This would provide drivers with an opportunity to lower their premiums by taking advantage of a wider range of coverage options to meet their needs. For example, drivers may already have access to certain benefits through their workplace benefit plans, so they should have the choice to not have to pay for them twice through their auto insurance policies.

Chapter 1: Building a Better Ontario

The government will be proposing to make auto insurance pay for medical and rehabilitation benefits following an auto accident before extended health care plans do. This would apply to all automobile accidents, regardless of the injury sustained. The proposed change would ensure that auto insurance companies pay for health care costs before extended health care plans and it would also help reduce paperwork and red tape for patients and their health care providers.

Reviewing Health Service Provider Guidelines and Frameworks

The government is committed to ensuring that those injured in auto accidents continue to receive the care they need and that health service providers are compensated appropriately for their services. The government is requesting that the Financial Services Regulatory Authority of Ontario (FSRA) review the Professional Services Guideline and the Attendant Care Hourly Rate Guideline, and consider updating these guidelines based on their findings. The government will consider FSRA’s findings in future reviews of the Statutory Accident Benefits Schedule.

The government is also requesting that FSRA conduct a review of the Health Service Provider Framework and the Health Claims for Auto Insurance (HCAI) system to find administrative and cost efficiencies to contribute to having a more modern and efficient system.

Moving Forward With Product and Services Innovation

In January 2022, the government enabled a Test and Learn Environment allowing FSRA to support the creation of more innovative auto insurance products and services with the goal to improve customer experience and affordability. The government will continue to work with FSRA to identify further opportunities for innovation, competition and cost reductions by proposing to expand the number of items that could be piloted in FSRA’s Test and Learn Environment.

Ensuring Fair Use of Territorial Ratings

The government, in collaboration with FSRA, is working to ensure there is no unfair use of territorial ratings. In January 2024, FSRA launched a pilot in their Test and Learn Environment to modernize Ontario’s territory rating approach to support fairer pricing for auto insurance.

The Territories Test and Learn Environment allows participating auto insurers to propose and evaluate territory rate changes for private passenger vehicles within the GTA over a minimum two-year period. The findings of this pilot may be applied to other regions over time.

Section B: Working for You

Keeping Taxes Low on Beer and Wine

The Ontario government is keeping costs down by stopping the estimated 4.6 per cent increase to the beer basic tax and Liquor Control Board of Ontario (LCBO) mark-up rates that were scheduled for March 1, 2024. This increase would have resulted from rates being indexed to inflation, which the government has consistently waived over the last six years. This latest freeze will be in place for two years, until March 1, 2026.

The government is proposing to eliminate the 6.1 per cent basic tax at on-site winery retail stores and preparing Ontario-based producers to help with the transition to a more open alcohol marketplace.

The government will conduct a targeted review of taxes and fees on beer, wine and alcoholic beverages with the aim of promoting a more competitive marketplace for Ontario-based producers and consumers.

Chapter 1: Building a Better Ontario

Supporting Individuals and Families

Financial pressures have left many in Ontario, especially those who are more vulnerable, feeling the burden of rising costs on their household budgets. The government understands that it is a challenging time for many across the province, particularly with recent high inflation. This is why the government has acted early to provide relief, taking steps to provide support and deliver on its commitment to make life more affordable.

Actions taken to date, summarized in Chart 1.5, will total $8.4 billion in relief for families and individuals in the 2023–24 fiscal year.

Section B: Working for You

Helping Ontario’s Most Vulnerable

Rising costs have impacted household budgets. The government continues to help Ontario’s most vulnerable, including low-income seniors and individuals living with mental health and addictions challenges who are experiencing unstable housing conditions.

Providing Financial Support to More Seniors

To ensure that more seniors who need financial help get it, the government is expanding the Ontario Guaranteed Annual Income System (GAINS) program and indexing the GAINS benefit to inflation.

Starting in July 2024, the maximum benefit will increase to $87 per month for eligible single seniors and to $174 per month for couples. Going forward, the benefit will be adjusted to inflation annually.

Also in July, the annual private income eligibility threshold will increase from $1,992 to $4,176 for single seniors, and from $3,984 to $8,352 for couples.

These changes will allow about 100,000 more low-income seniors to receive payments, which is a 50 per cent increase in recipients.

Chapter 1: Building a Better Ontario

Supporting the Seniors Community Grant Program

Through the Seniors Community Grant Program, the government is continuing to support local, not-for-profit community groups and organizations to deliver programs and services for seniors aged 55+. In 2023–24, approximately $6 million in funding was provided to over 280 groups and organizations for activities for seniors that encourage greater social inclusion, volunteerism and community engagement. This helps seniors live independently and avoid isolation by staying connected to their communities.

Expanding Access to Supportive Housing

Ontario is investing an additional $152 million over the next three years to support individuals facing unstable housing conditions and dealing with mental health and addictions challenges. This investment aligns with Your Health: A Plan for Connected and Convenient Care and advances the government’s ongoing commitment to expand mental health and addictions support across individuals’ lifespans through Ontario’s Roadmap to Wellness. This funding will go towards a suite of supportive housing initiatives designed to bolster support for vulnerable populations, such as:

•	Providing rent supplements for up to 10,679 supportive housing units to mitigate the impact of increasing rent costs due to housing market conditions.

•

Maintaining 1,137 dedicated supportive housing units with expiring operating agreements, ensuring continued supportive housing for individuals with mental health and addictions challenges that are at risk of homelessness.

•	Providing Indwell Community Homes funding for rent supplements and mental health and addictions support services to maintain supportive housing for over 640 individuals.

•

Maintaining supportive housing for Salus in Ottawa and the Canadian Mental Health Association in North Bay and District, through investments to repair and renovate buildings, as well as to relocate up to 79 displaced low-income tenants with mental health and/or addictions needs.

The government will be considering new projects, starting next fiscal year, to build more supportive housing units across the province.

Section B: Working for You

Adding More Supportive Housing Units to the Guelph-Wellington Area

The government is investing $9 million over three years for Stonehenge Therapeutic Community and Guelph Community Health Centre to support individuals with complex, high acuity mental health and substance use issues. This investment will provide supportive housing and comprehensive mental health and addictions wraparound health care services to 32 new clients and also increase service levels for 76 high-needs supportive housing residents in the Guelph-Wellington area.

These measures complement the $202 million in additional funding each year for the Homelessness Prevention Program and Indigenous Supportive Housing Program that was announced in the 2023 Budget.

Helping to Increase Housing Supply and Affordability

One way to improve access to the housing market and affordability is to increase housing supply. This is why the government is taking action to make more homes available to the people of Ontario and supporting lower taxes on new purpose-built rental housing.

Empowering Municipalities to Make More Vacant Homes Available for Housing

Ontario will empower municipalities to increase housing supply and address housing affordability through municipal Vacant Home Taxes.

An unoccupied home is unacceptable in a housing crisis, which is why Ontario is extending authority broadly to all single- and upper-tier municipalities to impose a tax on vacant homes. This measure will increase housing supply, address housing affordability, and ensure more Ontario families can afford a home. Currently, Toronto, Ottawa and Hamilton have the authority to impose vacant home taxes.

Municipalities will be supported with a new provincial policy framework that sets out best practices for implementing a Vacant Home Tax. The framework will also encourage municipalities to set a higher Vacant Home Tax rate for foreign-owned vacant homes.

Chapter 1: Building a Better Ontario

Prioritizing Ontario Homebuyers

Ontario’s Non-Resident Speculation Tax (NRST) is a tax applied at the time of a home purchase by a foreign entity.

The government has taken steps to enhance the NRST — the most comprehensive tax of its kind in Canada — to tackle the issue of foreign investors speculating on the province’s housing market, in order to help make more homes available for the people of Ontario. In 2022, the government expanded the tax provincewide and increased the rate from 15 per cent to 25 per cent. Moving forward, the government is taking further action to strengthen the NRST with amendments to support compliance and improve fairness.

In addition, the government is taking steps to increase information sharing between provincial, federal and municipal governments. Ontario’s leadership on this initiative would support greater understanding of home vacancy, foreign purchasing and ownership patterns. All three levels of government need to work together to solve the housing supply crisis, to ensure Ontario families and homebuyers take priority in the housing market. Data is a powerful tool to better understand vacancy and foreign-purchasing patterns, while simultaneously supporting tax compliance and incentives to discourage speculation.

Section B: Working for You

Removing Harmonized Sales Tax on Purpose-Built Rentals

As announced in fall 2023, Ontario has taken steps to enhance the Ontario Harmonized Sales Tax (HST) New Residential Rental Property Rebate to remove the full eight per cent provincial portion of the HST on qualifying new purpose-built rental housing. This will help encourage the construction of more purpose-built rental housing. Canada Mortgage and Housing Corporation (CMHC) data show that 2023 had a record high number of rental housing starts in Ontario.1

The enhanced relief would apply to new purpose-built rental housing, such as apartment buildings, student housing and senior residences built specifically for long-term rental accommodation. This would mirror the enhancements to the federal Goods and Services Tax/Harmonized Sales Tax (GST/HST) New Residential Rental Property Rebate and together would remove the full 13 per cent HST on qualifying new purpose-built rental housing in Ontario.

The enhanced rebate would apply to qualifying projects that begin construction on or after September 14, 2023, and on or before December 31, 2030, and complete construction by December 31, 2035.

Changes to Ontario’s rebate require federal regulatory changes. Ontario will continue to work closely with the federal government to ensure the coordinated and timely implementation of the enhanced rebate, and to maximize its impact.

Enabling Municipalities to Lower Taxes on New Purpose-Built Rentals

Ontario is committed to addressing the current housing crisis and increasing housing affordability for the people of Ontario. To further encourage the development of purpose-built rental properties, effective immediately, Ontario is providing municipalities with the flexibility to offer a reduced municipal property tax rate on new multi-residential rental properties.

[1]	CMHC Starts and Completions Survey (by intended market, for population centres of over 10,000).

Chapter 1: Building a Better Ontario

Investing in Innovative Modular Construction

The government recognizes that fresh approaches to tackle Ontario’s housing crisis will give people more options to access housing that is affordable and attainable. As part of this strategy, the government is developing an attainable housing program that will help make homeownership a reality for more Ontario families.

This includes embracing modular construction and other innovative options to accelerate development, improve affordability and nurture home-grown industries that support quality jobs in Ontario. Modular construction involves building a home using one or more prefabricated components or modules. The home is constructed partially or completely off-site, then transported to a property for assembly.

The government is engaging with the construction sector, municipalities and Indigenous communities on the use of modular construction and other innovative technologies so that more people can live in a home that they can afford. Embracing innovative solutions like modular housing will help improve the supply of affordable and attainable housing for the people of Ontario.

Section B: Working for You

Better Services for You

From health care to child care, transit and justice services, the public services that the people of Ontario need should be convenient and easy to access. The government is challenging the status quo to provide better services for people and businesses across the province.

Making Health Care More Connected and Convenient

The government is continuing to make health care more connected and convenient across the province to ensure patients are provided with the right care in the right place, and have faster access through an expanded health care workforce and enhanced services. This is why, in February 2023, the government introduced Your Health: A Plan for Connected and Convenient Care, which puts people at its heart, by adding and expanding health care services closer to home. The plan is built on three pillars: The Right Care in the Right Place, Faster Access to Care, and Hiring More Health Care Workers.

The government also continues to invest in improved access to digital services for the people of Ontario. This includes enhancing Health811 services to enable increased access to virtual care, online appointment booking, and integration with Ontario Health Teams. This also includes continuing to invest in remote care management, which is integral to supporting patients in the comfort of their homes rather than in hospital for a wide range of conditions, including post-surgical discharge and chronic disease management.

Supporting Home and Community Care

In the 2023 Budget, the government accelerated the commitment of $1 billion over three years to stabilize the home and community care workforce and to support the expansion of home care services. In this Budget, the government is investing an additional $2 billion over three years to boost this acceleration, support earlier investments to increase compensation for personal support workers, nurses and other frontline care providers, and to stabilize expanded services.

The government continues to invest in transforming the home care system, including new models of care and modernizing the Client Health and Related Information System (CHRIS), the digital infrastructure system supporting home care.

For community care, the government is providing supports for the workforce to strengthen adult day programs, meal services, transportation and assisted living services. Having strong home and community care is a key part of the government’s plan for connected and convenient care, to keep people healthy and in the comfort of their homes.

Chapter 1: Building a Better Ontario

Investing in Hospitals

Ontario recognizes the indispensable role hospitals play in delivering critical health services to communities across the province. This is why the government is investing an additional $965 million in 2024–25, including a four per cent increase in total base hospital funding for an unprecedented second year in a row, to ensure public hospitals are able to meet patients’ needs and to increase access to high-quality care. This investment also includes funding for stabilization and management of the surgical system, with a focus on maximizing capacity to increase the number of surgeries performed to provide the people of Ontario the care they need with shorter wait times.

As part of ongoing efforts to build a strong and resilient health system, the government is also providing funding to ease pressures faced by small and Northern hospitals. This will help address health human resources shortages, increased agency staffing costs, emergency department closures and other areas requiring stabilization.

These investments demonstrate Ontario’s ongoing commitment to build a more connected and convenient health care system, prepared to face the challenges of today and tomorrow.

Expanding Hospice Services

The government is expanding palliative care services in local communities by adding up to 84 new adult beds and 12 pediatric beds, bringing the total to over 750. This will provide people with comfort and dignity closer to their communities and loved ones when they are nearing the end of life.

Connecting More People to Primary Care

While hospitals are core to Ontario’s health care system, it can be more cost effective and convenient for people to receive care through their family doctors or primary care teams. This is why the government is making historic investments to enhance access to primary care with a goal that everyone who wants to have a primary care provider can connect to one. On February 1, 2024, Ontario announced an investment of $110 million in 2024–25. Building on this, the government will provide a total investment of $546 million over three years, starting in 2024–25. This funding will support connecting approximately 600,000 people to team-based primary care through new and expanded interprofessional care teams. This builds on the 2023 Budget commitment of an additional $60 million in funding, bringing the total investment to $606 million since 2023–24.

Section B: Working for You

Interprofessional primary care teams connect people to a range of health professionals who work together, including doctors, nurse practitioners, registered and practical nurses, physiotherapists, social workers and dietitians, among others. Interprofessional primary care teams enhance the quality of patient care, improve health outcomes, and increase the efficiency of health service delivery by relieving pressures on emergency departments and walk-in clinics.

This investment will also provide support to all existing interprofessional primary care teams through ongoing operational funding for their facilities and supplies so that they continue to provide high-quality care to the people of Ontario. This will further ensure that interprofessional primary care teams can maintain effective direct service delivery to patients.

Funding for new and expanded teams will focus on high-need areas, bringing the government one step closer to connecting everyone in Ontario to primary care. Examples include:

•	Peterborough: More than $3 million in funding will allow the newly established Peterborough Community Health Centre to connect up to 11,375 people to team-based primary care.

•	Kingston: More than $4 million in funding will help up to 10,000 people connect to team-based primary care at the Periwinkle site.

•	North Dumfries: More than $1.9 million in funding to help up to 5,400 people connect to team-based primary care in a rural setting.

•	Simcoe Muskoka, Barrie and Orillia: More than $1.4 million to increase access to team-based primary care and mobile services for up to 1,200 people with a focus on Indigenous populations.

•	Niagara Region: More than $2.1 million to increase access to team-based primary care across the communities of Fort Erie, Port Colborne, Welland, Niagara Falls and St. Catharines.

•

Sault Ste. Marie and Area: More than $1.1 million to two organizations, Maamwesying North Shore Community Health Services Inc. and the Sault Community Health Centre, to help connect people to team-based primary care in Sault Ste. Marie and surrounding First Nation communities.

Chapter 1: Building a Better Ontario

Investing in the Creation of a New Medical School With York University

The government is addressing the need for family physicians and improving the province’s primary care capacity by expanding medical training and supporting York University in establishing a new medical school in Vaughan. This will be the first medical school in Canada primarily focused on training family doctors.

This investment builds on other existing medical education and training expansions within Ontario, including the establishment of a medical school at Toronto Metropolitan University. It will also help to alleviate pressures facing the health care system, attract and retain future doctors, enhance long-term community health outcomes and support research, training and technological innovation.

The York University School of Medicine will prepare the next generation of talented frontline primary care doctors, who represent the diversity of the communities in which they live and serve. It is part of this government’s efforts to enhance access to primary care across the province for communities currently facing family doctor shortages, including the communities in York, Simcoe and Muskoka.

Strengthening the Health Care Workforce

Ontario is investing $743 million over three years to continue to address immediate health care staffing needs, as well as to grow the workforce for years to come. This includes:

•

Making the Extern Program Permanent: This program will offer up to 5,590 health care students training opportunities to work in hospitals and gain practical experience as they continue their education. Since 2021, over 7,300 health care students have participated in the program — creating much needed capacity in the system and a pool of new graduates who are more experienced and prepared to work as they begin their health care careers.

•

Making the Supervised Practice Experience Partnership Program Permanent: This program will support up to 1,500 internationally educated nurses annually to become accredited nurses in Ontario. More than 3,600 nurses have participated in this program since its inception and over 2,700 internationally trained nurses are already fully registered and practising in Ontario.

•

Increasing Nursing Enrolment: Ontario continues to expand nursing enrolment in colleges and universities to help address the need for nurses now and in the years to come. This is why Ontario is investing an additional $128 million over the next three years to support the sustained enrolment increases of nursing spaces at publicly assisted colleges and universities by 2,000 registered nurse and 1,000 registered practical nurse seats. This expansion is part of the government’s plan to address health human resource needs and support the growing demand for health care professionals in Ontario.

Section B: Working for You

•

Merging the Clinical Scholar Program: This program amalgamates the Late Career Nurse Initiative and the Clinical Preceptor Program that support experienced nurses to mentor and coach new graduates and internationally educated nurses, as well as nurses seeking to upskill.

•	Upskilling Nurses: This program supports the upskilling of nursing students to be able to work in priority areas within a hospital, such as critical care.

•	Stabilizing Emergency Department Staffing: This strategy provides critical investments to bolster and stabilize the emergency department nursing workforce.

Expanding Access to Allied Health Professions

Ontario is continuing to make significant investments to expand access to allied health care providers across the province, including by adding an additional 700 education seats for medical radiation and imaging technologists, medical laboratory technologists, medical lab technicians and medical radiation extenders. Ontario is also working with colleges to explore and pilot compressed programs for pharmacy technicians and medical radiation technologists so more qualified professionals can enter the workforce sooner.

Supporting Adoption of Innovative Health Care Technologies

Ontario is providing $12 million to establish a new Health Technology Accelerator Fund to help health care service providers buy and use promising new technologies to improve patient care. This fund will provide innovators, including Ontario-based companies, more opportunities to partner with the health care system to promote early adoption and create the conditions for companies to grow in Ontario.

In collaboration with Supply Ontario, this fund would accelerate the review and adoption of promising new health innovations and bring them into the system faster for patients to benefit. Adopting Ontario technologies to solve some of the province’s greatest health care challenges is a key pillar of Ontario’s Life Sciences Strategy, Taking Life Sciences to the Next Level. As part of the forthcoming second phase of the government’s Life Sciences Strategy, Ontario will leverage the fund to improve the adoption and uptake of Ontario-made technologies in clinical settings. This is another step forward as Ontario focuses on removing barriers to early adoption of new and innovative technologies.

Chapter 1: Building a Better Ontario

Supporting Northern and Rural Health Care

The government is investing $50 million over three years to enhance and stabilize health care capacity within Northern and rural communities. This investment will introduce long-term solutions encompassing education, recruitment, retention, scope of practice and care models to provide residents of Northern Ontario and those in remote areas with improved access to health care services. This funding will also support the expansion of existing rural generalist pathways for physicians and fund additional supports and upskilling for other health care workers.

The Northern and rural hospitals have exhibited remarkable resilience in the face of health system challenges, with these challenges disproportionately impacting patients who must travel extensive distances for medical care. In recognition of the critical role these hospitals play and to support the communities they serve, the government is expanding services to help prevent emergency department shutdowns.

Enhancing the Northern Health Travel Grant Program

The government is investing $45 million over three years to enhance the Northern Health Travel Grant Program. This investment will help foster more equitable access to specialized care and diagnostic services for the residents of Northern Ontario. The program plays a vital role in mitigating the financial burden of medical-related travel for the people of Ontario in Northern communities. Residents of these communities who travel more than 100 kilometres to consult with medical professionals and receive care will be eligible for enhanced supports, including an additional $75 per night accommodation allowance. This investment reaffirms the government’s dedication to supporting equitable health care access for the people of Ontario.

Adding More Health Care Workers in Underserved Communities

The government remains committed to building a stronger, more resilient health care workforce in underserved communities in Northern, Eastern and Southwestern Ontario through the expanded Ontario Learn and Stay Grant. The grant provides full, upfront funding for tuition, books and other direct educational costs for students who enrol in an eligible nursing, paramedic or medical laboratory technologist program in return for working in the communities where they studied for a term of service after graduation.

Supported by over $30 million in funding to date, there are currently about 3,800 students participating in the program across Ontario. In fact, thanks to the Ontario Learn and Stay Grant, there has been notable uptake in paramedic programs, with almost 40 per cent more students enrolling through the grant in 2023–24 than the previous year’s enrolment in these programs.

Section B: Working for You

Through this initiative, the government aims to deliver more connected health care across Ontario by addressing the increasing demand for nurses, paramedics and medical laboratory technologists while also responding to labour market needs in underserved communities.

Investing in Indigenous and Northern Community Supports

The government is committed to enhancing the health and well-being of Indigenous and Northern communities through several investments totalling approximately $94 million over three years. These investments focus on culturally responsive and safe care tailored to the needs of these communities, such as public health, chronic disease prevention and maternal care, including:

•	$60 million over three years to maintain mental health and addictions services, including clinical supports, community mental health and well-being initiatives, and opioid programming.

•	$15 million over three years to support the ongoing delivery of Indigenous public health programs, including vaccination initiatives to improve health outcomes.

•

$11 million over three years to enhance early detection and management of foot complications arising from diabetes for Indigenous communities. Through prevention and earlier detection, this program aims to improve health outcomes for those living with diabetes and cardiovascular disease.

•	$8 million over three years to strengthen prevention initiatives in Indigenous communities, targeting diabetes, smoking and chronic diseases.

Supporting Women’s and Children’s Health

The government is taking action to ensure women and children are better able to access culturally responsive and safe care to strengthen the health of their families with investments of $50 million over three years, including:

•

$24 million over three years to enhance access to the Indigenous Healthy Babies Healthy Children Program across 160 Indigenous delivery sites. The Indigenous Healthy Babies Healthy Children Program is a community-based initiative aimed at helping Indigenous families and children have a healthy start to life and laying a solid foundation for their future health, well-being and success.

•

$15 million over three years for Mobile Maternal Care. This innovative mobile clinic will offer a range of services, from prenatal to postnatal care, improving accessibility of maternal and newborn health care in remote communities.

•

$11 million over three years to support safer births in Northern Ontario. This funding is aimed at improving maternal and newborn health outcomes by providing mothers in Northern Indigenous communities with vital birthing supports, including more doulas, second attendants or birth helpers.

Chapter 1: Building a Better Ontario

Connecting People to Mental Health Services

Building on the historic investment of $3.8 billion over 10 years for mental health and addictions services as part of the Roadmap to Wellness: A Plan to Build Ontario’s Mental Health and Addictions System strategy, the government is investing an additional $396 million over three years. These investments support the stabilization, improved access and expansion of existing mental health and addictions services and programs.

As part of this investment, the government is providing $124 million over three years to support the continuation of the Addictions Recovery Fund to ensure the people of Ontario continue to have access to enhanced specialized services for mental health and addictions treatment, including:

•	Maintaining 383 addictions treatment beds for adults who need intensive supports, helping to stabilize and provide care for approximately 7,000 clients each year;

•	Three Mobile Mental Health Clinics to provide a suite of mental health and addictions services to individuals living in remote, rural and underserved communities; and

•	Three police-partnered Mobile Crisis Response Teams to support individuals in a mental health or addictions crisis.

The government is also providing ongoing support for the innovative Ontario Structured Psychotherapy Program to support those with anxiety and depression through cognitive behavioural therapy, providing the people of Ontario with high-quality mental health care no matter where they live in the province.

With these investments, the government is continuing to deliver on the Roadmap to Wellness: A Plan to Build Ontario’s Mental Health and Addictions System, connecting those in need of mental health and addictions services to care.

Helping Young People Access Mental Health Services

In January 2024, the government unveiled the West Toronto Youth Wellness Hub, marking the opening of the eighth hub within the past year. Since 2020, Ontario has established 22 Youth Wellness Hubs, helping connect over 43,000 youth and their families to mental health and wellness services and accounting for over 168,000 visits. Reflecting the success of these Youth Wellness Hubs, Ontario plans to expand this network by adding five more hubs in Port Hope, Thunder Bay, Oxford County, Vaughan and Brampton, bringing the total number to 27.

In addition, the government is investing $8.3 million over three years to add another five hubs. This expansion aims to connect more communities to youth mental health services, close to home, increasing the total number of hubs to 32.

Section B: Working for You

Building and Expanding Hospitals to Improve Care

The government is building a convenient and connected health care system that puts people first. This is why Ontario is delivering on the most ambitious plan for hospital expansion in the province’s history. Ontario’s plan will lead to investments of nearly $50 billion over the next 10 years in health infrastructure, including close to $36 billion in capital grants. This includes supporting more than 50 hospital projects that would add approximately 3,000 new beds over 10 years to improve access to reliable quality care. Recent milestones include:

•

Grand River Hospital — MRI Expansion and Upgrade Project: In October 2023, completed renovations and expansion of the MRI, nuclear medicine and imaging spaces to improve patient flow, safety and operational efficiency.

•

Health Access Thorncliffe Park — Thorncliffe Park Community Hub Project: In October 2023, awarded the construction contract for the Thorncliffe Park Community Hub. This project will convert approximately 68,000 square feet at the East York Town Centre to an integrated and sustainable multi-service hub that offers primary health care, mental health services, maternal reproductive health care, and newborn, child and youth services. The project is targeted to be completed by August 2024.

•

Queensway Carleton Hospital — Phase 3B Mental Health Redevelopment: In November 2023, completed renovations to increase acute mental health beds (to a total of 26 beds) and expand and improve space for inpatient and outpatient mental health programs.

•

Quinte Health — Prince Edward County Memorial Hospital Redevelopment Project: In October 2023, moved forward to tender the redevelopment of the Prince Edward County Memorial Hospital with the addition of eight new beds, a 24/7 emergency department, diagnostic imaging and surgical suites, and ambulatory care.

•	Sault Area Hospital — Percutaneous Coronary Intervention (PCI) Project: Opened in January 2024, the new program supports cardiac procedures in Sault Ste. Marie and Northern Ontario.

•

The Ottawa Hospital — Civic Campus Redevelopment Project: In February 2024, signed a Development Agreement with The Ottawa Hospital Build Partners. Upon completion, the 641-bed hospital will have one of the most advanced trauma centres in Eastern Ontario to provide highly specialized emergency and trauma services to treat complex injuries and illness for patients.

Chapter 1: Building a Better Ontario

•

University Health Network — Toronto Western Hospital New Patient Care Tower: In January 2024, awarded the construction contract to build a new 15-storey tower at the Toronto Western Hospital site in downtown Toronto. The project would add 82 new acute care patient beds, 20 state-of-the-art operating rooms, new pre-operative and post-anaesthetic care units and a new pharmacy. The project is targeted to be completed by December 2027.

•

West Park Healthcare Centre Redevelopment Project: In November 2023, substantially completed the construction of the new six-storey facility, which will provide increased capacity for inpatient care with up to 314 beds upon opening, as well as outpatient care and diagnostic and therapeutic services.

•

Waypoint Centre for Mental Health Care — Additional Acute Mental Health Inpatient Beds Project: In December 2023, announced the project to renovate over 10,000 square feet of existing space to add 20 additional acute mental health beds to the facility. Once complete, the new acute mental health inpatient unit will connect more people and their families to a range of services, including psychiatry, psychology, occupational and recreation therapy, and addictions counselling.

•

New Windsor-Essex Regional Hospital: The project will support a new state-of-the-art acute care hospital in Windsor and Essex County to add more hospital beds and expand services in the region with procurement expected to begin in 2025.

Investing in Small Hospitals and Community Infrastructure

In addition to building hospitals, the government is committing an additional $620 million over 10 years for the Health Infrastructure Renewal Fund and the Community Infrastructure Renewal Fund. This funding will allow health care system partners to address urgent infrastructure renewal needs such as upgrades or replacements of roofs, windows, security systems, fire alarms and back-up generators. These investments will ensure funds are available for much-needed equipment upgrades, building repairs, and to extend the life of hospital and community infrastructure.

The government is also committing an additional $500 million over 10 years for small hospital projects and community health programs. These smaller hospital and community projects can create much needed capacity in the short term. Community health programs also help to prevent hospital visits that put pressure on emergency departments as well as hospital admissions.

Section B: Working for You

Building Long-Term Care Homes

Ontario continues to make progress on its plan to build modern, safe and comfortable long-term care homes for seniors and residents. Through planned investments that total a historic $6.4 billion since 2019, Ontario is making progress to build 58,000 new and upgraded beds across the province by 2028.

Increasing the Construction Funding Subsidy

The government is investing $155 million in 2024–25 to increase the construction funding subsidy, to support the cost of developing or redeveloping a long-term care home. This additional investment will fast-track construction for the next tranche of beds so that work can begin by November 30, 2024. Eligible projects will receive an additional construction funding subsidy of up to $35 per bed, per day, for 25 years. In addition, eligible not-for-profit applicants will be able to convert up to $15 per bed, per day, of the supplemental funding into a construction grant payable at the start of construction, to increase projects’ upfront equity and enable applicants to secure financing.

The government first provided a supplemental increase to the construction funding subsidy in November 2022 to stimulate the start of construction for long-term care homes across Ontario. Since introducing the supplemental increase, Ontario advanced construction for over 60 long-term care homes and over 10,000 beds between April 1, 2022, and August 31, 2023.

Making Progress to Build Long-Term Care Homes

Through the Accelerated Build Pilot Program, four new long-term care homes have been built on hospital-owned lands. These homes have created 1,272 new long-term care beds and are helping to meet urgent needs for more long-term care homes in Mississauga, Ajax and Toronto.

The government continues to make progress towards its commitment of building 58,000 new and upgraded beds to modern design standards across the province by 2028 with over 18,000 beds that are either open, under construction, or have approval to start construction. This includes:

•	Over 4,500 beds open with new capacity of 2,246 beds and 2,336 upgraded beds;

•	Over 12,500 beds under construction with 6,745 new beds and 5,789 upgraded beds; and

•	Approximately 1,200 beds that have governmental approvals to start construction.

Chapter 1: Building a Better Ontario

In response to higher costs in the sector, the government is increasing operating funding to help support the financial stability of new and existing long-term care homes.

The Loan Guarantee Program also continues to be available to support financing of the development of long-term care beds in non-municipal, not-for-profit projects.

Since the 2023 Ontario Economic Outlook and Fiscal Review, the following long-term care homes have been completed and opened to new residents:

•

Wellbrook East and Wellbrook West, two new state-of-the-art long-term care homes, opened in November 2023, with 632 new long-term care beds in Mississauga, developed under the Ontario Accelerated Build Pilot Program; and

•	Woodland Villa opened in December 2023 with 17 new long-term care beds and 111 upgraded long-term care beds in Long Sault.

Adding More Specialized Long-Term Care Beds

The government is investing an additional $46 million over three years, starting in 2024–25, to support the continued operation of 59 Behavioural Specialized Unit (BSU) beds added in 2023–24, and to add more than 200 net new BSU beds to expand care for individuals with complex needs. Behavioural Specialized Units provide timely and appropriate support for individuals with responsive behaviours requiring increased levels of care. The government continues to provide connected and convenient health care for the people of Ontario by providing the right care in the right place.

Getting Back to Basics in Education

Ontario is supporting a back to basics learning strategy by building foundational skills in reading, writing and math. Students have benefited from a new math curriculum focused on financial literacy and coding, as well as the overhauled language curriculum that brings back phonics and cursive writing. Recent Education Quality and Accountability Office (EQAO) assessment results show encouraging progress, which demonstrates the importance of students learning in the classroom without disruption and with targeted supports focused on literacy and math.

The government will continue existing supports through the back to basics learning strategy, including:

•

An investment of $15 million for the 2024–25 school year for digital math tools that will continue to provide anytime access to learning opportunities at home and in the classroom, as part of total funding of about $72 million in math supports. As part of these math supports, the government also continues to support one-on-one French-language online tutoring through Eurêka!;

Section B: Working for You

•

An investment of $65 million for the 2024–25 school year for dedicated educators working in small groups or individually with students in kindergarten to Grade 3. This brings total funding to about $100 million for reading supports for the 2024–25 school year; and

•

An updated kindergarten curriculum, starting in September 2025, which will introduce learning through clear and direct instruction in reading, writing and math for kindergarten students. Combined with hands-on and play-based learning, the changes will help ensure students entering Grade 1 have the foundational skills needed for long-term success.

Enhancing School Safety

Ontario is investing $30 million over three years to help equip schools with security cameras, lighting and other security upgrades, including vape detectors. Ontario is also enhancing student safety by including learning on privacy and online safety in elementary and secondary curriculum. Together, these measures are part of this government’s ongoing commitment to promote student well-being and to help keep students, staff and schools safe.

Supporting Students with Special Education Needs

Ontario is committed to providing all students with the opportunity to succeed in school and life, including students with disabilities and special education needs. This is why the government is investing $18 million in the 2024–25 school year to help the most vulnerable students.

This includes $8 million to introduce dedicated resources to help students with special education needs navigate the school system and beyond, as well as $10 million for increased in-class supports for students with the highest level of need.

Chapter 1: Building a Better Ontario

Supporting the Ontario Autism Program

The government is increasing its investment in the Ontario Autism Program by $120 million in 2024–25, which is double the increase provided in 2023–24. This increased funding will support the government’s commitment to enrol 20,000 children and youth in core clinical services. The Ontario Autism Program provides children and youth with access to supports such as applied behaviour analysis therapy, speech-language pathology, occupational therapy, mental health services and equipment.

Building Schools and Child Care Spaces

The government is committed to building modern schools by investing $23 billion, including approximately $16 billion in capital grants over 10 years, to build, expand and renew schools and child care spaces across Ontario. Since 2018, the government has supported nearly 300 school or child care-related projects, of which more than 100 are actively under construction. This includes $1.4 billion for the current school year to support the repair and renewal needs of schools.

Section B: Working for You

Table 1.3

School Projects Opening in the 2023–24 School Year

Northern

•   Maple View Public School in North Bay, which serves 308 students and includes 73 licensed child care spaces.

•   Lasalle Elementary School in Sudbury, which serves 387 students and includes 49 licensed child care spaces.

•   École élémentaire publique de Thunder Bay in Thunder Bay, which serves 257 French-language students.

Southwestern

•   An addition to Peace Bridge Public School in Fort Erie with 230 more student spaces.

•   An addition to St. Anthony’s Catholic School in Kincardine with 190 more student spaces and 78 more licensed child care spaces.

•   St. Josephine Bakhita Catholic Elementary School in Kitchener, which serves 650 students and includes 88 licensed child care spaces.

•   West Niagara Secondary School in Lincoln, which serves 1,533 students.

•   An addition to Hyland Heights Elementary School in Shelburne with 92 more student spaces.

•   An addition to Sacred Heart Catholic School in Port Lambton with 46 more student spaces and 49 more licensed child care spaces.

•   Eastview Horizon Public School in Windsor, which serves 501 students and includes 73 licensed child care spaces.

Eastern

•   École élémentaire catholique des Deux-Rivières in Arnprior, which serves 248 French-language students and includes 49 licensed child care spaces.

•   An addition to Westminster Public School in Brockville with 25 more licensed child care spaces.

•   An addition to St. Joseph Catholic Elementary School in Douro-Dummer with 92 more student spaces.

•   École secondaire publique Mille-Îles and École secondaire catholique Sainte-Marie-Rivier joint school in Kingston, which serves 600 French-language students and includes 49 licensed child care spaces.

•   St. Bernadette Catholic Elementary School in Stittsville, which serves 507 students and includes 39 licensed child care spaces.

•   An addition to Williamstown Public School in Williamstown with 121 more student spaces.

Central

•   An addition to École secondaire Jeunes sans frontières in Brampton with 207 more French-language student spaces.

•   E.J. Sand Public School in Markham, which serves 409 students and includes 39 licensed child care spaces.

•   An addition to St. Anne Catholic School in Oshawa, with 184 more elementary student spaces.

•   Glen Orchard Public School retrofit in Port Carling, which includes 54 licensed child care spaces.

•   École secondaire Michelle-O’Bonsawin retrofit in Toronto, which serves 501 French-language students.

•   An addition to Terry Fox Public School in Toronto, with 276 more student spaces and 88 more licensed child care spaces.

•   Regina Mundi Catholic School retrofit in Toronto, which serves 450 students and includes 88 child care spaces.

Source: Ontario Ministry of Education.

Chapter 1: Building a Better Ontario

Table 1.4

Continuing to Get Shovels in the Ground to Build More Schools

Northern

•   A new joint French and English public elementary and secondary school in Blind River, which will serve 72 French-language students, 381 English language students and include 64 licensed child care spaces.

•   A new English public elementary and secondary school in Rainy River, which will serve 311 students and include 39 licensed child care spaces.

•   An addition to Tarentorus Public School in Sault Ste. Marie, which will add 92 student spaces and 49 licensed child care spaces.

Eastern

•   A new French public elementary school in Barrhaven, which will serve 475 students and include 49 licensed child care spaces.

•   An addition to St. Joseph Catholic School in Belleville, which will add 334 student spaces and 49 licensed child care spaces.

•   A new English public elementary school in Brockville, which will serve 500 students and include 64 licensed child care spaces.

•   A new English Catholic School in Kingston, which will serve 481 students and include 73 licensed child care spaces.

•   An addition to Collège catholique Mer Bleue in Orleans, which will add 343 student spaces.

•   A new English public secondary school in Ottawa, which will serve 1,516 students and include 39 licensed child care spaces.

•   A new English public secondary school in Ottawa, which will serve 1,353 students.

•   A new French public school in Ottawa, which will serve 475 students and include 49 licensed child care spaces.

•   An addition to École secondaire catholique Paul-Desmarais in Stittsville, which will add 389 student spaces.

Source: Ontario Ministry of Education.	continued…

Section B: Working for You

Table 1.4

Continuing to Get Shovels in the Ground to Build More Schools (continued)

Southwestern

•   A new English public elementary and secondary school in Kingsville, which will serve 1,798 students and include 98 licensed child care spaces.

•   A new English Catholic elementary school in Kitchener, which will serve 527 students and include 88 licensed child care spaces.

•   An addition to St. Louis Catholic Elementary School in Leamington, which will add 147 student spaces and 63 licensed child care spaces.

•   An addition to Listowel Eastdale Public School in Listowel, which will add 98 student spaces and 49 licensed child care spaces.

•   A new English public elementary school in London, which will serve 804 students and include 88 licensed child care spaces.

•   A new English Catholic elementary school in Sarnia, which will serve 659 students and include 88 licensed child care spaces.

•   A new English Catholic elementary school in Stoney Creek, which will serve 590 students and include 49 licensed child care spaces.

•   An addition to St. Anne’s Catholic School in St. Thomas, which will add 210 student spaces.

•   A new English public elementary school in Windsor, which will serve 651 students and include 73 licensed child care spaces.

Central

•   A new English public elementary school in Brampton, which will serve 850 students and include 73 licensed child care spaces.

•   A new English public elementary school in East Gwillimbury, which will serve 638 students and include 39 licensed child care spaces.

•   A new English public elementary school in Bowmanville, which will serve 786 students and include 73 licensed child care spaces.

•   A new English public elementary school in Beaverton, which will serve 418 students and include 49 licensed child care spaces.

•   A new Catholic elementary school in Milton, which will serve 671 students and include 88 licensed child care spaces.

•   A new English public elementary school in Oro-Medonte, which will serve 570 students.

•   An addition to École élémentaire catholique Saint-Michel in Scarborough, which will add 92 student spaces.

•   A new Catholic secondary school in Toronto, which will serve 1,300 students.

•   A new English public secondary school in Toronto, which will serve 922 students.

•   A new French Catholic secondary school in Vaughan, which will serve 407 students and include 49 licensed child care spaces.

Source: Ontario Ministry of Education.

Chapter 1: Building a Better Ontario

Supporting Efficiency, Transparency and Accountability in the Postsecondary Education Sector

The provincial government is helping to stabilize Ontario’s colleges and universities, with nearly $1.3 billion in new funding, while maintaining the tuition fee freeze to keep costs down for Ontario students and parents. Ontario is focused on supporting the postsecondary education sector in delivering high-quality educational experiences in an efficient, accountable and transparent manner. To help achieve this, Ontario will provide $15 million over the next three years to implement an Efficiency and Accountability Fund.

This fund will support third-party reviews to identify actions that institutions can take to drive long-term cost savings and positive outcomes for students and communities. These reviews will target structural issues as well as operational policies in order to improve sustainability and student experiences. This Efficiency and Accountability Fund is part of Ontario’s plan to help build a financially viable postsecondary sector that supports student success.

Ontario is also committed to supporting access to affordable postsecondary education. This is why the government is also extending the tuition fee freeze at publicly assisted colleges and universities for at least three more years, helping to keep costs down for Ontario students and parents.

Supporting the Financial Sustainability of Ontario’s Postsecondary Sector

Ontario understands the importance of stabilizing the postsecondary education sector to ensure the continued delivery of high-quality educational experiences for students. This is why the government is investing $903 million over three years, starting in 2024–25, to create a Postsecondary Education Sustainability Fund. This investment will include a sector-wide increase to operating grants that will help provide financial stability and predictability for Ontario’s postsecondary institutions, while not raising tuition for Ontario students. This includes $203 million in targeted supports for the financial sustainability of publicly assisted colleges and universities with the greatest financial need.

Through the Postsecondary Education Sustainability Fund, the government will support the continued stability of the postsecondary education system in a responsible way, while building an even stronger foundation for future generations.

Section B: Working for You

Strengthening Accountability and Student Supports

To increase transparency on ancillary fees and other student costs, while also supporting student mental health and keeping campuses safe and inclusive, the government introduced the Strengthening Accountability and Student Supports Act, 2024 on February 26, 2024. If passed, it would authorize the Minister of Colleges and Universities to issue directives requiring colleges and universities to provide information about ancillary fees and other student costs, including for textbooks. This would help students and their families understand the full cost of the courses they are selecting.

If passed, the Strengthening Accountability and Student Supports Act, 2024 would also require colleges and universities to have mental health policies in place that should include clear and transparent information about programs and supports available to students, along with policies to address racism and hate, including but not limited to antisemitism and Islamophobia.

Supporting Science, Technology, Engineering and Mathematics in Postsecondary Education

To be responsive to increasing labour market demands for workers in sectors related to Science, Technology, Engineering and Mathematics (STEM), the government has provided one-time funding of $100 million in 2023–24 to support STEM program costs at publicly assisted colleges and universities with enrolments above their funded levels.

Supporting Small, Northern and Rural Postsecondary Institutions

To ensure that small, Northern and rural colleges and Northern universities can provide students with competitive choices for local postsecondary education, the government is providing an additional $10 million in funding through the Small, Northern and Rural Grant for colleges and the Northern Ontario Grant for universities in 2024–25. The funding is intended to provide targeted support to eligible institutions that are financially vulnerable, while the government works with them on efficiency initiatives.

Chapter 1: Building a Better Ontario

Supporting Ontario’s Francophone Community

The government is committed to improving access to services in French across Ontario and enhancing the vitality of Franco-Ontarian communities. The provincial government is working with the federal government to renew the Canada–Ontario Agreement on Minority-Language Services and would further invest close to $10 million over three years to expand the delivery of quality French-language services. This would support the development of bilingual training programs, improve the economic opportunity of Francophone businesses and enhance French-language supports in communities across Ontario.

Reducing Red Tape

Since 2018, Ontario has taken over 500 actions to reduce regulatory burdens — all without compromising health and safety in the population, or the environment.

These changes have helped to open doors to new economic opportunities and reduce unnecessary burdens for individuals and businesses, saving $939 million in gross annual compliance costs that would have otherwise been incurred by businesses, not-for-profit organizations and the broader public sector. Ontario’s Fall 2023 Red Tape Reduction package alone is estimated to save people and businesses over 100,000 hours of time each year.

The government reports on the progress to reduce red tape in the annual Burden Reduction Report. The 2023 Burden Reduction Report: Delivering Better Services and a Stronger Economy highlights how the government is reducing burdens and costs for people and businesses in Ontario, including:

•	Creating new ways for individuals to receive medical care in their community;

•	Making the online process easier for the application, replacement and renewal of accessible parking permits;

•	Upgrading the ServiceOntario appointment booking system to book multiple services in a single appointment or a single appointment for the whole family;

•	Streamlining housing development approvals; and

•

Helping municipalities better manage restrictions on roads (load periods), including shortening their duration when conditions permit, to support lower costs and better delivery times for the trucking and agri-businesses industry.

These accomplishments are part of Ontario’s efforts to save time and costs for people and businesses.

Section B: Working for You

Strengthening Provincial Agencies

Ontario’s 156 provincial agencies deliver important public services to individuals, families and businesses across Ontario — services such as managing home care, protecting drinking water and Ontario’s food supply, and ensuring the province’s energy infrastructure is reliable and sustainable. Provincial agencies such as Supply Ontario and the Building Ontario Fund are transforming how the government buys goods and services, as well as funds vital infrastructure projects.

This is why the government is strengthening oversight of provincial agencies to ensure that public services are modernized and accountable. The government is introducing new measures and reporting requirements to ensure provincial agencies are efficient, sustainable and accountable while also being nimble to meet the demands of the public they serve. This includes supporting improved service delivery, protecting data and privacy, and aligning agency business strategies with government priorities such as the Community Jobs Initiative announced in the 2022 Budget.

In this way, the government is ensuring the public services that the people of Ontario rely upon are delivered in an effective way for years to come.

Expanding Protected Areas and Provincial Green Spaces

The people of Ontario are passionate about the great outdoors and the natural spaces that communities offer.

Providing More Opportunities to Enjoy Ontario Parks

Ontario is building stronger and healthier communities by expanding recreational opportunities for families to enjoy. This is why the government is actively taking steps to open the first new, all-season, operating provincial park in 40 years. The Bigwind Lake Provincial Park, located near the Town of Bracebridge, will offer facilities and recreational activities including swimming, hiking, cross-country skiing, and add around 250 new campsites to the Ontario Parks system.

The government is also creating the province’s first urban provincial park in the Township of Uxbridge, which will serve as a year-round day-use provincial park and support Ontario’s progress on its commitment to provide families with more outdoor recreational opportunities while conserving and protecting areas of natural and scientific interest. A survey was conducted in summer 2023 to seek public input on the programming and activities that could be enjoyed in the proposed park. The government will also explore further opportunities for partnerships for additional urban parks for the people of Ontario.

Chapter 1: Building a Better Ontario

Improving and Expanding Ontario Parks

Furthermore, the government is enhancing recreational opportunities for the people of Ontario by also implementing a number of other initiatives, including bringing electrical services to over 800 campsites and creating approximately 300 new campsites across several provincial parks.

Section B: Working for You

Strengthening Conservation Partnerships

Spending time in nature and green spaces has a positive impact on a person’s health and well-being. The government is committed to continuing to work with partners and conservation leaders to preserve more areas of significant ecological importance, protect natural areas and promote the importance of healthy, natural spaces. The government is continuing the Greenlands Conservation Partnership program by investing an additional $20 million over four years. The investment will allow conservation partners to raise matching private-sector contributions to secure new, privately owned natural areas, such as wetlands, grasslands and forests, as well as ensure they are protected and managed for the future.

Protecting Ontario Lakes

Protecting Ontario’s lakes is a key commitment in the government’s plan to help ensure a safe, healthy and clean environment now and for future generations. The Holland Marsh area produces more carrots, celery, onions, lettuce and greens than any other single region across Canada. The government is supporting farmers to implement technologies and food washing processes that reduce the amount of phosphorus in the water that flows into Lake Simcoe.

The government is continuing to protect and restore the Great Lakes through annual investments of $6.4 million to support innovative projects. These projects are led by community-based organizations, small businesses, municipalities, conservation authorities and Indigenous communities, which focus on protecting and restoring coastal, shoreline and nearshore areas of the Great Lakes and connecting rivers and streams.

Ontario is also investing over $24 million towards the innovative Lake Simcoe Phosphorus Reduction Strategy for a new phosphorus recycling project to help reduce phosphorus discharges from the Holland River into Lake Simcoe.

Chapter 1: Building a Better Ontario

Protecting You and Your Family

Fighting Criminals With New Air Support

Violent crime within the Greater Toronto Area (GTA) has been increasing in volume, scope and complexity in recent years. To address this challenge, the government is investing $46 million over three years to support patrol and improve response times to major incidents and serious crimes, including the purchase of four helicopters.

These additional resources will help protect communities by:

•	Keeping highways and roadways safe from street racing, impaired driving, violent carjacking and automobile theft;

•	Locating missing persons, including children, the elderly and vulnerable people;

•	Apprehending high-risk suspects, including perpetrators of violent crime; and

•	Supporting marine units and enhancing search and rescue capacity.

Public safety is a top priority for this government. This initiative builds on the government’s ongoing commitment to enhance public safety in Ontario by continuing to help ensure that police services have the resources they need to respond to major incidents and urgent situations.

Fighting Auto Theft

Auto theft is a serious and growing problem impacting jurisdictions across Canada, especially Ontario. To combat auto theft, the government is collaborating with municipalities and the federal government, providing funding to police services and raising public awareness of auto theft prevention measures.

The government’s plan includes $49 million over three years to help police put those responsible for auto thefts behind bars. These investments support the Ontario Provincial Police (OPP) Organized Crime Towing and Auto Theft Team, which is working with municipal police services to identify, disrupt and dismantle organized crime networks participating in vehicle theft. In addition, Ontario’s Major Auto Theft Prosecution Response Team provides dedicated support to the OPP to prepare and prosecute complex cases, ensuring that offenders are held accountable.

This funding also continues support for the Greater Toronto Area-Greater Golden Horseshoe Investigative Fund, which was created to help stop the illegal export of stolen vehicles and target violent crime linked to criminal organizations.

Section B: Working for You

Ontario is also continuing prevention and public awareness initiatives to combat auto theft. The Preventing Auto Thefts Grant provides funding to police services for projects that feature new and enhanced crime-fighting measures focused on prevention, detection, analysis and enforcement. In addition, the Financial Services Regulatory Authority of Ontario (FSRA) will be launching an anti-auto-theft campaign that focuses on consumer awareness and auto theft prevention.

The government is combatting auto theft by helping to prevent thefts before they happen, targeting organized crime networks, and ensuring that those responsible are brought to justice to keep people and communities safe.

Increasing Public Safety in Communities

Ontario continues to advocate for the federal government to amend the Criminal Code and implement tougher penalties for individuals who commit violent crime and car thefts. The federal government has signaled its willingness to work with all provinces and territories to identify and implement concrete, collaborative and innovative solutions. Ontario will continue to be a partner in this work and looks forward to effective changes being made.

The government is also investing in correctional and courthouse facilities to improve safety and security in aging institutions, make efficient use of space and modernize technology. Investments in new courthouses help to provide access to justice in growing communities, such as the recently completed expansion of the Brampton courthouse in Peel Region. This is another way that the government is showing its commitment to justice and public safety for the people of Ontario.

Protecting the Health and Safety of Firefighters

The government is committed to keeping communities safe and supporting the province’s firefighters. Firefighters are more likely to experience health problems because of exposure to hazardous chemicals. To keep first responders and Ontario’s communities safe, fire departments need resources to ensure they have the right infrastructure and protective equipment.

This is why the government is investing $30 million over the next three years to launch the Fire Protection Grant. This application-based grant will provide municipal fire departments, including those in small and rural communities, with funding for personal protective equipment and specialized decontamination tools to clean and sanitize firefighter gear and mitigate the long-term effects of exposure to chemicals and other fire-related contaminants.

The Fire Protection Grant will support departments by ensuring they have the right infrastructure and protective equipment to respond to local needs and that they may do so safely and more effectively.

107

Chapter 1: Building a Better Ontario

Improving Response Times for First Responders

The government will continue working to enable seamless communication between fire and paramedic dispatch systems across the province. This technology will enable municipalities with tiered response agreements to implement simultaneous notification between their fire and paramedic services. This will facilitate faster response times, drive better patient outcomes and enhance Ontario’s public safety response model for the people of this province.

The government is working to ensure that simultaneous notification between fire and paramedic services is operational in the near future in Halton Region, while working on provincial implementation.

Strengthening Emergency Preparedness to Keep People Safe

The government has invested $5 million to ensure communities across the province have the resources and equipment they need to prepare for natural disasters and emergencies. The funding will help communities and organizations purchase critical supplies and equipment and deliver training and services to improve local emergency preparation and response. This commitment highlights the government’s proactive approach to enhancing community resilience and safety across Ontario.

Preventing Gender-Based Violence

The government is taking action to help end gender-based violence. Building on existing investments of $1.4 billion over four years, the government is providing an additional $13.5 million over three years to enhance initiatives that support women, children, youth and others who are at increased risk of violence or exploitation — such as Indigenous and racialized communities, and children and youth in the child welfare system. These initiatives include:

•

$6 million over three years to support the Children at Risk of Exploitation (CARE) Unit in Kenora District with increased access to trauma-informed specialized supports for children and youth who have been sex trafficked;

•

$4.5 million over three years in additional funding for the Victim Quick Response Program+ to increase access to basic necessities for victims of human trafficking and gender-based violence and their families, especially those in Northern, rural and remote communities;

•	$2.5 million over three years in additional funding to increase outreach to children and youth with involvement in the child welfare system and link them with resource and educational supports; and

•	$0.5 million in 2024–25 to increase training for workers in the child welfare sector to help them respond to human trafficking and identify at-risk children and youth.

Section B: Working for You

This funding will support the government’s commitments under the Anti-Human Trafficking Strategy to protect children and youth, build safer and healthier communities, and support women’s well-being.

Supporting Victims and Survivors of Sexual Assault and Domestic Violence

The government is also investing $27 million over three years to enhance sexual assault and domestic violence services across the province to help victims and survivors receive compassionate and professional support directly within hospital settings.

Ontario is home to a network of 37 Sexual Assault/Domestic Violence Treatment Centres that are dedicated to delivering comprehensive, trauma-informed care and treatment to individuals impacted by sexual and domestic violence. This investment will provide the treatment centres with additional clinical resources and extend the reach of sexual and domestic violence services to hospitals currently not in the network. It will also support the expansion of the Provincial Sexual Assault/Domestic Violence Navigation Line to provide 24/7 care for victims and survivors.

In addition, Ontario is investing $6.4 million over three years to support the Independent Legal Advice for Survivors of Sexual Assault program, and sustain and expand the Child Victim Witness Support Program. These programs provide legal support for survivors of sexual assault and for children who are victims or witnesses of crime. Participation in these programs allows recipients to better understand the criminal court process and make informed decisions about their legal options, including reporting the incident and holding the offenders to account after experiencing sexual assault.

Through these measures, the government is dedicated to building a stronger, more accessible network of support for survivors of sexual and domestic violence across Ontario, ensuring that every individual has access to care and support when they need it.

Combatting the Illegal Cannabis Market

Since the legalization of cannabis in 2018, Ontario has moved forward with rules to keep cannabis out of the hands of children and youth and keep roads safe. The government is committed to combatting the illegal cannabis market to ensure the integrity of the regulated private retail model and address the significant health risks associated with illegal cannabis products that do not meet government safety standards.

This is why the government is investing $31 million over the next three years to support the Provincial Joint Forces Cannabis Enforcement Teams (PJFCET). The PJFCET is an OPP-led centralized enforcement unit that has a proven track record in enforcement operations against illegal cannabis storefronts. This investment would enable the PJFCET to respond to the challenge of illegal online operators and crack down further on the production, sale and distribution of illegal cannabis in the online and offline space.

109

Chapter 1: Building a Better Ontario

Modernizing and Enhancing Tobacco Tax Oversight

The 2023 Budget committed to proceed with a review to modernize the Tobacco Tax Act. The government is now proposing changes that would strengthen oversight and reduce burden on registrants. The government remains committed to addressing contraband tobacco and recognizes that it is a persistent challenge in Ontario.

To better address this issue, the government is proposing to strengthen fines in the Tobacco Tax Act to help tackle contraband tobacco while also providing the Ontario Ministry of Finance with the tools to be a modern regulator. Continued support to the OPP Contraband Tobacco Enforcement Team will help disrupt the links between organized crime and contraband tobacco.

Better administration can occur when government uses its resources more effectively. In the case of tobacco, the Ontario Ministry of Finance and the Ministry of Health will begin partnering in 2024 on an initiative to cross designate inspectors to seize certain tobacco products in contravention of both the Tobacco Tax Act and the Smoke-Free Ontario Act, 2017. This will allow inspectors to take a coordinated approach, to help address unregulated tobacco while also meeting the requirements under the Smoke-Free Ontario Act, 2017.

The government is committed to making it easier to comply with administrative requirements. For instance, beginning in July 2024, it is proposing to move the monthly filing deadline for tobacco tax registrants from the tenth to the twenty-eighth of each month to allow registrants more time to file and to align with other tax filing deadlines that registrants must also comply with. The Ontario Ministry of Finance is also working towards improving the overall online experience for registrants, making the filing process easier and more efficient.

Moving forward, the review will continue to engage with stakeholders and First Nations partners to identify additional opportunities to modernize the Act, strengthen oversight and align the legislation to the changing tobacco marketplace.

Section B: Working for You

Modernizing Financial Services and Capital Markets to Protect Consumers

Supporting Ontario Credit Unions’ Access to Emergency Lending Assistance

Ontario’s credit unions and caisses populaires play an important role in extending financial services to people and businesses in urban and rural communities across the province. Ontario credit unions manage assets of about $95 billion, employ about 9,000 staff and serve approximately 1.8 million members through almost 550 locations. To support their ability to compete and help ensure broader market stability, it is important to enable direct access to the Bank of Canada’s emergency liquidity facilities for Ontario credit unions. The provincial government is encouraged by the proposal in the federal 2023 Fall Economic Statement to amend the Canadian Payments Act, which would allow eligible provincially regulated credit unions direct access to the Bank of Canada’s Standing Term Liquidity Facility and its Emergency Lending Assistance, and looks forward to ongoing collaboration as changes are being implemented.

Protecting Investors and Enhancing Enforcement in Capital Markets

The government supports the ongoing work of the Ontario Securities Commission (OSC) to modernize the dispute resolution framework available to Ontario investors and remains committed to a modernized capital markets framework that protects investors. This is why the OSC is working to develop rules governing the distribution of disgorged funds to harmed investors. Furthermore, the recently enhanced protections for whistleblowers are intended to encourage individuals to come forward to report misconduct. These measures support enforcement efforts and help increase investor confidence in Ontario’s capital markets.

111

Chapter 1: Building a Better Ontario

Chapter 2: Economic Performance and Outlook

Introduction

Ontario’s economy performed better than expected in 2023, despite economic headwinds prompted by elevated consumer price inflation and high interest rates. Ontario’s labour market performed strongly in 2023 and the unemployment rate remained low. This builds on record job growth since 2021.

However, the economic outlook has deteriorated compared to the 2023 Budget with significantly lower growth projected in 2024, and slightly lower growth in 2025 and 2026. Job growth is also projected to be lower in 2024 as a result.

High interest rates are expected to continue impacting Ontario’s economy in 2024, with real gross domestic product (GDP) growth projected to slow from an estimated 1.2 per cent in 2023 to 0.3 per cent in 2024. Real GDP growth is projected to accelerate to 1.9 per cent in 2025, and 2.2 per cent in 2026 and 2027. For the purposes of prudent fiscal planning, these projections are slightly below the average of private-sector forecasts.

Table 2.1

Summary of Ontario’s Economic Outlook

(Per Cent)

	2022	2023	2024p	2025p	2026p	2027p
Real GDP Growth	3.9	1.2e	0.3	1.9	2.2	2.2
Nominal GDP Growth	9.2	4.1e	2.7	3.9	4.3	4.1
Employment Growth	4.6	2.4	0.8	1.7	1.4	1.4
CPI Inflation	6.8	3.8	2.6	2.0	2.0	2.0

e = estimate.

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024.

Sources: Statistics Canada and Ontario Ministry of Finance.

115

Chapter 2: Economic Performance and Outlook

Revisions to the Outlook Since the 2023 Budget

Ontario’s real GDP grew by an estimated 1.2 per cent in 2023, stronger than the projection in the 2023 Budget, and nominal GDP growth is estimated at 4.1 per cent, higher than the 2.8 per cent 2023 Budget projection.

The outlook has been revised compared to the projections in the 2023 Budget. Key changes since the 2023 Budget include the following:

•	Stronger estimated real and nominal GDP growth in 2023, accompanied by significantly stronger job creation and a lower unemployment rate;

•	Slower real and nominal GDP growth between 2024 and 2026, with the most pronounced deterioration in 2024;

•	Weaker net operating surplus of corporations growth over the forecast period; and

•	Stronger housing starts throughout the forecast period. See the Housing Supply Progress section later in this Chapter for further details on the latest information for 2023.

Chapter 2: Economic Performance and Outlook

Table 2.2

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2023 Budget Compared to the 2024 Budget

(Per Cent Change)

	2023		2024p		2025p		2026p

	2023 Budget	2024 Budget	2023 Budget	2024 Budget	2023 Budget	2024 Budget	2023 Budget	2024 Budget
Real Gross Domestic Product	0.2	1.2e	1.3	0.3	2.5	1.9	2.4	2.2
Nominal Gross Domestic Product	2.8	4.1e	3.6	2.7	4.6	3.9	4.5	4.3
Compensation of Employees	5.1	6.7e	4.2	4.3	4.5	4.4	4.2	4.1
Net Operating Surplus — Corporations	(8.2)	(12.6)e	(0.5)	(4.7)	9.2	3.5	9.1	7.9
Nominal Household Consumption	5.1	6.0e	4.1	3.5	4.3	4.1	4.2	4.3
Other Economic Indicators
Employment	0.5	2.4	1.0	0.8	1.7	1.7	1.7	1.4
Job Creation (000s)	39	183	78	63	133	136	136	114
Unemployment Rate (Per Cent)	6.4	5.7	6.6	6.7	6.3	6.6	6.3	6.4
Consumer Price Index	3.6	3.8	2.1	2.6	2.0	2.0	2.0	2.0
Housing Starts (000s)[1]	80.3	89.3	79.3	87.9	82.7	92.3	83.2	94.4
Home Resales	(8.9)	(12.3)	21.0	4.0	1.2	16.0	1.2	1.2
Home Resale Prices	(9.7)	(6.3)	2.2	(0.2)	4.0	3.1	4.0	4.0
Key External Variables
U.S. Real Gross Domestic Product	0.5	2.5	1.2	2.1	2.1	1.7	2.1	2.1
WTI Crude Oil ($US per Barrel)	83	78	80	79	79	78	79	77
Canadian Dollar (Cents US)	74.4	74.1	76.5	74.6	77.6	77.6	78.5	78.2
Three-Month Treasury Bill Rate (Per Cent)[2]	4.3	4.8	3.3	4.4	2.5	3.0	2.4	2.6

10-Year Government Bond Rate (Per Cent)[2]	3.1	3.3	3.1	3.2	3.1	3.1	3.2	3.3

e = estimate.

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024.

[1]	Housing starts projection based on private-sector average as of January 25, 2024.
[2]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2023 and February 2024); U.S. Energy Information Administration; and Ontario Ministry of Finance.

117

Chapter 2: Economic Performance and Outlook

Recent Economic Performance

Despite ongoing economic headwinds, Ontario continued to experience above average employment growth in 2023, adding 183,200 net new jobs, a 2.4 per cent increase. This followed record gains of 5.2 per cent in 2021 and 4.6 per cent in 2022. Job creation over the 3-year period since 2021 is the highest on record. Ontario’s unemployment rate rose modestly to 5.7 per cent in 2023 but remained low compared to its recent historic average.

Chart 2.1

Ontario’s Strong Employment Growth

Source: Statistics Canada.

Chapter 2: Economic Performance and Outlook

Other economic indicators were largely positive for Ontario in 2023. New motor vehicle sales, exports, manufacturing sales and retail trade all posted growth in the year. The housing market moderated as higher mortgage rates contributed to home resales declining by 12.3 per cent in 2023.

Chart 2.2

Performance of Other Key Economic Indicators in 2023

Sources: Statistics Canada and Canadian Real Estate Association.

119

Chapter 2: Economic Performance and Outlook

Real GDP Growth

After a strong start to the year, Ontario’s real GDP growth moderated through the course of 2023, as the Bank of Canada’s high interest rates weighed on the economy. Real GDP was unchanged in the third quarter of 2023, slowing from gains of 0.6 per cent and 0.4 per cent in the first and second quarters, respectively. Interest-sensitive components such as household consumption and business investment have been particularly impacted by past interest rate increases. Despite this easing of growth in the second half of the year, Ontario real GDP is estimated to have grown 1.2 per cent in 2023.

Chart 2.3

Ontario’s Real GDP Growth Moderated in 2023

Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Consumer Price Inflation

Ontario Consumer Price Index (CPI) inflation has eased significantly to 2.7 per cent (year-over-year) in January 2024 from 7.9 per cent in June 2022. The CPI moderation was largely due to lower energy prices, which declined 4.0 per cent on a year-over-year basis in January 2024, compared to a 37.0 per cent increase in June 2022. Inflation excluding food and energy also moderated to 3.2 per cent in January 2024 from 5.5 per cent in July 2022.

Chart 2.4

Ontario’s Consumer Price Inflation Moderating

Note: Latest data point is January 2024.

Source: Statistics Canada.

121

Chapter 2: Economic Performance and Outlook

Economic Outlook

The Ontario Ministry of Finance regularly consults with private-sector economists while tracking their forecasts to inform the government’s planning assumptions.

Private-sector forecasters, on average, are projecting that Ontario’s real GDP will grow by 0.4 per cent in 2024, 2.0 per cent in 2025, and 2.3 per cent in 2026 and 2027. This is a deterioration in the economic forecast since the 2023 Budget. The Ontario Ministry of Finance’s real GDP projections are set slightly below the average of private-sector forecasts in each year for prudent planning purposes. Three external economic experts reviewed the Ontario Ministry of Finance’s economic planning assumptions and found them to be reasonable.1

Table 2.3

Private-Sector Forecasts for Ontario Real GDP Growth

(Per Cent)

	2024	2025	2026	2027
BMO Capital Markets (January)	0.4	2.3	–	–
Central 1 Credit Union (January)	0.8	2.1	–	–
CIBC Capital Markets (January)	0.3	1.8	–	–
The Conference Board of Canada (January)	0.6	2.3	2.6	2.5
Desjardins Group (January)	(0.1)	2.1	–	–
Laurentian Bank Securities (January)	0.4	2.0	–	–
National Bank of Canada (December)	(0.4)	1.5	–	–
Quantitative Economic Decisions, Inc. (January)	1.2	0.5	1.6	1.7
Royal Bank of Canada (December)	0.2	2.3	–	–
Scotiabank (December)	0.5	2.6	–	–
Stokes Economics (January)	0.5	2.2	2.6	2.8
TD Bank Group (January)	0.3	1.5	2.0	2.0
University of Toronto (January)	0.0	2.5	2.8	2.6
Private-Sector Survey Average	0.4	2.0	2.3	2.3
Ontario’s Planning Assumption	0.3	1.9	2.2	2.2

Sources: Ontario Ministry of Finance Survey of Forecasters (January 25, 2024) and Ontario Ministry of Finance.

[1]	The three experts are from the Policy and Economic Analysis Program at the University of Toronto; Quantitative Economic Decisions, Inc. (QEDinc.); and Stokes Economics Consulting, Inc.

Chapter 2: Economic Performance and Outlook

Private-sector forecasters, on average, are projecting that Ontario’s nominal GDP will grow by 2.8 per cent in 2024, 4.0 per cent in 2025, 4.4 per cent in 2026 and 4.2 per cent in 2027. The Ontario Ministry of Finance’s nominal GDP projections are set slightly below the average of private-sector forecasts in each year for prudent planning purposes.

Table 2.4

Private-Sector Forecasts for Ontario Nominal GDP Growth

(Per Cent)

	2024	2025	2026	2027
BMO Capital Markets (January)	3.0	4.2	–	–
Central 1 Credit Union (January)	3.2	3.6	–	–
CIBC Capital Markets (January)	2.2	4.1	–	–
The Conference Board of Canada (January)	3.1	4.6	4.7	4.6
Desjardins Group (January)	1.4	3.6	–	–
Laurentian Bank Securities (January)	2.7	4.1	–	–
National Bank of Canada (December)	1.4	3.1	–	–
Quantitative Economic Decisions, Inc. (January)	5.5	3.7	3.5	2.6
Royal Bank of Canada (December)	2.1	3.7	–	–
Scotiabank (December)	3.0	4.4	–	–
Stokes Economics (January)	2.8	4.6	4.8	5.0
TD Bank Group (January)	3.2	3.5	4.0	4.0
University of Toronto (January)	2.7	4.5	4.9	4.7
Private-Sector Survey Average	2.8	4.0	4.4	4.2
Ontario’s Planning Assumption	2.7	3.9	4.3	4.1

Sources: Ontario Ministry of Finance Survey of Forecasters (January 25, 2024) and Ontario Ministry of Finance.

123

Chapter 2: Economic Performance and Outlook

The Ontario Ministry of Finance estimates that Ontario nominal GDP increased by 4.1 per cent in 2023, largely reflecting continued elevated GDP inflation coupled with moderate growth in real GDP. Nominal GDP growth is projected to slow in 2024 and then is projected to accelerate over the outlook period.

Chart 2.5

Ontario Nominal GDP Growth Projected to Moderate

e = estimate.

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024.

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Global Economic Environment

The global economic growth outlook for 2024 has improved slightly as growth in several countries, notably the United States, has been resilient despite significant monetary policy tightening by key central banks over the past two years to address elevated price inflation. The International Monetary Fund projects global real GDP growth of 3.1 per cent in 2024, up from the 2.9 per cent forecast in October. For 2025, global real GDP growth is forecast to be 3.2 per cent, unchanged from the October forecast.

Real GDP growth in the United States is projected to ease from 2.5 per cent growth in 2023 to 2.1 per cent in 2024 and 1.7 per cent in 2025, as domestic demand moderates and labour markets adjust to the cumulative impacts of past monetary policy tightening. Euro area real GDP growth is projected to pick up from 0.5 per cent in 2023 to 0.9 per cent in 2024 and 1.7 per cent in 2025, as household spending strengthens, and the region continues to adjust to the energy and other commodity price shocks that followed the Russian invasion of Ukraine in 2022. China’s real GDP growth is forecast to moderate from 5.2 per cent in 2023 to 4.6 per cent in 2024 and 4.1 per cent in 2025, with financial stresses originating from the property sector continuing to weigh on the economy.

Chart 2.6

Global Real GDP Growth Projections

Note: World real GDP growth for 2023 is an estimate, while United States, Euro Area and China real GDP growth rates in 2023 are actuals.

Sources: International Monetary Fund (January 2024) and Blue Chip Economic Indicators (February 2024).

125

Chapter 2: Economic Performance and Outlook

Global supply chains that came under significant pressure during the COVID-19 pandemic have improved significantly over the past two years. The Global Supply Chain Pressure Index (GSCPI) produced by the Federal Reserve Bank of New York shows that supply chain pressures peaked in December 2021. As demand patterns normalized and pressures on production and transportation systems eased, the index subsequently declined. By February 2023, the supply chain pressure index declined below its historical average, reaching a low in May 2023. Global supply chain pressures have since risen but are currently close to their historical average level.

Chart 2.7

Global Supply Chain Pressures Have Eased

Notes: Standard deviation is a measure of variability in data. The more standard deviations an observation is from the average value, the less likely an observation is to occur.

Source: Federal Reserve Bank of New York, Global Supply Chain Pressure Index (January 2024).

Chapter 2: Economic Performance and Outlook

Financial Markets and Other External Factors

Following the fastest pace of policy rate increases since 1981, the Bank of Canada has maintained its policy interest rate at 5.0 per cent since July 2023. The Bank’s current policy rate stands well above the 2.0 to 3.0 per cent range that the Bank considers as its neutral policy interest rate, which is the interest rate consistent with the economy producing at its potential capacity when inflation is at two per cent. The Bank’s current monetary policy stance is helping to moderate CPI inflation but has contributed to slowing economic growth. The Bank projects inflation to remain around three per cent during the first half of 2024 before easing, returning to the two per cent target in 2025.

Chart 2.8

Bank of Canada Raised Policy Interest Rate Significantly

Source: Bank of Canada data.

Most private-sector forecasters expect the Bank of Canada to begin easing policy interest rates in 2024 and continue easing into 2025. Accordingly, the Government of Canada three-month treasury bill rate is expected to moderate from 4.8 per cent in 2023 to 4.4 per cent in 2024 and reach 2.6 per cent by 2026 and 2027. The Government of Canada 10-year bond rate increased from 2.8 per cent in 2022 to 3.3 per cent in 2023 and is expected to moderate to an average of 3.2 per cent in 2024 and 2025. It is then expected to average 3.4 per cent in 2026 and 2027.

127

Chapter 2: Economic Performance and Outlook

Energy prices are expected to remain relatively stable over the projection horizon. West Texas Intermediate (WTI) crude oil prices moderated to US$78 per barrel in 2023, down from US$95 per barrel in 2022. The WTI price is expected to average US$78 between 2024 and 2027. The Canadian dollar is projected to appreciate gradually over the projection period from 74.1 cents US in 2023 to 74.6 cents US in 2024, and average of 77.6 cents US from 2025 to 2027.

Table 2.5

External Factors

	2022	2023	2024p	2025p	2026p	2027p
World Real GDP Growth (Per Cent)	3.5	3.1e	3.1	3.2	3.2	3.1
U.S. Real GDP Growth (Per Cent)	1.9	2.5	2.1	1.7	2.1	1.9
West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	95	78	79	78	77	78
Canadian Dollar (Cents US)	76.8	74.1	74.6	77.6	78.2	77.0
Three-Month Treasury Bill Rate[1] (Per Cent)	2.3	4.8	4.4	3.0	2.6	2.6
10-Year Government Bond Rate[1] (Per Cent)	2.8	3.3	3.2	3.1	3.3	3.5

e = International Monetary Fund estimate.

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024.

[1]	Government of Canada interest rates.

Sources: International Monetary Fund World Economic Outlook (October 2023 and January 2024); U.S. Bureau of Economic Analysis; U.S. Energy Information Administration; Bank of Canada; Blue Chip Economic Indicators (October 2023 and February 2024); and Ontario Ministry of Finance Survey of Forecasters (January 25, 2024).

Chapter 2: Economic Performance and Outlook

Details of Ontario’s Economic Outlook

The Ontario Ministry of Finance projects real GDP to rise by 0.3 per cent in 2024, 1.9 per cent in 2025, and 2.2 per cent in 2026 and in 2027. Nominal GDP is projected to grow by 2.7 per cent in 2024 and accelerate to 3.9 per cent in 2025, 4.3 per cent in 2026 and 4.1 per cent in 2027.

Table 2.6

Ontario’s Economic Outlook

(Per Cent Change)

	2022	2023	2024p	2025p	2026p	2027p
Real Gross Domestic Product	3.9	1.2e	0.3	1.9	2.2	2.2
Nominal Gross Domestic Product	9.2	4.1e	2.7	3.9	4.3	4.1
Compensation of Employees	8.9	6.7e	4.3	4.4	4.1	4.1
Net Operating Surplus — Corporations	(5.9)	(12.6)e	(4.7)	3.5	7.9	6.0
Nominal Household Consumption	13.2	6.0e	3.5	4.1	4.3	4.2
Other Economic Indicators
Employment	4.6	2.4	0.8	1.7	1.4	1.4
Job Creation (000s)	338	183	63	136	114	115
Unemployment Rate (Per Cent)	5.6	5.7	6.7	6.6	6.4	6.2
Consumer Price Index	6.8	3.8	2.6	2.0	2.0	2.0
Housing Starts (000s)[1]	96.1	89.3	87.9	92.3	94.4	95.8
Home Resales	(31.9)	(12.3)	4.0	16.0	1.2	1.2
Home Resale Prices	6.7	(6.3)	(0.2)	3.1	4.0	4.0
Key External Variables
U.S. Real Gross Domestic Product	1.9	2.5	2.1	1.7	2.1	1.9
WTI Crude Oil ($US per Barrel)	95	78	79	78	77	78
Canadian Dollar (Cents US)	76.8	74.1	74.6	77.6	78.2	77.0
Three-Month Treasury Bill Rate (Per Cent)[2]	2.3	4.8	4.4	3.0	2.6	2.6
10-Year Government Bond Rate (Per Cent)[2]	2.8	3.3	3.2	3.1	3.3	3.5

e = estimate.

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024.

[1]	Housing starts projection based on private-sector average as of January 25, 2024.
[2]	Government of Canada interest rates.

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2023 and February 2024); U.S. Energy Information Administration; and Ontario Ministry of Finance.

129

Chapter 2: Economic Performance and Outlook

Employment and Household Spending

High interest rates are projected to contribute to an easing in the labour market in early 2024 before improving later in the year. Employment is projected to rise by 0.8 per cent in 2024, slowing from a 2.4 per cent increase in 2023. The slower employment growth, along with continued robust population and labour force growth, is projected to raise the unemployment rate to 6.7 per cent in 2024. The unemployment rate over the outlook period is projected to remain below the recent historical average.

A strengthening economy is projected to boost employment growth to 1.7 per cent in 2025 and 1.4 per cent in both 2026 and 2027. As employment gains increase, the unemployment rate is expected to gradually decline to 6.2 per cent by 2027.

Chart 2.9

Ontario Unemployment Rate to Remain Below Historical Average

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024.

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Slowing demand has helped ease price pressures while population increases have contributed to rising nominal household spending in 2023, which was up 6.0 per cent, after a 13.2 per cent increase in 2022. Despite these strong gains, real spending softened on a per capita basis in 2023 as higher prices and interest costs weighed on household budgets. Canadian household interest payments on debt on a real per capita basis have risen significantly and are at the highest level in over 30 years.

Nominal household spending growth is projected to moderate to 3.5 per cent in 2024 but is expected to accelerate to 4.1 per cent in 2025 as interest rates decrease and the labour market strengthens.

Chart 2.10

Canadian Households Paying More Interest

Notes: Data is seasonally adjusted annual rate. Canada real household debt interest paid per capita is calculated using Canada Consumer Price Index.

Last data point is 2023Q3.

Sources: Statistics Canada and Ontario Ministry of Finance calculations.

131

Chapter 2: Economic Performance and Outlook

Consumer Price Inflation

Following a significant easing in inflationary pressures in 2023, price pressures are projected to continue to moderate in 2024 as high interest rates continue to dampen demand.

For planning purposes, the Ontario Ministry of Finance is projecting CPI inflation to slow from 3.8 per cent in 2023 to 2.6 per cent in 2024, before returning to the Bank of Canada’s inflation rate target of 2.0 per cent in 2025.

However, the future path of CPI inflation is uncertain. Elevated inflation for certain goods and services remains persistent. As well, risks to global supply chains have risen in recent months, impacting shipping costs and delivery times. Private-sector economists have a wide range of views, with forecasts for 2024 inflation ranging from 1.8 per cent to 3.0 per cent.

Chart 2.11

Inflation Projected to Ease

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024.

Sources: Statistics Canada, Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasters.

Chapter 2: Economic Performance and Outlook

Federal carbon tax policy has contributed to inflation. The Bank of Canada has estimated that eliminating the carbon tax could create a one-time drop in inflation of 0.6 percentage points in Canada.2 On April 1, the federal carbon tax is scheduled to increase. According to the Bank of Canada, the planned increase of the carbon tax would raise year-over-year inflation by roughly 0.1 percentage points.3

Housing Supply Progress

Ontario has set a goal of building at least 1.5 million homes by 2031 and has assigned the province’s 50 largest municipalities with housing targets to help meet this goal.

In 2023, the goal was to create 110,000 new homes in Ontario. By year-end, 109,011 new homes were created, or 99 per cent of the target. This included a mix of market housing starts, additional residential units and long-term care beds.

Chart 2.12

Making Progress on Housing Supply

Note: Long-term care beds includes new and upgraded beds.

Sources: Canada Mortgage Housing Corporation, Ontario Ministry of Municipal Affairs and Housing, and Ontario Ministry of Long-Term Care.

[2]	Canada, Parliament, House of Commons, Standing Committee on Finance, Minutes of Proceedings and Evidence, 44th Parliament, 1st Session, No 112 (October 30, 2023).

[3]	Bank of Canada. Monetary Policy Report, (October 2023).

133

Chapter 2: Economic Performance and Outlook

Housing Market

Ontario’s housing market continues to face challenges from elevated interest rates and insufficient supply amid record population increases. See Chapter 1, Section A: Building Ontario for details on how the provincial government is working with other levels of government and industry partners to get more homes built in Ontario.

The Bank of Canada has held its policy interest rate at 5.0 per cent since July 2023. However, the cumulative impact of its rate increases since March 2022 has elevated mortgage costs, which have weighed on Ontario’s housing market activity. The average home price declined 6.3 per cent in 2023 to $872,100, a level on par with that in 2021. Home resales were 12.3 per cent lower in 2023 following a sharp decline of 31.9 per cent in 2022, reaching the lowest volume of sales in more than two decades.

Despite the decline in average home prices, high interest rates have kept mortgage carrying costs at record levels. The average monthly mortgage carrying cost, based on the Ontario average home resale price with a 20 per cent down payment and a 25-year amortization period, was around $4,600 in the last quarter of 2023, well above the previous peak recorded in the late 1980s after adjusting for inflation. This has been a significant contributor to housing-related CPI inflation over the past year.

Chart 2.13

Housing Affordability Impacted by Higher Mortgage Costs

Notes: Real average monthly mortgage carrying cost calculated using Ontario average home resale price and CPI inflation with assumptions of a 20 per cent down payment, 25-year amortization period and 5-year conventional mortgage rates. Last data point is 2023Q4.

Sources: Statistics Canada, Canadian Real Estate Association and Ontario Ministry of Finance calculations.

Chapter 2: Economic Performance and Outlook

Projected population growth and moderating mortgage interest rates are expected to boost housing market activity over the projection period. The average home resale price in Ontario is projected to decline 0.2 per cent in 2024 before growing 3.1 per cent in 2025 and 4.0 per cent in 2026. Home resales are projected to grow 4.0 per cent in 2024, 16.0 per cent in 2025 and 1.2 per cent in 2026.

Chart 2.14

Housing Market Projected to Rebound

Sources: Canadian Real Estate Association and Ontario Ministry of Finance.

135

Chapter 2: Economic Performance and Outlook

Risks to the Outlook

Consumer price inflation has continued to ease in many jurisdictions, but measures of core inflation, which adjust for more volatile components, remain elevated. The outlook for inflation remains a key source of uncertainty for the global economy as well as for Canada and Ontario. Although several major central banks, including the Bank of Canada and the U.S. Federal Reserve, have signalled that they have likely concluded their recent cycles of interest rate increases, a significant downside risk is that they may maintain higher interest rates for longer if they judge it necessary to ensure the return of inflation to the target rate. Conversely, an upside risk for the economy is that inflation normalizes more rapidly than expected, allowing for a quicker easing of monetary policy.

Economic growth in the United States has proven surprisingly resilient in the face of significant monetary policy tightening, including strong consumer demand and buoyant labour markets. Continued economic resilience in the United States represents an upside risk to the Ontario economy, notably for growth in Ontario exports. However, the economy in the United States is exposed to significant risks as the cumulative impact of past interest rate rises are expected to weigh on aggregate demand. There is also a risk of fiscal consolidation, as ongoing sizable fiscal deficits have raised federal government debt in the United States to high levels.

Geopolitical developments continue to pose a significant risk to the economic outlook. Global conflicts continue to disrupt commodity markets and pose risks to supply chains. In addition, rising trade tensions are continuing to weigh on international trade in goods and services, which could impact Ontario’s key trading relationships in North America.

Table 2.7 displays current estimates of the impact of sustained changes in key external factors on Ontario’s real GDP planning assumptions, assuming other external factors remain unchanged. The relatively wide range of estimated impacts reflects the uncertainty regarding how the economy could respond to these changes in external conditions.

Table 2.7

Impact of Sustained Changes in Key External Factors on Real GDP Growth

(Percentage Point Change)

Change in Real GDP Growth
	First Year	Second Year
Canadian Dollar Appreciates by Five Cents US	(0.1) to (0.7)	(0.2) to (0.8)
Crude Oil Prices Increase by $10 US per Barrel	(0.1) to (0.3)	(0.1) to (0.3)
U.S. Real GDP Growth Increases by One Percentage Point	+0.2 to +0.6	+0.3 to +0.7
Canadian Interest Rates Decrease by One Percentage Point	+0.1 to +0.5	+0.2 to +0.6

Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Economic Outlook Scenarios

To provide more transparency about the province’s economic outlook amid the elevated degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios that the economy could take over the next few years. These alternative scenarios should not be considered the best case or the worst case, but reasonable possible outcomes in this period of uncertainty.

Table 2.8

Ontario Real GDP Growth Scenarios

(Per Cent)

	2024p	2025p	2026p	2027p
Faster Growth Scenario	1.4	2.6	2.5	2.5
Planning Projection	0.3	1.9	2.2	2.2
Slower Growth Scenario	(0.6)	1.4	2.1	2.1

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024, and alternative scenarios.

Source: Ontario Ministry of Finance.

Table 2.9

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2024p	2025p	2026p	2027p
Faster Growth Scenario	4.5	4.7	4.8	4.6
Planning Projection	2.7	3.9	4.3	4.1
Slower Growth Scenario	1.1	3.3	4.0	3.8

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024, and alternative scenarios.

Source: Ontario Ministry of Finance.

By 2027, the level of real GDP in the Faster Growth scenario is 2.4 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of real GDP is 1.6 per cent lower. The nominal GDP scenarios show a wider range of outcomes over the next several years compared to the real GDP scenarios, due largely to heightened near-term uncertainty around GDP inflation. By 2027, the level of nominal GDP in the Faster Growth scenario is 3.5 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of nominal GDP is 2.7 per cent lower.

137

Chapter 2: Economic Performance and Outlook

Chart 2.15

Range of Ontario GDP Scenario Forecasts

e = estimate.

p = Ontario Ministry of Finance planning projection based on external sources as of January 25, 2024 and alternative scenarios.

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Transparent Reporting on the Economy

The Ontario Economic Accounts provide a comprehensive overall assessment of the performance of Ontario’s economy. Private-sector economists use this to assess the current state of the province’s economy and as a basis for updating their forecasts. The Ontario Economic Accounts help inform the government’s economic and revenue forecasts, providing a key foundation for Ontario’s fiscal plan.

The Fiscal Sustainability, Transparency and Accountability Act, 2019 states that the quarterly Ontario Economic Accounts shall be released within 45 days after the Statistics Canada release of the National Income and Expenditure Accounts.

In compliance with the legislation, the quarterly Ontario Economic Accounts will be released according to the schedule outlined in Table 2.10.

Table 2.10

Ontario Economic Accounts Release Dates

Reference Period	Expected Statistics Canada Release of National Income and Expenditure Accounts	Corresponding Deadline for Release of Ontario Economic Accounts
Fourth quarter (October-December) 2023	February 29, 2024	By April 12, 2024
First quarter (January-March) 2024	May 31, 2024	By July 15, 2024
Second quarter (April-June) 2024	August 30, 2024	By October 15, 2024
Third quarter (July-September) 2024	November 29, 2024	By January 13, 2025
Fourth quarter (October-December) 2024	February 28, 2025	By April 14, 2025

Sources: Statistics Canada and Ontario Ministry of Finance.

139

Chapter 2: Economic Performance and Outlook

Chapter 3 Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Introduction

With economic headwinds weighing on household and government finances, it is more important than ever to continue investing in Ontario’s Plan to Build and to keep costs down and taxes low. While Ontario’s economy has remained resilient, it is expected to reflect continued but slower growth in 2024, compared to the projection in the 2023 Budget.

This slower projected growth and other factors beyond the provincial government’s control — such as lower tax assessments and the federal government’s cap on international student study permit applications — have put new pressures on government finances. But the government will not stop investing in growth, infrastructure, economic development and communities across Ontario, and will also not raise taxes or fees at a time when families and businesses are struggling.

For 2023–24, the government is projecting a deficit of $3.0 billion. Over the medium term, the government is projecting deficits of $9.8 billion in 2024–25 and $4.6 billion in 2025–26, before reaching a surplus of $0.5 billion in 2026–27. The government’s plan retains a path to balance the budget despite a fiscal deterioration relative to the outlooks in Ontario’s 2023 Budget and the fall 2023 Ontario Economic Outlook and Fiscal Review.

143

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

A strong federal–provincial partnership is also key to Ontario’s long-term fiscal sustainability. While Ontario and the federal government have recently achieved agreements on health funding, Ontario continues to make new investments in critical health services while also facing increased cost pressures. More is needed to be done to ensure the Canada Health Transfer provides adequate funding going forward. In addition, with significant new infrastructure investments announced in Ontario’s 2024 Budget, Ontario is calling on the Government of Canada to build on these actions to support municipalities and to get shovels in the ground on housing-enabling infrastructure.

Table 3.1

Fiscal Summary

($ Billions)

	Actual 2022–23	Interim[1] 2023–24	Medium-Term Outlook
			2024–25	2025–26	2026–27
Revenue	192.9	204.3	205.7	217.4	226.6
Expense
Programs	186.4	194.5	200.6	205.8	208.9
Interest on Debt	12.4	12.8	13.9	14.7	15.2
Total Expense	198.8	207.3	214.5	220.6	224.1
Surplus/(Deficit) Before Reserve	(5.9)	(3.0)	(8.8)	(3.1)	2.5
Reserve	–	–	1.0	1.5	2.0
Surplus/(Deficit)	(5.9)	(3.0)	(9.8)	(4.6)	0.5
Net Debt as a Per Cent of GDP	38.2%	38.0%	39.2%	39.5%	39.1%
Net Debt as a Per Cent of Revenue	207.6%	203.0%	213.5%	211.4%	209.4%
Interest on Debt as a Per Cent of Revenue	6.4%	6.3%	6.8%	6.8%	6.7%

1 Interim represents the 2024 Budget projection for the 2023–24 fiscal year.

Notes: Numbers may not add due to rounding. Interim and medium-term outlook primarily reflect information available as of February 28, 2024.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

2023–24 Interim1 Fiscal Performance

Ontario’s 2023–24 deficit is projected to be $3.0 billion — $1.7 billion higher than the outlook published in the 2023 Budget but $2.6 billion lower than the outlook published in the 2023 Ontario Economic Outlook and Fiscal Review. It is also $1.6 billion lower than the outlook published in the 2023–24 Third Quarter Finances.

The 2024 Budget is projecting revenues in 2023–24 to be $204.3 billion — slightly lower than forecast in the 2023 Budget. Declines in taxation revenue and Government of Canada transfers are mostly offset by gains in net income from Government Business Enterprises and Other Non-Tax Revenue.

Program expense is projected to be $194.5 billion, $3.8 billion higher than the 2023 Budget forecast.

Ontario is forecast to pay $12.8 billion in interest costs in 2023–24 — lower than the forecast in the 2023 Budget, mainly due to lower than projected borrowing costs. At 38.0 per cent, the net debt-to-GDP ratio in 2023–24 is forecast to be 0.2 percentage point higher than in the 2023 Budget, primarily due to a modestly higher than forecast deficit and investments in infrastructure.

[1] Defining Interim

Interim represents the 2024 Budget projection for the 2023–24 fiscal year and is subject to change as actual provincial revenue and expense are finalized in the Public Accounts of Ontario 2023–2024, to be released no later than September 27, 2024.

The 2023 Budget also included a $1.0 billion reserve in 2023–24 to protect the fiscal plan against unforeseen adverse changes in Ontario’s revenue and expense forecasts. The reserve was not required at fiscal year-end and has been drawn down to zero at interim, reducing the deficit further.

Table 3.2

2023–24 In-Year Fiscal Performance

($ Millions)

	2023 Budget	Interim[1] 2023–24	In-Year Change
Revenue	204,367	204,336	(32)
Expense
Programs	190,622	194,470	3,848
Interest on Debt	14,058	12,843	(1,215)
Total Expense	204,680	207,313	2,633
Surplus/(Deficit) Before Reserve	(313)	(2,977)	(2,665)
Reserve	1,000	–	(1,000)
Surplus/(Deficit)	(1,313)	(2,977)	(1,665)
[1]	Interim represents the 2024 Budget projection for the 2023–24 fiscal year.

Notes: Numbers may not add due to rounding. Interim and medium-term outlook primarily reflect information available as of February 28, 2024.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

145

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Revenue Update

The 2023–24 total revenue outlook is $204.3 billion — slightly lower than projected in the 2023 Budget. Since the release of the most recent update as part of the 2023–24 Third Quarter Finances, total revenue is projected to increase by $1.6 billion due to higher Taxation Revenue, Other Non-Tax Revenue and Net Income from Government Business Enterprises, after factoring in a decline in Government of Canada Transfers.

Table 3.3

Summary of 2023–24 Revenue Changes Since the 2023 Budget

($ Millions)

		Interim[1] 2023–24
2023 Budget Total Revenue		204,367

Revenue Changes in the 2023–24 First Quarter Finances		0.2

Revenue Changes in the 2023 Ontario Economic Outlook and Fiscal Review		(2,566)

Revenue Changes in the 2023–24 Third Quarter Finances		942

Revenue Changes Since the 2023–24 Third Quarter Finances
Corporations Tax	2,410
Electricity Payments in Lieu of Taxes	(9)
Personal Income Tax	(1,281)
Total Taxation Revenue		1,119
Government of Canada Transfers		(394)
Government Business Enterprises		475
Other Non-Tax Revenue		392
Total Revenue Changes Since the 2023–24 Third Quarter Finances		1,592

Total Revenue Changes Since the 2023 Budget		(32)

2024 Budget Total Revenue Outlook		204,336
[1]	Interim represents the 2024 Budget projection for the 2023–24 fiscal year.

Notes: Numbers may not add due to rounding. Interim and medium-term outlook primarily reflect information available as of February 28, 2024.

Source: Ontario Ministry of Finance.

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

The forecast for Total Taxation Revenue has increased by $1,119 million compared to the 2023–24 Third Quarter Finances. Key changes in the taxation revenue outlook include:

•	Corporations Tax revenue projections increased by $2,410 million, mainly due to a stronger than expected corporate profit outlook than anticipated mid-way through 2023–24;

•	Electricity Payments in Lieu of Taxes (PILs) revenue projections decreased by $9 million, reflecting a lower Municipal Electricity Utilities PILs forecast; and

•	Personal Income Tax revenue projections decreased by $1,281 million, reflecting anticipated weaker taxable income growth for 2023.

Government of Canada Transfers projections decreased by $394 million, mainly due to a reprofiling of funding under the Canada-wide Early Learning and Child Care Agreement and Investing in Canada Infrastructure Program.

Net income from Government Business Enterprises projections increased by $475 million, due to a higher forecast for income from Ontario Power Generation (OPG) reflecting a revised consolidation adjustment under International Financial Reporting Standards (IFRS).

Other Non-Tax Revenues projections increased by $392 million, largely due to higher revenue resulting from recoveries of prior-year expenditures and updates from consolidated government organizations.

147

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Expense Update

Since the release of the 2023 Budget, the government has made targeted investments throughout the fiscal year to continue to make progress on Ontario’s Plan to Build while also investing in critical public services. The 2023–24 total expense outlook is $207.3 billion, $2.6 billion higher than the 2023 Budget.

Since the release of the most recent update as part of the 2023–24 Third Quarter Finances, the total program expense projection has increased by $1.1 billion, primarily due to compensation costs and higher than forecasted ministry spending.

Table 3.4

Summary of 2023–24 Expense Changes Since the 2023 Budget

($ Millions)

		Interim[1] 2023–24
2023 Budget Total Expense		204,680

Total Expense Changes in the 2023–24 First Quarter Finances		0.2

Total Expense Changes in the 2023 Ontario Economic Outlook and Fiscal Review		1,734

Total Expense Changes in the 2023–24 Third Quarter Finances		(136)

Program Expense Changes Since the 2023–24 Third Quarter Finances

Health Sector	1,581
Education Sector[2]	1,881
Postsecondary Education Sector	(116)
Children, Community and Social Services Sector	44
Justice Sector	638
Other Programs	(2,945)
Total Program Expense Changes Since the 2023–24 Third Quarter Finances		1,081
Interest on Debt Change Since the 2023–24 Third Quarter Finances		(46)
Total Expense Changes Since the 2023–24 Third Quarter Finances		1,035

Total Expense Changes Since the 2023 Budget		2,633

2024 Budget Total Expense Outlook		207,313

1 Interim represents the 2024 Budget projection for the 2023–24 fiscal year.

2 Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Notes: Numbers may not add due to rounding. Interim and medium-term outlook primarily reflect information available as of February 28, 2024.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

The following program expense changes are projected since the release of the 2023–24 Third Quarter Finances:

•

Health sector expense is projected to be $1,581 million higher, primarily to address pressures related to compensation costs, including Bill 124 remedy settlements, and other health services, such as utilization-driven programs like OHIP and the Ontario Public Drug Programs.

•

Education sector expense is projected to be $1,881 million higher, mainly due to compensation costs, including Bill 124 remedy settlements and arbitration outcomes, and higher than forecasted school board spending.

•	Postsecondary Education sector expense is projected to be $116 million lower, mainly due to updates to forecasted expense in the college sector.

•

Children, Community and Social Services sector expense is projected to be $44 million higher, primarily due to investments in the Ontario Autism Program and compensation costs including Bill 124 remedy settlements.

•

Justice sector expense is projected to be $638 million higher, primarily due to compensation costs including Bill 124 remedy settlements and investments related to essential service delivery in corrections, courts, and coroner and forensic pathology services.

•	Other Programs expense is projected to be a net $2,945 million lower, primarily due to the following key changes:

•	$2,772 million drawdown of the Contingency Fund to offset increases in other sectors;

•

$377 million in lower than forecasted spending for the Ministry of Infrastructure, primarily due to revised implementation timelines for infrastructure projects, including the Investing in Canada Infrastructure Program and the Transit-Oriented Communities Program;

•

$118 million in lower than forecasted spending for the Ministry of Labour, Immigration, Training and Skills Development, mainly due to revised implementation timelines for the Skills Development Fund Capital Stream; and

•

$95 million higher than forecasted spending for the Ministry of Agriculture, Food and Rural Affairs, primarily due to higher uptake from the agricultural sector for demand-driven Business Risk Management programming, driven by various factors such as growing conditions.

Interest on debt expense is projected to be $46 million lower due to a lower projected deficit.

149

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Prudence in 2023–24

The Contingency Fund is maintained to help mitigate expense risks that may adversely affect Ontario’s fiscal performance. For the remainder of 2023–24, the Contingency Fund has a current remaining balance of $0.5 billion, which is available to offset additional expenses that may materialize before the end of the fiscal year.

The 2023 Budget included a reserve of $1.0 billion in 2023–24, which was not required and has been drawn down to zero at interim.

Medium-Term Fiscal Plan

The government is projecting deficits of $9.8 billion in 2024–25, $4.6 billion in 2025–26, and a surplus of $0.5 billion in 2026–27. This outlook reflects the government’s continuing investments in infrastructure, housing, economic development and key public services, while not raising taxes or fees.

Key Changes Since the 2023 Budget

Defining the Medium-Term Outlook Medium term represents the 2024 Budget projection for the Plan year (2024–25), or current year, and the following two fiscal years (2025–26 and 2026–27).
Since the 2023 Budget, revenues have decreased by $7.3 billion in 2024–25 and $8.5 billion 2025–26. This is mainly reflecting lower actual tax assessment information from the federal government and slower economic growth over the outlook period. The financial results of colleges are consolidated into the province’s financial statements. As a result of the federal government’s cap on international student study permit applications for two years, a significant downward revision to Broader Public Sector Colleges revenue is also contributing to the decline in 2024–25 and beyond.

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

The total expense outlook is projected to increase from $207.3 billion in 2023–24 to $220.6 billion in 2025–26. Total expense is projected to be higher than forecast at the time of the 2023 Budget as a result of program expense increases, partially offset by interest on debt savings.

The program expense outlook is projected to be higher by $4.2 billion in 2024–25 and $3.4 billion in 2025–26, compared with the medium-term forecast in the 2023 Budget. This increase reflects the government’s commitment to strengthen communities through investments in health, education, infrastructure, and economic development as well as additional compensation-related costs.

Ontario’s medium-term outlook for interest on debt is currently below the 2023 Budget estimate by $0.5 billion in 2024–25 and $0.3 billion in 2025–26, primarily as a result of lower than projected borrowing costs.

The fiscal plan also includes a reserve of $1.0 billion in 2024–25, $1.5 billion in 2025–26 and $2.0 billion in 2026–27, which aligns with long-run historical reserve levels while maintaining a prudent and flexible fiscal plan.

151

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Medium-Term Revenue Outlook

Total revenue is projected to increase from $204.3 billion in 2023–24 to $226.6 billion in 2026–27, for an average annual growth rate of 3.5 per cent. Revenue growth reflects the Ontario Ministry of Finance’s outlook for economic growth and the key economic drivers that underpin the revenue forecast, which are based on private-sector forecasts.

Table 3.5

Summary of Medium-Term Revenue Outlook

($ Billions)

	Actual 2022–23	Interim[1] 2023–24	Medium-Term Outlook
			2024–25	2025–26	2026–27
Revenue
Personal Income Tax	44.2	50.6	51.9	55.1	58.3
Sales Tax	36.1	39.8	38.8	40.6	42.7
Corporations Tax	27.8	24.2	24.9	26.3	28.0
Ontario Health Premium	4.4	4.9	5.0	5.2	5.4
Education Property Tax	6.0	5.8	5.8	5.9	5.9
All Other Taxes	18.0	17.2	18.2	20.4	21.0
Total Taxation Revenue	136.5	142.5	144.7	153.5	161.3
Government of Canada	31.3	34.8	36.3	37.5	38.7
Income from Government Business Enterprises	6.1	7.3	6.8	8.0	7.8
Other Non-Tax Revenue	19.0	19.8	18.0	18.5	18.8
Total Revenue	192.9	204.3	205.7	217.4	226.6

1 Interim represents the 2024 Budget projection for the 2023–24 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

The primary driver of the forecast for Personal Income Tax (PIT) revenues is the outlook for growth in compensation of employees. Personal Income Tax revenue is projected to grow at an average annual rate of 4.9 per cent between 2023–24 and 2026–27.

The forecast for Sales Tax (ST) revenue is driven by the projection for household consumption spending. Average growth in ST revenue is 2.4 per cent between 2023–24 and 2026–27.

The forecast for Corporations Tax (CT) revenue is driven by the projections of corporate profitability. Corporations Tax revenue is projected to grow at an average annual rate of 5.0 per cent between 2023–24 and 2026–27.

The primary driver of the forecast for Ontario Health Premium revenue is the outlook for growth in compensation of employees. Ontario Health Premium revenue is projected to grow at an average annual rate of 3.5 per cent between 2023–24 and 2026–27.

Education Property Tax revenue is based primarily on the outlook for growth in the property assessment base resulting from new construction activities.

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Revenues from All Other Taxes are projected to increase at an average annual rate of 6.8 per cent between 2023–24 and 2026–27. This includes revenues from the Employer Health Tax; Land Transfer Tax; Beer, Wine and Spirits Taxes; and volume-based taxes such as the Gasoline Tax, Fuel Tax and Tobacco Tax.

The forecast for Government of Canada Transfers is largely based on existing federal–provincial funding agreements and formulas. Federal transfers are projected to increase at an average annual rate of 3.6 per cent between 2023–24 and 2026–27.

The outlook for Income from Government Business Enterprises (GBEs) is based on Ontario Ministry of Finance estimates of net income for Hydro One Ltd. (Hydro One) and projections provided by Ontario Power Generation (OPG), the Ontario Cannabis Store (OCS), the Liquor Control Board of Ontario (LCBO), the Ontario Lottery and Gaming Corporation (OLG) and iGaming Ontario (iGO). Net incomes of GBEs are projected to increase at an average annual rate of 2.2 per cent from 2023–24 to 2026–27.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and agencies. The outlook for Other Non-Tax Revenue is projected to decline at an average annual rate of 1.7 per cent from 2023–24 to 2026–27, largely due to the decrease in third-party revenues from Broader Public Sector Colleges reflecting the federal government’s cap on international student study permit applications for two years, beginning in 2024.

Risks to the Revenue Outlook

There are a variety of risks to the economic planning assumptions underlying the revenue forecast, as outlined in Chapter 2: Economic Performance and Outlook. Table 3.6 highlights some key risks and sensitivities to the 2024–25 revenue forecast that could arise from unexpected changes in economic conditions. These are only estimates; actual results can vary. The risks identified are based on factors that are considered to have the most material impact on the largest revenue sources.

153

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Table 3.6

Selected Economic and Revenue Sensitivities

Economic Factors	Revenue Sources	2024–25 Sensitivities
Nominal GDP	Total Taxation Revenue	$1,080 million revenue change for each percentage point change in nominal GDP growth. This can vary significantly, depending on the composition and source of changes in GDP growth.
Compensation of Employees	Personal Income Tax; Ontario Health Premium; and Employer Health Tax	$723 million revenue change for each percentage point change in growth in compensation of employees.
Household Consumption Expenditures	Sales Tax	$282 million revenue change for each percentage point change in growth of household consumption expenditures.
Net Operating Surplus of Corporations	Corporations Tax	$228 million revenue change for each percentage point change in growth in net operating surplus of corporations.
Housing Resales and Resale Prices	Land Transfer Tax	$37 million revenue change for each percentage point change in growth of either housing resales or resale prices.
Ontario Population Share	Canada Health Transfer	$52 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.
Ontario Population Share	Canada Social Transfer	$17 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.

Source: Ontario Ministry of Finance.

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Economic and Fiscal Outlook Scenarios

To illustrate the potential impacts of elevated economic uncertainty, the Ontario Ministry of Finance has developed two alternative scenarios that the economy could take over the next several years (see Chapter 2: Economic Performance and Outlook for more details). Based on the two alternative nominal GDP growth economic scenarios, two taxation revenue outlook scenarios were developed. The Faster Growth and Slower Growth scenarios each represent a potential path intended to illustrate a broader range of possible outcomes depending on the pace of economic growth, but neither should be considered as the best case or the worst case.

Table 3.7

Ontario’s Taxation Revenue Scenarios

($ Billions)

	2024–25p	2025–26p	2026–27p
Faster Growth Scenario	148.4	159.7	170.0
Planning Projection	144.7	153.5	161.3
Slower Growth Scenario	141.3	147.9	153.9

p = Ontario Ministry of Finance Planning Projection and alternative scenarios based on external sources as of January 25, 2024.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

In the Faster Growth scenario, total taxation revenue over the medium term is $8.7 billion higher in 2026–27 than the Planning Projection, while in the Slower Growth scenario, total taxation revenue is $7.4 billion lower.

In the event that the alternative economic scenarios materialize, as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result.

155

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Under the Faster Growth scenario, the deficit outlook would improve to $6.1 billion in 2024–25, followed by surpluses of $2.0 billion in 2025–26 and $9.7 billion in 2026–27. However, if the Slower Growth scenario materializes, the deficit outlook would deteriorate to $13.3 billion in 2024–25, $10.4 billion in 2025–26 and $7.5 billion in 2026–27.

In these alternative outlook scenarios, program expenses are assumed to be unchanged compared to the medium-term expense outlook and only revenue and interest on debt are adjusted.

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Medium-Term Expense Outlook

The government is committed to strengthening communities through investments in health care, education, infrastructure, and economic development. The total expense outlook is projected to grow from $207.3 billion in 2023–24 to $224.1 billion in 2026–27.

The government continues to invest in programs that serve the people of Ontario. Ontario’s program expense outlook is projected to grow from $194.5 billion in 2023–24 to $208.9 billion in 2026–27 for an average annual growth rate of 2.4 per cent. This also reflects additional compensation-related costs.

Table 3.8

Summary of Medium-Term Expense Outlook

($ Billions)

	Actual 2022–23	Interim[1] 2023–24	Medium-Term Outlook
			2024–25	2025–26	2026–27
Base Programs[2]
Health Sector	75.1	84.5	85.0	88.0	89.9
Education Sector[3]	33.6	36.6	37.6	38.8	39.4
Postsecondary Education Sector	11.7	12.6	12.2	12.5	13.0
Children, Community and Social Services Sector	18.0	19.4	19.9	20.1	20.1
Justice Sector	5.3	6.1	5.9	5.6	5.6
Other Programs	30.1	35.3	40.0	40.9	40.9
Total Base Programs	173.8	194.5	200.6	205.8	208.9
COVID-19 Time-Limited Funding	6.3	–	–	–	–
Other One-Time Expenses	6.3	–	–	–	–
Total Programs	186.4	194.5	200.6	205.8	208.9
Interest on Debt	12.4	12.8	13.9	14.7	15.2
Total Expense	198.8	207.3	214.5	220.6	224.1
[1]	Interim represents the 2024 Budget projection for the 2023–24 fiscal year.
[2]

For presentation purposes in the 2024 Budget, one-time COVID-19-related spending in 2022–23 has been included within COVID-19 Time-Limited Funding. This funding is no longer reported separately, starting 2023–24.

[3]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Highlights of the changes to the program expense outlook over the medium term include the following:

•	Health sector expense is projected to increase from $84.5 billion in 2023–24 to $89.9 billion in 2026–27. The growth is primarily due to investments to:

•	Address the growing demands in the health sector, including funding for hospitals and cancer treatment services to respond to Ontario’s aging and growing population;

•	Support health human resources initiatives to optimize the existing workforce and recruit and retain health care providers;

•	Improve and transform the home and community care sector;

157

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

•	Improve quality of care in the long-term care sector; and

•	Support mental health and addictions services through the Roadmap to Wellness: A Plan to Build Ontario’s Mental Health and Addictions System.

•	Education sector expense is projected to increase from $36.6 billion in 2023–24 to $39.4 billion in 2026–27. Key investments include:

•	Funding to address enrolment growth and support student achievement, including through Ontario’s back to basics learning strategy on reading and math;

•	Continued implementation of the Canada-wide Early Learning and Child Care Agreement to increase access to high-quality affordable child care while reducing average out-of-pocket child care fees; and

•	Supporting commitments consistent with labour agreements reached.

•	Postsecondary Education sector expense is projected to increase from $12.6 billion in 2023–24 to $13.0 billion in 2026–27. This is mainly due to:

•

Increased supports to institutions of $903 million to strengthen postsecondary education in Ontario, including implementing a Postsecondary Education Sustainability Fund to help address immediate financial sustainability challenges;

•

Investments of over $485 million to support Health Human Resources initiatives, including the ongoing expansion of nursing and medical school seats and the Ontario Learn and Stay Grant where students in targeted nursing, paramedic and medical laboratory technologist programs study and work in underserviced communities; and

•	Lower forecasted college sector spending, primarily as a result of the federal government announcement to cap international student study permit applications for two years, beginning in 2024.

•	Children, Community and Social Services sector expense is projected to increase from $19.4 billion in 2023–24 to $20.1 billion in 2026–27. This is mainly due to:

•

$310 million over three years to address increasing operational costs for community organizations that support vulnerable populations, including children in care and those with special needs, people with developmental disabilities, and people who have experienced gender-based violence and human trafficking; and

•

Annual inflation adjustments to core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities Program, which started in July 2023.

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

•	Justice sector expense is projected to decrease from $6.1 billion in 2023–24 to $5.6 billion in 2026–27. Investments in the sector include:

•	One-time funding in 2023–24 for compensation costs, including Bill 124 remedy settlements in the Justice sector;

•	Funding provided in 2023–24 to support essential service delivery in corrections, coroner and forensic pathology services, as well as courts and animal welfare services; and

•

Continuing investments in the Justice sector to protect public safety such as the Guns, Gangs and Violence Reduction Strategy, air support equipment, initiatives to fight auto theft, and the expansion of the Basic Constable Training Program including the elimination of its tuition fees.

•	Other Programs expense is projected to increase from $35.3 billion in 2023–24 to $40.9 billion in 2026–27. Key changes include:

•	$3.3 billion over three years, beginning in 2024–25, as part of the government’s multi-year commitment to provide access to high-speed internet for every community across Ontario by the end of 2025;

•

$2.8 billion over three years, beginning in 2024–25, for strategic investments in industrial support and land development, including Ontario’s auto manufacturing sector and electric vehicle battery production;

•

$1.8 billion over three years, beginning in 2024–25, to help build municipal housing-enabling infrastructure projects through the $1.0 billion new Municipal Housing Infrastructure Program and the enhanced $825 million Housing-Enabling Water Systems Fund; and

•

$200 million over three years, beginning in 2024–25, for the new Community Sport and Recreation Infrastructure Fund to support new facilities and revitalize existing venues for youth and families, while creating good local jobs and supporting economic growth.

The total expense outlook includes Interest on Debt expense, which is projected to increase from $12.8 billion in 2023–24 to $15.2 billion in 2026–27.

159

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Building on the Federal–Provincial Partnership

Governments work best when they work together. In the past year, Ontario and the federal government have made important progress to build Ontario and Canada. Working together, Ontario and the federal government secured major investments across Ontario’s electric vehicle (EV) supply chain and are helping to spur new purpose-built rental housing in Ontario by removing the harmonized sales tax (HST) to support construction. In addition, the federal government has built on the investments Ontario is making to support asylum seekers and provide connected and convenient health care for the people of Ontario.

Going forward, there are more opportunities for collaborative action in building a stronger Ontario. These include joining the Ontario government to support housing-enabling infrastructure, going further to support cities, and growing Ontario’s end-to-end electric vehicle supply chain. As Ontario continues to secure its position as a global leader of responsibly sourced critical minerals, it is important that the federal government supports Ontario through funding and expedited approval processes for all infrastructure that will enable the development of the Ring of Fire.

Ontario is also committed to working with the federal government, provinces and territories on improving Canada’s competitiveness. This includes working together to support skills training for the people of Ontario through the Labour Market Transfer Agreements, which must be modernized and, as a start, maintained at current levels of funding. Effective federal–provincial transfers are also a key component of ensuring sustainable public services and building a stronger Ontario. Building on the recent federal agreements and the initial down payment on health care funding, ensuring adequate, flexible and fair funding through the Canada Health Transfer will continue to be a critical priority. The review mechanisms built into recent agreements lay the groundwork to ensure that they truly reflect the costs and pressures facing Ontario, while helping deliver on shared objectives.

Canada shares a unique economic relationship with the United States, as our closest trading partner, and the largest economy in the world. Ontario remains vigilant in protecting the province’s interests, workers, jobs and investments. Ontario will continue to work both with the federal government and on its own initiative to seek opportunities for increased trade and collaboration through Memoranda of Understanding with key U.S. states on trade and procurement, building supply chains for electric vehicles (EVs), and supporting the Canada–U.S. Joint Action Plan on Critical Minerals Collaboration. It is also imperative that the federal government continue to partner with Ontario to attract strategic EV investments.

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Prudence Built into the Medium-Term Outlook

In keeping with sound fiscal planning practices, Ontario’s revenue outlook is based on prudent economic planning projections, as discussed in Chapter 2: Economic Performance and Outlook. Three external economic experts reviewed the Ontario Ministry of Finance’s economic assumptions and found them to be reasonable.1

The government maintains a responsible and flexible fiscal plan to respond to uncertainty and risks. Ontario incorporates prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in Ontario’s revenue and expense, including those resulting from changes in Ontario’s economic performance.

In addition, the Contingency Fund is maintained to help mitigate expense risks that may adversely affect Ontario’s fiscal performance. The Contingency Fund in 2024–25 is set at $1.5 billion and increases further through the remainder of the medium-term outlook, reflecting the government’s prudent and responsible fiscal planning.

The reserve has been set at $1.0 billion in 2024–25, $1.5 billion in 2025–26 and $2.0 billion in 2026–27. This reflects Ontario’s commitment to maintaining a prudent and flexible fiscal plan.

Risks to the Expense Outlook

Table 3.9 provides a summary of key expense risks and sensitivities that could result from unexpected changes in economic conditions and program demands. A change in these factors could affect total expense and the public sector, causing variances in the overall fiscal forecast. These sensitivities illustrate possible effects on the government’s key programs and can vary, depending on the nature and composition of potential risks.

[1]	The three experts are from the Policy and Economic Analysis Program at the University of Toronto; Quantitative Economic Decisions, Inc. (QEDinc.); and Stokes Economics Consulting, Inc.

161

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Table 3.9

Selected Expense Sensitivities

Program/Sector	2024–25 Assumption	2024–25 Sensitivities
Hospital[1]	Annual growth of 4.0 per cent.	One per cent change in hospital costs: $249.3 million.
Home Care[2]	Approximately 39.8 million hours of personal support services. Approximately 9.8 million nursing and therapy visits and 1.3 million nursing shifts.	One per cent change in hours of personal support services: approximately $19.5 million. One per cent change in all nursing and therapy visits: approximately $12.8 million.
Elementary and Secondary Schools	Approximately 2.066 million average daily pupil enrolment.	One per cent enrolment change: approximately $176 million.
Ontario Works	263,748 average annual caseload.	One per cent caseload change: approximately $30 million.
Ontario Disability Support Program	376,462 average annual caseload.	One per cent caseload change: approximately $63 million.
Interest on Debt	Average cost of borrowing in 2024–25 is forecast to be 4.0 per cent.	In the first full year, the impact of a 100 basis-point change in borrowing rates: approximately $700 million.
[1]	Hospital costs are based on hospital operating transfer payments and exclude one-time funding, consolidations and arbitrated wage settlements.
[2]	Home Care statistics are based on a combination of 2022–23 and 2023–24 data and estimates.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Transparency and Risks

The government continues to be transparent about the state of Ontario’s finances. This principle is reflected in the Fiscal Sustainability, Transparency and Accountability Act, 2019, which stipulates that Ontario’s fiscal policy should be clearly articulated and information about it should be readily available to the public without charge.

To ensure a reasonable and prudent economic forecast, the government’s key economic planning projections are set below the average of private-sector forecasts in each year. While the planning assumptions for economic growth are reasonable and prudent, the Ontario Ministry of Finance has also developed Faster Growth and Slower Growth scenarios to provide greater transparency around a broader range of possible outcomes depending on the pace of Ontario’s economic growth amid heightened economic uncertainty.

As a matter of transparent fiscal management, financial pressures are monitored throughout the fiscal year with the goal of ensuring value for taxpayer dollars through the use of robust and prudent methodologies to develop forecasts. Other important risk management tools include closely tracking the pace of implementation of initiatives and proactively identifying emerging program and policy risks. Comprehensive analysis of known pressures informs the fiscal planning processes, including the development of plans to mitigate and manage fiscal pressures, as well as maintaining adequate contingencies as part of the medium-term fiscal projections. The fiscal plan also incorporates the impact of the Bill 124 court decision on compensation-related costs.

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether future events will result in actual liabilities for Ontario is beyond the direct control of the government. For example, losses could result from legal settlements, a call on a loan or funding guarantees. While a Contingency Fund is included in the fiscal plan to help mitigate expense risks, until there exists certainty around the likelihood and costs of these future events, these risks are not included in the government’s fiscal plan. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in Ontario’s financial statements. Any significant contingent liabilities related to the 2023–24 fiscal year will be disclosed as part of the Public Accounts of Ontario 2023–2024, to be released no later than September 27, 2024.

163

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Details of Ontario’s Finances

Table 3.10

Total Revenue

($ Millions)
	Actual 2021–22	Actual 2022–23	Interim[1] 2023–24	Plan 2024–25
Taxation Revenue
Personal Income Tax	46,750	44,209	50,593	51,936
Sales Taxes	30,357	36,092	39,762	38,832
Corporations Tax	25,227	27,791	24,179	24,915
Education Property Tax	5,713	5,991	5,755	5,831
Employer Health Tax	7,223	7,797	8,364	8,720
Ontario Health Premium	4,414	4,445	4,918	5,014
Gasoline Tax	2,202	2,103	1,664	1,953
Land Transfer Tax	5,827	4,443	3,739	3,881
Tobacco Tax	927	864	827	771
Fuel Tax	771	571	499	623
Beer, Wine and Spirits Taxes	624	600	599	576
Electricity Payments in Lieu of Taxes	666	674	535	536
Ontario Portion of the Federal Cannabis Excise Duty	215	310	344	379
Other Taxes	759	627	673	720
	131,675	136,518	142,452	144,687
Government of Canada
Canada Health Transfer	16,731	17,525	19,277	20,256
Canada Social Transfer	6,003	6,178	6,404	6,576
Equalization	–	–	421	576
Infrastructure Programs	562	769	1,075	1,185
Labour Market Programs	1,476	1,181	1,148	904
Social Housing Agreement	305	263	218	174
Other Federal Payments	5,091	4,817	5,739	6,098
Direct Transfers to Broader Public Sector Organizations	439	530	481	482
	30,607	31,264	34,764	36,252
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,543	2,457	2,546	2,450
Ontario Power Generation Inc./Hydro One Ltd.	2,151	850	1,973	1,314
Ontario Lottery and Gaming Corporation	1,561	2,505	2,351	2,623
Ontario Cannabis Store	186	234	242	225
iGaming Ontario	–	87	162	174
	6,441	6,133	7,274	6,786

continued

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Table 3.10

Total Revenue (continued)

($ Millions)
	Actual 2021–22	Actual 2022–23	Interim[1] 2023–24	Plan 2024–25
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	9,688	11,492	11,737	10,239
Vehicle and Driver Registration Fees[2]	33	1,251	1,190	1,181
Miscellaneous Other Non-Tax Revenue	2,628	2,149	2,392	2,000
Other Fees and Licences	1,237	1,438	1,698	1,657
Sales and Rentals	1,046	1,227	1,388	1,546
Reimbursements	1,233	1,031	1,112	1,002
Royalties	468	335	289	295
Power Supply Contract Recoveries	67	48	39	44
Net Reduction of Power Purchase Contracts	5	–	–	–
	16,405	18,972	19,845	17,965
Total Revenue	185,128	192,887	204,336	205,690
[1]	Interim represents the 2024 Budget projection for the 2023–24 fiscal year.
[2]	Vehicle and Driver Registration Fees in 2021–22 reflect the elimination and rebate of eligible licence plate renewal fees paid since March 1, 2020.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

165

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Table 3.11

Total Expense1,2

($ Millions)
Ministry Expense	Actual 2021–22	Actual 2022–23	Interim[3] 2023–24	Plan 2024–25
Agriculture, Food and Rural Affairs (Base)	284	300	352	378.2
Demand-Driven Risk Management and Time-Limited Programs	358	502	577	477.5
COVID-19 Time-Limited Funding[4]	32	30	–	–
Agriculture, Food and Rural Affairs (Total)	674	832	929	855.7
Attorney General (Base)	1,615	1,783	1,950	1,960.5
Statutory Appropriations — Crown Liability and Proceedings Act, 2019	49	79	36	–
Bad Debt Expense	7	30	25	5.3
Compensation Settlements	–	–	81	–
COVID-19 Time-Limited Funding[4]	145	31	–	–
Attorney General (Total)	1,816	1,923	2,092	1,965.8
Board of Internal Economy (Base)	283	392	321	320.4
COVID-19 Time-Limited Funding[4]	2	0	–	–
Board of Internal Economy (Total)	284	392	321	320.4
Children, Community and Social Services (Base)	16,717	17,991	19,438	19,925.7
COVID-19 Time-Limited Funding[4]	293	48	–	–
Children, Community and Social Services (Total)	17,010	18,039	19,438	19,925.7
Citizenship and Multiculturalism (Base)	33	54	70	70.7
Time-Limited Investments	–	–	21	–
COVID-19 Time-Limited Funding[4]	3	2	–	–
Citizenship and Multiculturalism (Total)	36	56	90	70.7
Colleges and Universities (Base)[5]	9,542	10,714	11,244	10,818.8
Student Financial Assistance	954	1,019	1,332	1,370.3
COVID-19 Time-Limited Funding[4]	117	32	–	–
Colleges and Universities (Total)	10,614	11,764	12,576	12,189.1
Economic Development, Job Creation and Trade (Base)	164	167	189	193.0
Tax Credits for Business Investment and Research and Development[6]	258	299	537	550.9
Tax Credits for Business Investment and Research and Development — Amounts Related to Prior Years	46	22	18	–
Time-Limited Investments	157	540	609	1,935.6
COVID-19 Time-Limited Funding[4]	360	46	–	–
Economic Development, Job Creation and Trade (Total)	985	1,074	1,352	2,679.5
Education (Base)	28,893	32,357	35,063	37,605.6
Teachers’ Pension Plan	1,610	1,661	1,653	1,700.0
Compensation Settlements	–	1,266	1,532	–
COVID-19 Time-Limited Funding[4]	1,060	918	–	–
Education (Total)	31,563	36,202	38,248	39,305.6
Energy (Base)	240	254	329	316.7
Electricity Cost-Relief Programs	6,313	5,844	6,120	7,336.1
COVID-19 Time-Limited Funding[4]	274	2	–	–
Energy (Total)	6,827	6,100	6,448	7,652.9
Environment, Conservation and Parks (Base)	687	727	835	860.4
One-Time Accounting Adjustment for Contaminated Sites	–	–	80	–
COVID-19 Time-Limited Funding[4]	16	17	–	–
Environment, Conservation and Parks (Total)	703	743	915	860.4

continued…

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Table 3.11

Total Expense1,2 (continued)

($ Millions)
Ministry Expense	Actual 2021–22	Actual 2022–23	Interim[3] 2023–24	Plan 2024–25
Executive Offices (Base)	49	55	68	66.8
COVID-19 Time-Limited Funding[4]	2	0	–	–
Executive Offices (Total)	51	55	68	66.8
Finance (Base)	759	799	906	969.3
Investment Management Corporation of Ontario[7]	210	245	296	312.7
Ontario Municipal Partnership Fund	502	501	502	501.9
Temporary and Other Local Assistance	21	21	68	41.0
Power Supply Contract Costs	67	48	39	43.7
Time-Limited Investments	–	174	119	–
COVID-19 Time-Limited Funding[4]	231	0	–	–
Finance (Total)	1,789	1,789	1,930	1,868.6
Francophone Affairs (Base)	7	7	8	8.6
Time-Limited Investments	–	1	–	4.7
COVID-19 Time-Limited Funding[4]	2	–	–	–
Francophone Affairs (Total)	9	8	8	13.3
Health (Base)	64,285	67,872	74,638	75,636.4
Compensation Settlements	–	970	2,080	–
Health (Total)[8]	64,285	68,842	76,717	75,636.4
COVID-19 Health Response[9]	6,167	3,331	–	–
Indigenous Affairs (Base)	85	111	134	137.0
One-Time Investments Including Settlements	152	6,273	17	–
COVID-19 Time-Limited Funding[4]	4	1	–	–
Indigenous Affairs (Total)	241	6,384	151	137.0
Infrastructure (Base)	192	170	454	856.0
Federal–Provincial Infrastructure Programs	267	303	366	414.5
High-Speed Internet	75	328	316	1,376.9
Waterfront Toronto Revitalization (Port Lands Flood Protection)	156	25	25	30.2
Municipal Infrastructure Program Investments	399	396	393	672.1
Realty	1,174	1,195	1,198	1,340.8
COVID-19 Time-Limited Funding[4]	10	–	–	–
Infrastructure (Total)	2,272	2,416	2,753	4,690.5
Labour, Immigration, Training and Skills Development (Base)	102	202	248	256.1
Training Tax Credits (Co-operative Education and Apprenticeship Training)[10]	105	86	116	113.9
Demand-Driven Employment and Training Programs	1,016	1,269	1,294	1,268.3
Time-Limited Investments	–	–	13	–
COVID-19 Time-Limited Funding[4]	794	310	–	–
Labour, Immigration, Training and Skills Development (Total)	2,017	1,866	1,670	1,638.3
Long-Term Care (Total)[11]	5,301	6,305	7,750	9,324.6
Mines (Base)	135	147	191	209.1
One-Time Accounting Adjustment for Contaminated Sites	183	86	334	–
Mines (Total)	318	233	525	209.1
continued...

167

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Table 3.11

Total Expense1,2 (continued)

($ Millions)
Ministry Expense	Actual 2021–22	Actual 2022–23	Interim[3] 2023–24	Plan 2024–25
Municipal Affairs and Housing (Base)	486	564	779	785.0
Time-Limited Investments	351	404	764	1,099.4
Social Housing Agreement — Payments to Service Managers[12]	281	206	194	168.8
COVID-19 Time-Limited Funding[4]	330	390	–	–
Municipal Affairs and Housing (Total)	1,447	1,563	1,738	2,053.2
Natural Resources and Forestry (Base)	605	613	666	680.2
Emergency Forest Firefighting	237	95	216	135.0
Compensation Settlements	–	–	26	–
COVID-19 Time-Limited Funding[4]	12	2	–	–
Natural Resources and Forestry (Total)	855	710	907	815.1
Northern Development (Base)	605	661	719	762.3
COVID-19 Time-Limited Funding[4]	41	–	–	–
Northern Development (Total)	646	661	719	762.3
Public and Business Service Delivery (Base)[13]	613	963	1,131	743.0
COVID-19 Time-Limited Funding[4]	141	201	–	–
Public and Business Service Delivery (Total)	754	1,165	1,131	743.0
Seniors and Accessibility (Base)	53	63	65	66.3
Seniors Tax Credits (Home Safety and Care at Home)	30	164	108	119.4
COVID-19 Time-Limited Funding[4]	43	11	–	–
Seniors and Accessibility (Total)	127	237	173	185.6
Solicitor General (Base)	2,981	3,375	3,765	3,912.6
Compensation Settlements	–	–	233	–
COVID-19 Time-Limited Funding[4]	150	96	–	–
Solicitor General (Total)	3,131	3,472	3,998	3,912.6
Tourism, Culture and Sport (Base)	833	829	840	870.2
Time-Limited Investments	–	–	–	50.0
Ontario Cultural Media Tax Credits	693	833	841	1,034.4
Ontario Cultural Media Tax Credits — Amounts Related to Prior Years	84	51	89	–
COVID-19 Time-Limited Funding[4]	257	200	–	–
Tourism, Culture and Sport (Total)	1,868	1,913	1,770	1,954.7
Transportation (Base)	4,854	5,547	6,388	6,390.4
Federal–Provincial Infrastructure Programs	557	477	743	708.4
Time-Limited Investments	–	–	729	–
Compensation Settlements	–	–	25	–
COVID-19 Time-Limited Funding[4]	369	609	–	–
Transportation (Total)	5,780	6,633	7,885	7,098.7
continued...

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Table 3.11

Total Expense1,2 (continued)

($ Millions)
Ministry Expense	Actual 2021–22	Actual 2022–23	Interim[3] 2023–24	Plan 2024–25
Treasury Board Secretariat (Base)[13]	315	476	633	918.1
Employee and Pensioner Benefits	2,633	1,178	1,035	1,223.5
Operating Contingency Fund	–	–	500	1,405.4
Capital Contingency Fund	–	–	–	100.0
COVID-19 Time-Limited Funding[4]	2	0	–	–
Treasury Board Secretariat (Total)	2,950	1,654	2,168	3,647.0
Interest on Debt[14]	12,583	12,389	12,843	13,913.0
Total Expense	183,103	198,750	207,313	214,495.9
[1]	Numbers reflect current ministry structure.
[2]	Ministry expenses have been restated for reclassification and program transfer changes. These changes are fiscally neutral. The actual results are presented on a similar basis for consistency.
[3]	Interim represents the 2024 Budget projection for the 2023–24 fiscal year.
[4]	COVID-19 Time-Limited Funding is no longer reported separately, starting in 2023–24.
[5]

Projected to decline from 2023–24 to 2024–25 primarily due to lower college spending as a result of the federal government announcement to cap international student study permit applications for two years, beginning in 2024.

[6]

Includes the estimated cost of tax credit claims for the Regional Opportunities Investment Tax Credit, the Ontario Made Manufacturing Investment Tax Credit (OMMITC), the Ontario Innovation Tax Credit and the Ontario Business-Research Institute Tax Credit. The OMMITC was introduced in the 2023 Budget with costs commencing in 2023–24.

[7]	Based on the requirements of Public Sector Accounting Standards, the Ontario government consolidates the financial results of the Investment Management Corporation of Ontario.
[8]	Includes accounting adjustments tied primarily to grants provided for infrastructure projects and other related investments.
[9]

For presentation purposes in the 2024 Budget, Time-Limited COVID-19-related health response spending has been included separately for 2021–22 to 2022–23 instead of within the Ontario Ministry of Health and Ontario Ministry of Long-Term Care.

[10]

The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit is eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017. Amounts from 2021–22 to 2023–24 include tax credit amounts related to prior years; however, a decrease in costs of $18 million for the Apprenticeship Training Tax Credit in 2022–23 was reported separately as revenue.

[11]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health and hospitals for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $4.4 billion for interim 2023–24 and $5.2 billion in 2024–25.

[12]	The annual decline from 2021–22 to 2023–24 is mainly due to declining federal obligations, such as maturing mortgages, under the Social Housing Agreement.
[13]

Funding for Supply Ontario will transfer from the Ministry of Public and Business Service Delivery to Treasury Board Secretariat as of April 1, 2024, to reflect ministerial responsibility for oversight of the provincial agency.

[14]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $321 million in 2021–22, $694 million in 2022–23, $573 million in 2023–24 and $865 million in 2024–25.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

169

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Table 3.12

Infrastructure Expenditures

($ Millions)
Sector	Total Infrastructure Expenditures Interim[1,2] 2023–24	2024–25 Plan
		Investment in Capital Assets[3]	Transfers and Other Infrastructure Expenditures[4]	Total Infrastructure Expenditures
Transportation
Transit	8,638	9,535	1,160	10,695
Provincial Highways	3,285	3,649	222	3,872
Other Transportation, Property and Planning	188	137	81	218
Health
Hospitals	3,348	3,545	37	3,582
Other Health	640	47	255	303
Education	3,316	3,127	223	3,350
Postsecondary Education
Colleges and Other	765	792	87	879
Universities	113	–	130	130
Social	435	26	949	975
Justice	514	860	48	908
Other Sectors[5]	2,874	1,089	3,219	4,307
Total Infrastructure Expenditures	24,117	22,808	6,412	29,220
Less: Other Partner Funding[6]	3,176	2,972	–	2,972
Total[7]	20,941	19,836	6,412	26,248
[1]	Interim represents the 2024 Budget projection for the 2023–24 fiscal year.
[2]	Includes provincial investment in capital assets of $14.7 billion.
[3]	Includes $865 million in interest capitalized during construction.
[4]	Includes transfers to municipalities, universities and non-consolidated agencies.
[5]	Includes high-speed internet infrastructure, government administration, natural resources, and culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes Federal–Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

171

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Table 3.13

10-Year Review of Selected Financial and Economic Statistics1

($ Millions)

	2015–16	2016–17	2017–18
Revenue	136,148	140,734	150,696
Expense
Programs	129,905	131,442	142,464
Interest on Debt[2]	11,589	11,727	11,912
Total Expense	141,494	143,169	154,375
Reserve	–	–	–
Surplus/(Deficit)	(5,346)	(2,435)	(3,679)
Net Debt	306,357	314,077	323,068
Accumulated Deficit	203,014	205,939	208,257
Gross Domestic Product (GDP) at Market Prices	760,435	790,749	824,979
Primary Household Income	512,570	520,486	541,501
Population (000s) — July[3]	13,709	13,877	14,078
Net Debt per Capita (Dollars)	22,347	22,634	22,948
Household Income per Capita (Dollars)	37,389	37,508	38,463
Net Debt as a Per Cent of Revenue	225.0%	223.2%	214.4%
Interest on Debt as a Per Cent of Revenue	8.5%	8.3%	7.9%
Net Debt as a Per Cent of GDP	40.3%	39.7%	39.2%
Accumulated Deficit as a Per Cent of GDP	26.7%	26.0%	25.2%
[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $321 million in 2021–22, $694 million in 2022–23, $573 million in 2023–24 and $865 million in 2024–25.
[3]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2023–24, the population on July 1, 2023, is shown).
[4]	Interim represents the 2024 Budget projection for the 2023–24 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

2018–19	2019–20	2020–21	2021–22	Actual 2022–23	Interim[4] 2023–24	Plan 2024–25
153,804	156,167	164,970	185,128	192,887	204,336	205,690

148,747	152,265	168,964	170,520	186,361	194,470	200,583
12,385	12,497	12,296	12,583	12,389	12,843	13,913
161,132	164,762	181,260	183,103	198,750	207,313	214,496
–	–	–	–	–	–	1,000
(7,328)	(8,595)	(16,290)	2,025	(5,863)	(2,977)	(9,806)
337,623	352,382	372,501	382,842	400,484	414,814	439,056
215,770	224,814	238,231	238,160	246,804	249,781	259,587
860,103	893,224	874,354	960,226	1,048,258	1,091,497	1,120,967
567,484	593,065	592,514	642,859	695,228	739,268	768,844
14,327	14,574	14,762	14,842	15,145	15,608	16,021
23,566	24,180	25,234	25,794	26,443	26,576	27,405
39,610	40,695	40,138	43,312	45,905	47,364	47,990
219.5%	225.6%	225.8%	206.8%	207.6%	203.0%	213.5%
8.1%	8.0%	7.5%	6.8%	6.4%	6.3%	6.8%
39.3%	39.5%	42.6%	39.9%	38.2%	38.0%	39.2%
25.1%	25.2%	27.2%	24.8%	23.5%	22.9%	23.2%

173

Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook

Chapter 4: Borrowing and Debt Management Chapter 4 Borrowing and Debt Management

Chapter 4: Borrowing and Debt Management

Introduction

As Ontario continues on its path to balance the budget, the borrowing program remains responsibly and prudently managed to minimize interest on debt (IOD).

Ontario has completed $41.8 billion in long-term borrowing in 2023–24. This is $14.3 billion higher than anticipated in the 2023 Budget, primarily as a result of non-cash and cash timing adjustments, a modestly higher deficit for 2023–24 and higher year-end cash levels to pre-borrow for future years’ funding needs. The 2024–25 and 2025–26 long-term public borrowing forecasts are $38.2 billion and $37.7 billion, an increase of $9.5 billion and $4.3 billion from the 2023 Budget forecast, respectively, but only $0.8 billion and $0.7 billion higher than the forecast in the 2023 Ontario Economic Outlook and Fiscal Review. Long-term public borrowing for 2026–27 is forecast to be $32.8 billion.

Ontario is forecast to pay $12.8 billion in interest costs in 2023–24, $13.9 billion in 2024–25 and $14.7 billion in 2025–26, down from the 2023 Budget forecast of $14.1 billion, $14.4 billion and $15.1 billion, respectively. These lower interest costs total a cumulative savings of more than $2 billion over the three years, due to lower than projected borrowing costs. Interest costs in 2026–27 are forecast to be $15.2 billion.

Ontario continues to make progress on its debt burden reduction strategy. The net debt-to-GDP ratio is now forecast to be 38.0 per cent in 2023–24, 39.2 per cent in 2024–25, 39.5 per cent in 2025–26 and 39.1 per cent in 2026–27.

Ontario’s net debt-to-revenue is forecast to be 203 per cent in 2023–24, 214 per cent in 2024–25, 211 per cent in 2025–26 and 209 per cent in 2026–27.

Ontario’s interest on debt-to-revenue is forecast to be 6.3 per cent in 2023–24, 6.8 per cent in 2024–25 and 2025–26, and 6.7 per cent in 2026–27.

177

Chapter 4: Borrowing and Debt Management

Borrowing Program

Ontario’s borrowing program is primarily used to fund deficits, refinance maturing debt, and make investments in capital assets. Ontario will continue to finance most of its borrowing program in the long-term public markets in Canada and internationally.

Table 4.1 2023–24 Borrowing Program and Medium-Term Outlook ($ Billions)
		2023–24		Medium-Term Outlook
	2023 Budget	Change from 2023 Budget	Interim[1] 2023–24	2024–25	2025–26	2026–27

Deficit/(Surplus)	1.3	1.7	3.0	9.8	4.6	(0.5)

Investment in Capital Assets	13.6	1.2	14.7	17.7	20.2	20.4

Non-Cash and Cash Timing Adjustments	(9.2)	7.6	(1.6)	(11.0)	(12.0)	(13.9)

Net Loans and Investments	0.1	(0.4)	(0.2)	(0.3)	0.1	–

Debt Maturities and Redemptions	31.2	–	31.2	28.0	33.1	26.9

Total Funding Requirement	37.0	10.1	47.1	44.2	46.0	32.8

Decrease/(Increase) in Short-Term Borrowing	–	–	–	(5.0)	–	–

Increase/(Decrease) in Year-End Cash and Cash Equivalents[2]	5.0	4.3	9.3	(1.0)	(8.3)	–

Pre-borrowing in 2022–23 for 2023–24	(14.5)	–	(14.5)	–	–	–

Total Long-Term Borrowing	27.5	14.3	41.8	38.2	37.7	32.8
[1]	Interim represents the 2024 Budget projection for the 2023–24 fiscal year.
[2]	Starting in 2024–25, pre-borrowing will be reflected as part of the increase in year-end cash and cash equivalents.
Note:	Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ontario has completed $41.8 billion in long-term borrowing in 2023–24. This is $14.3 billion higher than anticipated in the 2023 Budget, primarily as a result of non-cash and cash timing adjustments, a modestly higher deficit for 2023–24 and higher year-end cash levels to pre-borrow for future years’ funding needs. The 2024–25 and 2025–26 long-term public borrowing forecasts are $38.2 billion and $37.7 billion, an increase of $9.5 billion and $4.3 billion from the 2023 Budget forecast, respectively, but only $0.8 billion and $0.7 billion higher than the forecast in the 2023 Ontario Economic Outlook and Fiscal Review. Long-term public borrowing for 2026–27 is forecast to be $32.8 billion.

Year-end cash and cash equivalents are forecast to decrease by $1.0 billion in 2024–25 and $8.3 billion in 2025–26. Starting in 2024–25, pre-borrowing will be reflected as part of the increase in year-end cash and cash equivalents, rather than having a separate line for pre-borrowing.

Chapter 4: Borrowing and Debt Management

Ontario plans to increase short-term borrowing by $5.0 billion in 2024–25. This positions Ontario to respond to recent changes in market demand for short-term Ontario debt. It will also maintain the proportion of short-term debt as a percentage of total debt outstanding within the target range of five to seven per cent, as it has been over the past 10 years.

In the event that alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change (see Chapter 3: Continuing to Invest in the Plan to Build: Ontario’s Fiscal Plan and Outlook for more details, and a description of the resulting alternative medium-term outlook scenarios). Under the Faster Growth scenario, long-term borrowing would decrease by a total of $19.6 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $17.3 billion over the same period.

179

Chapter 4: Borrowing and Debt Management

Approximately 86 per cent of 2023–24 long-term borrowing was completed in Canadian dollars, through 36 syndicated issues, one floating rate note and two Green Bonds. This percentage was within Ontario’s target range for domestic borrowing of 75 to 90 per cent for the 2023–24 fiscal year. Based on the combined experience of the last five fiscal years, Ontario’s target range for domestic borrowing will remain unchanged for 2024–25. This range will be adjusted, if necessary, in response to evolving investor demand in the Canadian dollar and foreign currency debt markets.

Chapter 4: Borrowing and Debt Management

Foreign currency borrowing helps reduce Ontario’s overall borrowing costs by continuing to diversify Ontario’s investor base. This diversification ensures the province will continue to have access to capital even if domestic market conditions become challenging. Approximately $5.9 billion, or 14 per cent of this year’s long-term borrowing, was completed in foreign currencies, primarily in U.S. dollars and euros.

181

Chapter 4: Borrowing and Debt Management

Sustainable Bond Program

Green Bonds have been a core component of Ontario’s borrowing program since 2014. They are an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest and most frequent issuer of Canadian dollar Green Bonds, with 15 issues totalling $18.0 billion since 2014–15 and $15.95 billion outstanding.

In January 2024, the government released the new Ontario Sustainable Bond Framework, replacing its Green Bond Framework from 2014. The new framework will allow for a broader range of potential bond offerings in the future, including emissions-free nuclear power.

On February 29, 2024, Ontario issued a $1.5 billion Green Bond. This was the second Green Bond issued in 2023–24, fifteenth Green Bond overall, and Ontario’s first Green Bond issued under the new Ontario Sustainable Bond Framework. Five projects were selected to receive funding from the most recent Green Bond:

•	GO Transit Expansion;

•	Hazel McCallion Light Rail Transit;

•	Ontario Line Subway;

•	Scarborough Subway Extension; and

•	Electric Vehicle (EV) ChargeON.

Chapter 4: Borrowing and Debt Management

Ontario plans to continue its leadership in the Canadian dollar Green Bond market and, subject to market conditions, will issue multiple Green Bonds each fiscal year, including in 2024–25.

183

Chapter 4: Borrowing and Debt Management

Cost of Debt

After a three-decade decline, interest rates have risen as central banks, including the Bank of Canada and the U.S. Federal Reserve, have raised overnight interest rates since early 2022. Interest rates have remained elevated throughout 2023 and into 2024. Chart 4.6 shows that while the effective interest rate on Ontario’s debt has risen modestly, it remains low in historical terms due to the decision to lock in long-term rates to extend the term of debt.

Chapter 4: Borrowing and Debt Management

Ontario’s borrowing costs for 2023–24 are now estimated to be 4.2 per cent, 40 basis points lower than forecasted in the 2023 Budget, as shown in Chart 4.7. Borrowing costs in 2024–25 and 2025–26 are also projected to be lower than forecasted in the 2023 Budget by an even greater margin. A one percentage point change in interest rates, either up or down from the current interest rate forecast, is estimated to have a corresponding change in Ontario’s borrowing costs of approximately $0.7 billion in the first full year.

185

Chapter 4: Borrowing and Debt Management

Ontario is forecast to pay $12.8 billion in interest costs in 2023–24, $13.9 billion in 2024–25 and $14.7 billion in 2025–26, down from the 2023 Budget forecasts of $14.1 billion, $14.4 billion and $15.1 billion, respectively. These lower interest costs total a cumulative savings of more than $2 billion over three years, due to lower than projected borrowing costs.

Chapter 4: Borrowing and Debt Management

Term of Debt

Ontario has continued to extend the term of its debt, to reduce refinancing risk on maturing debt. This also protects the IOD forecast against further increases in interest rates in the long term. Ontario has issued $137.0 billion of bonds, or almost one-third of total debt outstanding, with maturities of 30 years or longer since 2010–11. This includes $12.8 billion in 2023–24.

The success Ontario has had in extending the term of its debt from the time of the Global Financial Crisis has created flexibility for managing its large borrowing program and debt portfolio. Due to the extension of the term of debt in recent years, the impact on IOD in the short term and medium term has been lessened. Given interest rates have risen to near historical averages, Ontario will monitor the market and adjust the debt term strategy in the future, if necessary, in response to further changes to interest rates and the yield curve.

187

Chapter 4: Borrowing and Debt Management

Ensuring Adequate Liquidity Levels

Ontario aims to maintain an optimal level of cash reserves that balances potential holding costs with the need to have adequate funds to meet its financial obligations in a timely manner, as well as to be able to respond promptly to unforeseen market events or economic shocks. With short-term interest rates higher than long-term rates through 2023–24, holding liquid reserves reduced IOD as short-term investments earned more income than Ontario’s cost of borrowing long-term debt.

Ontario’s cash reserves averaged $46.9 billion in 2023–24. As shown in Chart 4.10, this is higher than the average in the previous fiscal year, reflecting higher operating requirements, investments in infrastructure and debt maturities.

Chapter 4: Borrowing and Debt Management

Debt Burden Reduction Strategy

The government remains committed to reducing the debt burden and putting Ontario’s finances back on a more sustainable path. As a result, Ontario has maintained the targets set in the 2023 Budget and continues to make progress towards achieving them over the medium-term outlook. In addition, Ontario’s path to balance by 2026–27 will further support progress towards its debt burden reduction strategy.

Making Progress on the Debt Burden Reduction Strategy

The 2024 Budget includes an updated debt burden reduction strategy that continues to focus on meeting the established targets over the medium-term outlook for the relevant measures of debt sustainability. These targets are reviewed annually, based on the latest economic and fiscal conditions, to ensure Ontario is making progress towards reducing the debt burden. Meeting these targets on a sustained basis would help improve Ontario’s credit rating profile and lower Ontario’s cost of borrowing. This would result in less money being required to pay for interest on debt, while freeing up resources for other priorities. The targets, which remain unchanged from the 2023 Budget, are:

Table 4.2

Progress on Relevant Debt Sustainability Measures

(Per Cent)
	Targets	2023 Budget 2023–24 Forecast	2023 FES 2023–24 Forecast	2024 Budget 2023–24 Forecast	2024 Budget 2024–25 Forecast
Net Debt-to-GDP	<40.0	37.8	38.4	38.0	39.2
Net Debt-to-Revenue	<200	199	206	203	214
Interest on Debt-to-Revenue	<7.5	6.9	6.7	6.3	6.8

Note: 2023 FES is defined as the 2023 Ontario Economic Outlook and Fiscal Review.

Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

Ontario’s net debt-to-GDP is projected to be 38.0 per cent in 2023–24, 39.2 per cent in 2024–25 and 39.5 per cent in 2025–26. In comparison to the 2023 Budget, the ratio increased by 0.2 percentage points, 1.5 percentage points and 2.6 percentage points, respectively. The increase in this ratio over the medium-term outlook is primarily due to higher than projected deficits and investments in infrastructure. The ratio is forecast to be 39.1 per cent in 2026–27. This ratio measures the relationship between a government’s obligations and its ability to meet them, indicating the burden of government debt as a share of the economy.

When compared to the 2023 Ontario Economic Outlook and Fiscal Review, the ratio decreased by 0.4 percentage points in 2023–24, followed by increases of 0.1 percentage points in 2024–25 and 0.8 percentage points in 2025–26. However, when further compared to the 2022 Budget, the ratio decreased by 3.4 percentage points in 2023–24, 2.1 percentage points in 2024–25 and 1.5 percentage points in 2025–26. These trends indicate that although the net debt-to-GDP ratio increased in comparison to the 2023 Budget, it remains relatively consistent or lower than in other recently published forecasts.

Over the medium-term outlook, the net debt-to-GDP ratio is forecast to stay below the target of 40.0 per cent, demonstrating that Ontario continues to make positive progress towards reducing the debt burden, while remaining committed to the target originally set in the 2023 Budget.

Chapter 4: Borrowing and Debt Management

Ontario’s net debt-to-revenue is projected to be 203 per cent in 2023–24, 214 per cent in 2024–25 and 211 per cent in 2025–26. In comparison to the 2023 Budget, the ratio increased by 4 percentage points, 16 percentage points and 21 percentage points, respectively. The increase in this ratio over the medium-term outlook is primarily due to reduced revenues as a result of lower projected economic growth, updated tax receipts information and investments in infrastructure. The ratio is forecast to be 209 per cent in 2026–27. This ratio is an indicator of how many years it would take to eliminate the debt if the Ontario government were to spend all its annual revenue on debt repayment.

When compared to the 2023 Ontario Economic Outlook and Fiscal Review, the ratio decreased by 3 percentage points in 2023–24, followed by increases of 3 percentage points in 2024–25 and 7 percentage points in 2025–26. However, when further compared to the 2022 Budget, the ratio decreased by 36 percentage points in 2023–24 and 25 percentage points in 2024–25 and 2025–26. These trends indicate that although the net debt-to-revenue ratio increased in comparison to the 2023 Budget, it remains relatively consistent or lower than in other recently published forecasts.

Ontario’s target for the net debt-to-revenue ratio remains to be below 200 per cent. Based on the growth trend in net debt and revenue beyond the medium-term outlook, this ratio is expected to meet the target of 200 per cent by 2029–30, or as early as 2026–27 should the Faster Growth scenario materialize.

191

Chapter 4: Borrowing and Debt Management

Ontario’s IOD-to-revenue ratio is projected to be 6.3 per cent in 2023–24, 6.8 per cent in 2024–25 and 2025–26. In comparison to the 2023 Budget, the ratio decreased by 0.6 percentage points in 2023–24, remained unchanged in 2024–25, and increased by 0.1 percentage points in 2025–26. The ratio is forecast to be 6.7 per cent in 2026–27. This ratio represents how much Ontario needs to spend on interest for every revenue dollar received. A lower IOD-to-revenue ratio frees up more resources for other priorities.

When comparing this ratio to the 2023 Ontario Economic Outlook and Fiscal Review and the 2022 Budget, for the years 2023–24 to 2025–26, the ratio improved by up to 1.3 percentage points. Ontario continues to show positive progress on the IOD-to-revenue ratio and is forecasting to meet the target and stay below 7.5 per cent over the medium-term outlook. This ratio remains close to the lowest levels it has been at since the 1980s.

Chapter 4: Borrowing and Debt Management

Consolidated Financial Tables

Table 4.3

Net Debt and Accumulated Deficit

($ Millions)

	2019–20	2020–21	2021–22	Actual 2022–23	Interim[1] 2023–24	Plan 2024–25
Debt[2]
Publicly Held Debt
Bonds[3]	348,589	381,492	399,628	403,398	416,517	428,080
Treasury Bills	19,175	24,097	22,301	22,276	20,866	25,866
U.S. Commercial Paper[3]	3,891	0	1,735	460	1,694	1,694
Infrastructure Ontario (IO)[4]	300	300	300	300	300	300
Other	264	250	231	217	202	186
Total Publicly Held Debt	372,219	406,139	424,195	426,651	439,579	456,126
Non-Public Debt	10,010	9,318	8,766	8,678	7,953	6,776
Gross Debt	382,229	415,457	432,961	435,329	447,532	462,902
Less: Holdings of own Ontario Bonds and Treasury Bills[5]	(9,938)	(11,122)	(7,098)	(10,154)	(5,586)	–
Less: Unamortized Discounts, Premiums and Commissions[6]				(3,376)	(4,495)	–
Total Debt	372,291	404,335	425,863	421,799	437,451	462,902
Other Net Financial (Assets)/Liabilities[7]	(33,808)	(44,396)	(54,729)	(37,876)	(34,669)	(34,864)
Broader Public Sector Net Debt	13,899	12,562	11,708	16,561	12,032	11,018
Net Debt	352,382	372,501	382,842	400,484	414,814	439,056
Non-Financial Assets[8]	(127,568)	(134,270)	(144,682)	(153,680)	(165,033)	(179,469)
Accumulated Deficit	224,814	238,231	238,160	246,804	249,781	259,587
[1]	Interim represents the 2024 Budget projection for the 2023–24 fiscal year.
[2]	Includes debt issued by Ontario and all government organizations, including the Ontario Electricity Financial Corporation (OEFC).
[3]	All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
[4]	IO debt is composed of Infrastructure Renewal Bonds. IO debt is not guaranteed by Ontario.
[5]	Ontario holds its own debt mainly to reduce the cash flow required to service large maturities, typically in June. For 2024–25, there are currently no significant holdings for maturities.
[6]

Effective April 1, 2022, Ontario adopted new PSAS standard on Financial Instruments on a prospective basis. Unamortized discounts and premiums are now amortized on an effective interest basis. These amounts are not forecasted for 2024–25.

[7]

Other Net Financial (Assets)/Liabilities include cash and temporary investments, accounts receivable, loans receivable, advances and investments in Government Business Enterprises (GBEs) offset by accounts payable, accrued liabilities, deferred revenue and capital contributions, pensions and other employee future benefits, and other liabilities.

[8]	Non-financial assets include the tangible capital assets of Ontario, including the broader public sector.

Sources: Ontario Financing Authority and Ontario Ministry of Finance.

Chapter 4: Borrowing and Debt Management

Table 4.4

Medium-Term Outlook: Net Debt and Accumulated Deficit

($ Millions)

	2024–25	2025–26	2026–27

Total Debt	462,902	467,489	473,348

Other Net Financial (Assets)/Liabilities	(34,864)	(18,148)	(10,467)

Broader Public Sector Net Debt	11,018	10,426	11,596

Net Debt	439,056	459,767	474,477

Non-Financial Assets	(179,469)	(195,567)	(210,757)

Accumulated Deficit	259,587	264,200	263,720

 Note: Numbers may not add due to rounding.

 Sources: Ontario Financing Authority and Ontario Ministry of Finance.

Annex

Details of Tax Measures and Other Legislative Initiatives

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview

This Annex contains detailed information on certain tax measures and other legislative initiatives proposed in this Budget.

Simplifying the Ontario Computer Animation and Special Effects Tax Credit

The Ontario Computer Animation and Special Effects (OCASE) Tax Credit is an 18 per cent refundable corporate income tax credit available to companies that undertake computer animation and special effects activities on eligible film and television productions in Ontario. To be eligible for the OCASE Tax Credit, a film or television production must also be certified for either the Ontario Film and Television Tax Credit or the Ontario Production Services Tax Credit, “tethering” the OCASE Tax Credit to these other film and television tax credits.

The government is proposing to remove this tethering requirement and replace it with the following new eligibility rules to ensure the credit continues to only support professional productions. These new rules deliver on the government’s commitment to explore opportunities to simplify tax credit support for computer animation and special effects activities:

•

A qualifying corporation would be required to incur a minimum of $25,000 in Ontario labour expenditures for each film or television production for which the OCASE Tax Credit is claimed. The minimum labour expenditure threshold would be required to be incurred in the taxation year of the claim or cumulatively between the taxation year of the claim and the previous taxation year. Once a qualifying corporation incurs the minimum labour expenditure threshold within up to two taxation years for a specific production, expenditures related to that production in those taxation years and any subsequent taxation years would be eligible; and

•	Certain types of productions would be excluded from eligibility, including but not limited to instructional videos, music videos and gaming videos.

The new rules would be effective for productions for which the qualifying corporation commences computer animation and/or special effects work on or after March 26, 2024.

197

Annex: Details of Tax Measures and Other Legislative Initiatives

Extending the Temporary Gas Tax and Fuel Tax Rate Cuts

The Ontario government temporarily cut the gasoline tax rate by 5.7 cents per litre and the fuel tax (diesel) rate by 5.3 cents per litre on July 1, 2022. The gasoline tax and fuel tax rates are currently 9 cents per litre. These tax reductions are set to end on June 30, 2024, when the tax rates would return to 14.7 cents per litre for gas and 14.3 cents per litre for fuel.

The government is introducing legislation that would amend the Gasoline Tax Act and the Fuel Tax Act to extend the rate cuts so that the rate of tax on gas and fuel would remain at 9 cents per litre for an additional six months until December 31, 2024.

Reviewing Ontario’s Tax System

Since 2018, the government has taken significant action to lower costs for families and seniors, including with the introduction of the Low-income Individuals and Families Tax (LIFT) Credit, and the Ontario Seniors Care at Home Tax Credit. To help build Ontario’s economy, the government introduced the Ontario Made Manufacturing Investment Tax Credit, brought in tax measures to support small business, and provided supports to the mining sector, along with a number of other tax measures. The government has also taken steps to enhance digital options for Ontario businesses to meet their tax compliance obligations, reduce red tape and simplify Ontario’s tax administration.

As part of its plan to build a strong Ontario, the government announced a review of the province’s tax system in the 2023 Budget. Since then, the government has consulted with a focused group of tax experts, economists and business leaders.

Based on the input from the consultations the tax system review will focus on opportunities to update the tax system to support greater productivity, including on innovation and research, to promote fairness, to enable greater simplicity and transparency, and to modernize administration.

Annex: Details of Tax Measures and Other Legislative Initiatives

Property Assessment and Taxation Review

The government is undertaking a review of the property assessment and taxation system focusing on fairness, affordability, business competitiveness and modernized administration tools. Consultations have commenced to seek input on the scope and priority areas of the review. Consultations will continue with broader engagement of stakeholders from across the province starting early spring. To maintain stability for taxpayers, the provincewide property reassessment will continue to be deferred until this review is complete.

Reviewing Alcohol Taxation and Fees

The government is proposing to eliminate the wine basic tax that applies to sales of Ontario wine and wine coolers in on-site winery retail stores. The new rate would come into effect on April 1, 2024.

The government will also conduct a targeted review of taxes and fees on beer, wine and alcoholic beverages with the aim of promoting a more competitive marketplace for Ontario-based producers and consumers.

Summary of Measures

Table A.1 reflects the cost of proposed tax measures in this Budget.

Table A.1

Summary of Measures

($ Millions)
	2024–25	2025–26	2026–27
Simplifying the Ontario Computer Animation and Special Effects Tax Credit	s	s	s
Extending the Temporary Gas Tax and Fuel Tax Rate Cuts	620	–	–
Eliminating the Wine Basic Tax	8	8	8
Total	628	8	8

Notes: Numbers reflect the benefit to individuals, families, businesses and other beneficiaries. Numbers represent a decrease in government revenue.

Total is based on the sum of rounded figures for the purpose of presentation.

“–” = a nil amount.

“s” = a small amount (less than $1 million).

Source: Ontario Ministry of Finance.

199

Annex: Details of Tax Measures and Other Legislative Initiatives

Technical Amendments

Amendments may be proposed to various statutes administered by the Ontario Minister of Finance, or other statutes, to improve administrative effectiveness or enforcement, maintain the integrity and equity of Ontario’s tax and revenue collections system, or enhance legislative clarity or regulatory flexibility to preserve policy intent.

Proposed legislative amendments include:

•	Amendments to the Estate Administration Tax Act, 1998 to include the term “small estate certificate” and “amended small estate certificate” under the definition of the term “estate certificate.”

•	An amendment to the Financial Administration Act to provide express authority for intra-day credit for loans entered into by the province of Ontario.